                                     REGISTRATION FILED PURSUANT TO RULE 424(b)2
                                                   REGISTRATION NUMBER 333-33200

PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus Dated May 5, 2000)

                                 $710,000,000

                              [LOGO APPEARS HERE]

                   9 3/4% Senior Subordinated Notes due 2007

                              -------------------
The Company:

 . MGM Grand, Inc. is a leading operator of first class hotel/casino resorts with an emphasis on the total gaming and entertainment experience. We own and operate the MGM Grand Las Vegas and the New York-New York Hotel and Casino, two of the most prominent hotel/casino resorts on the Las Vegas Strip. In addition, we own and operate three hotel/casino resorts in Primm, Nevada, the MGM Grand Detroit interim casino in Detroit, Michigan and the MGM Grand Hotel and Casino in Darwin, Australia. We also operate three casinos in South Africa.

 . On March 6, 2000, we entered into a definitive merger agreement with Mirage
  Resorts, Incorporated, under which we will acquire Mirage, and Mirage's shareholders will receive $21 per share in cash. The merger will have a total equity value of approximately $4.4 billion. In addition, we will assume or refinance Mirage's outstanding debt of approximately $2.0 billion.


The Senior Subordinated Notes:

 . Maturity: The notes will mature on June 1, 2007.

 . Interest Payments: The notes will pay interest semi-annually in cash in arrears on June 1 and December 1, starting on December 1, 2000.

 . Ranking: The notes and guarantees will be general unsecured senior subordinated obligations of MGM Grand and each guarantor, respectively. The notes and guarantees will rank junior to all existing and future senior indebtedness and will rank pari passu with or senior to all other existing or future indebtedness of MGM Grand and each guarantor, respectively.

 . Guarantees: The notes will be unconditionally guaranteed, jointly and severally, on a senior subordinated basis by certain of our existing and future subsidiaries.

 . Optional Redemption: We may redeem the notes in whole, but not in part, at any time prior to their maturity at the redemption prices described more fully in this prospectus supplement.

  This investment involves risks. See "Risk Factors" beginning on page S-13.

--------------------------------------------------------------------------------
                                           Price to   Underwriting  Proceeds to
                                            Public    Discount (1) MGM Grand (1)
--------------------------------------------------------------------------------
Per Note...............................    98.763%       1.610%       97.153%
Total................................... $701,217,300 $11,431,000  $689,786,300
--------------------------------------------------------------------------------

(1) Reflects an underwriting discount of 1.75% with respect to all notes other than up to $60.0 million of the notes sold to certain of our and Mirage's directors and senior management which will be purchased and sold by the underwriters at the price to public.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

   None of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the New Jersey Casino Control Commission, the Michigan Gaming Control Board, the Mississippi Gaming Commission nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

   The Attorney General of the State of New York has not passed upon or endorsed the merits of this offering. Any representation to the contrary is unlawful.

   Banc of America Securities LLC expects to deliver the notes to purchasers on May 31, 2000.

                          Joint Book Running Managers
Banc of America Securities LLC                        Deutsche Banc Alex. Brown

                              -------------------

      Co-Lead Manager
Morgan Stanley Dean Witter

Banc One Capital Markets, Inc.
     Bear, Stearns & Co. Inc.
           CIBC World Markets
                Commerzbank Capital Markets Corp.
                      Merrill Lynch & Co.
                            Salomon Smith Barney
                                 Scotia Capital
                                       SG Cowen
                                             Wasserstein Perella Securities,
                                             Inc.

             The date of this prospectus supplement is May 22, 2000.

                 Pictures of MGM Grand and Mirage Hotel/Casinos

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                               ----------------

                             Prospectus Supplement

                               ----------------

                                                                          Page
                                                                          ----
Summary..................................................................  S-1
Risk Factors............................................................. S-13
Use of Proceeds.......................................................... S-18
Capitalization........................................................... S-19
Dividend Policy.......................................................... S-20
Unaudited Pro Forma Financial Statements................................. S-21
Selected Consolidated Financial and Other Data........................... S-26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-30
Business and Properties.................................................. S-40
Regulation and Licensing................................................. S-49

                                                                           Page
                                                                           ----
Description of the Notes.................................................. S-60
Underwriting.............................................................. S-76
Legal Matters............................................................. S-77
Experts................................................................... S-78
Forward-Looking Statements................................................ S-78
Where You Can Find More Information....................................... S-79
Incorporation of Certain Information by Reference......................... S-79
Appendix I: Mirage Resorts, Incorporated--Management's Discussion and
 Analysis of Financial Condition and Results of Operations................  I-1

                               ----------------

                                  Prospectus

                               ----------------

                                                                          Page
                                                                          ----
About this Prospectus....................................................   2
Forward-Looking Statements...............................................   2
The Company..............................................................   3
Use of Proceeds..........................................................   4
Ratio of Earnings to Fixed Charges.......................................   4
Summary Historical Financial Data........................................   5
Summary Unaudited Pro Forma Data.........................................   6
Comparative Historical and Pro Forma Selected Consolidated Financial
 Data....................................................................   7
Unaudited Pro Forma Financial Statements.................................   8

                                                                            Page
                                                                            ----
Description of Our Long Term Debt..........................................  12
Description of Debt Securities.............................................  17
Description of Common Stock................................................  24
Plan of Distribution.......................................................  25
Legal Matters..............................................................  26
Experts....................................................................  26
Where You Can Find More Information........................................  26
Incorporation of Certain Information by Reference..........................  27

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are offering the notes and seeking offers to buy the notes only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents regardless of the time of delivery of this prospectus supplement or any sale of the notes.

                                    SUMMARY

   This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, including the financial data and related notes, as well as the documents incorporated by reference, before making an investment decision. In this prospectus supplement, except where the context otherwise requires, we will collectively refer to MGM Grand, Inc. and its direct and indirect subsidiaries as "MGM Grand," "we," "our" and "us."

MGM Grand, Inc.

   MGM Grand is a leading operator of first class hotel/casino resorts with an emphasis on the total gaming and entertainment experience. We own and operate the MGM Grand Las Vegas and the New York-New York Hotel and Casino, two of the most prominent hotel/casino resorts on the Las Vegas Strip. We believe the MGM Grand Las Vegas is one of the largest hotel/casino resorts in the world with 5,034 rooms, approximately 171,500 square feet of gaming space and one of the largest entertainment venues in Las Vegas. In 1999, we completed an approximate $570 million master plan that expanded and transformed the MGM Grand Las Vegas into "The City of Entertainment." Our New York-New York hotel/casino resort has 2,024 hotel rooms and approximately 84,000 square feet of gaming space. In Primm, Nevada, we own and operate the three hotel/casino resorts that travelers first encounter on the principal route from Southern California to Las Vegas. On July 29, 1999, we opened the MGM Grand Detroit interim casino in Detroit, Michigan. We also own and operate the MGM Grand Hotel and Casino in Darwin, Australia and operate three casinos in South Africa.

Mirage Transaction Overview

   On March 6, 2000, we entered into a definitive merger agreement with Mirage, under which we will acquire Mirage, and Mirage shareholders will receive $21 per share in cash. The merger will have a total equity value of approximately $4.4 billion. In addition, Mirage has outstanding debt of approximately $2.0 billion. The merger is subject to the approval of Mirage shareholders and to the satisfaction of customary closing conditions contained in the merger agreement, including the receipt of all necessary regulatory and governmental approvals. The merger will be accounted for as a purchase and is anticipated to close in mid-2000. As a result of the merger, Mirage will become our wholly owned subsidiary.

   Mirage owns and operates hotel/casino resorts on the Las Vegas Strip that include: Bellagio, a European-style luxury resort; The Mirage, a tropically-themed destination resort; Treasure Island at the Mirage, a pirate-themed hotel/casino resort; and the Holiday Inn(R) Casino Boardwalk. Mirage also owns a 50% interest in the joint venture that owns and operates the Monte Carlo Resort & Casino, a palatial-style hotel/casino on the Las Vegas Strip. Mirage also owns and operates The Golden Nugget, a hotel/casino in downtown Las Vegas, The Golden Nugget-Laughlin, located near the center of the tourist strip in Laughlin, Nevada, and Beau Rivage, a beachfront resort located in Biloxi, Mississippi. Mirage is also developing a hotel/casino resort in the Marina district of Atlantic City, New Jersey on a joint venture basis with Boyd Gaming Corporation. Mirage has historically built and operated theme-based, "one-of-a-kind" hotel/casino resorts that provide customers a variety of world-class gaming and entertainment attractions.

Reasons for the Mirage Merger

   We believe the Mirage merger will achieve the following business objectives:

  .  control several of the premier gaming properties on the Las Vegas Strip;

  .  position us with a significant focus on the Nevada gaming market;

  . provide us with selective geographic diversity while maintaining leadership positions in several major domestic and international gaming markets;

  . focus on the most profitable customer segment, enabling us to leverage multiple revenue streams and cross-marketing opportunities from the combined customer base; and

  . provide significant operational synergies and cost savings opportunities.

   The Mirage merger will allow us to control several of the premier gaming properties on the Las Vegas Strip into one company, including MGM Grand Las Vegas, New York-New York, Bellagio, The Mirage and Treasure Island, as well as Monte Carlo in which Mirage has a 50% ownership interest. We believe that these properties are among the most recognized hotel/casino resorts on the Las Vegas Strip and that they are among the most visited "must-see" attractions on the Las Vegas Strip. We believe these properties collectively generate more revenue than the Las Vegas Strip properties of any other gaming operator and that the consolidation of these properties will position us as the dominant competitor in the upper-middle and premium segments of the Las Vegas gaming market.

   A principal element of our strategy is to maintain a focus on the Nevada gaming market, the largest and most widely recognized gaming market in the world. We view Nevada's gaming market as the industry's most attractive market due to the state's stable legal and regulatory environment, the significant concentration of hotel/casino resorts on the Las Vegas Strip, the steady growth of the Las Vegas gaming market and the strength of the state's secondary gaming markets. Since late 1998, four hotel/casino resorts have opened on the Las Vegas Strip: Bellagio, Mandalay Bay Resort & Casino, The Venetian and Paris Las Vegas. These new resorts were absorbed by the market and fueled a 10.5% increase in the number of visitors to the Las Vegas Strip in 1999. With the exception of the planned opening of Aladdin Casino in 2000, we are unaware of any other publicly announced new hotel/casino resort under development on the Las Vegas Strip, which should enable us to continue to experience favorable occupancy rates. McCarran International Airport is expected to continue to expand by adding 24 more gates in the next two years while construction and development of the beltway, the largest transportation improvement project ever undertaken by Clark County, is expected to commence this year. In addition to the Las Vegas Strip, significant Nevada gaming markets in which MGM Grand and Mirage have properties are Downtown Las Vegas, Primm and Laughlin. Following the Mirage merger, we believe that we will be well positioned in the Nevada market, with a total of 12 properties.

   We also anticipate that the Mirage merger will fortify our position in gaming markets outside Nevada. MGM Grand and Mirage collectively operate gaming properties domestically in Detroit, Michigan and Biloxi, Mississippi and internationally in Australia and South Africa. We believe that our presence in these domestic and international gaming markets serves to hedge the economic and general business risk we face in the Nevada gaming market. We believe this selective geographic diversification adds ancillary revenue streams and provides marketing opportunities for our other hotel/casino resort properties.

   We believe that the Mirage merger will provide us further penetration and dominance of our target high-end customer base, as well as further diversification of overall customer demographics. The combined portfolio will have hotel/casino resorts with global brand names that serve diverse customer profiles. We believe MGM Grand Las Vegas, Bellagio and The Mirage will attract premium customers and New York-New York, Treasure Island and Monte Carlo will attract upper-middle customers. A greater number of properties in each market segment allows for cross-marketing to the same type of customer. We intend to leverage this larger customer base by cross-marketing other products and services, including restaurants, entertainment venues and golf courses.

   Similar to our acquisition of Primadonna, we believe that the Mirage merger will provide significant economic and operational benefits to us resulting from opportunities to (i) eliminate redundant operating costs; (ii) utilize economies of scale and best practices; and (iii) implement revenue enhancement strategies. We believe that several opportunities exist to reduce the combined cost structure of MGM Grand and Mirage through the elimination of duplicative and redundant operating costs, particularly related to overlapping corporate functions and duplicative sales and marketing offices throughout the world. We expect to realize annual cost savings of approximately $95.0 million specifically related to these initiatives upon full integration of the Mirage merger. Furthermore, we expect to achieve economies of scale in other areas such as payroll, purchasing, centralized room reservation systems and high-end marketing opportunities. We also believe that the Mirage merger will present the combined company with the opportunity to enhance revenue growth through cross-marketing room reservations, restaurants, live entertainment, leisure activities and gaming affinity programs. A primary goal of our senior management team will be to scrutinize the operating efficiency of the newly acquired properties, and focus the entire company on achieving the highest EBITDA margins in the gaming industry. In addition, the sale of non-strategic assets could result in significant proceeds available for immediate debt reduction.

Hotel/Casino Resort Properties

   We have provided below certain information about our hotel/casino resort properties and the Mirage properties. Except as otherwise indicated, we or Mirage wholly own and operate these properties.

                                            Approximate
                               Number of       Casino                 Gaming
       Name and Location      Rooms/Suites Square Footage Slots (1) Tables (2)
       -----------------      ------------ -------------- --------  ---------
   Domestic Casinos:
    Las Vegas Strip, Nevada
     MGM Grand Las Vegas.....     5,034        171,500      3,589       152
     Bellagio*...............     3,005        155,000      2,485       139
     The Mirage*.............     3,044        107,200      2,300       122
     New York-New York.......     2,024         84,000      2,250        70
     Treasure Island*........     2,885         83,800      1,940        83
     Monte Carlo (3)*........     3,002        102,000      2,100        71
     Boardwalk*..............       654         32,000        605        20
                                 ------      ---------     ------     -----
       Subtotal..............    19,648        735,500     15,269       657
                                 ------      ---------     ------     -----
    Downtown Las Vegas,
     Nevada
     The Golden Nugget*......     1,907         38,000      1,255        56

    Laughlin, Nevada
     The Golden Nugget-
      Laughlin*..............       300         32,000      1,185        13

    Primm, Nevada
     Buffalo Bill's Resort &
      Casino.................     1,239         46,000      1,527        40
     Primm Valley Resort &
      Casino.................       626         51,000      1,394        33
     Whiskey Pete's Hotel &
      Casino.................       777         36,400      1,355        30
                                 ------      ---------     ------     -----
       Subtotal..............     2,642        133,400      4,276       103
                                 ------      ---------     ------     -----
    Detroit, Michigan
     MGM Grand Detroit (4)...        NA         75,000      2,435        86

    Biloxi, Mississippi
     Beau Rivage*............     1,780         80,000      1,995        89
                                 ------      ---------     ------     -----
       Total Domestic........    26,277      1,093,900     26,415     1,004
                                 ------      ---------     ------     -----
   International Casinos:
    Darwin, Northern
     Territory, Australia
     MGM Grand Australia.....        96         23,800        360        32

    South Africa
     Nelspruit (5)...........        NA         13,000        298        12
     Witbank (5).............        NA         15,500        360        12
     Johannesburg (5)........        NA         58,000      1,700        50
                                 ------      ---------     ------     -----
       Grand Total...........    26,373      1,204,200     29,133     1,110
                                 ======      =========     ======     =====

--------
 * Represents a Mirage-owned property prior to the merger.

(1) Includes slot machines and other coin-operated devices.

(2) Generally includes blackjack ("21"), baccarat, craps, pai gow poker, Caribbean stud poker, wheel of fortune and roulette.

(3) Owned and operated by a 50-50 joint venture between Mirage and Mandalay Resort Group.

(4) On July 29, 1999, we opened our interim casino facility in Detroit, Michigan.

(5) Referenced properties are governed by a joint venture agreement among MGM Grand, Southern Sun Group and Tsogo Investment Holding Company, under which MGM Grand earns fees for the management of all casino operations.

Recent Developments

   New Senior Credit Facilities. On April 11, 2000, we announced the execution of agreements with a group of banks to provide $4.3 billion in new senior credit facilities. The new senior credit facilities consist of a $2.0 billion five-year revolving credit facility, a $1.0 billion 364-day revolving credit facility and a $1.3 billion one-year term loan. We expect to draw on these new senior credit facilities in connection with the pending Mirage merger.

   Private Placement. On April 18, 2000, we completed a private placement of
46.5 million shares of our common stock for a total purchase price of $1.23 billion. On May 18, 2000, as required by the private placement agreement, we filed a shelf registration statement to register the resale of these shares although we do not know when or if any such resales may occur. Tracinda Corporation, our largest stockholder, purchased 23 million shares in the private placement. As a result of the private placement, the percentage ownership of our outstanding shares by Tracinda and its sole stockholder decreased from approximately 64% to 60%.

   Cash Flow Uses. As a result of the pending merger with Mirage, we announced on April 19, 2000, that our previously declared quarterly dividend policy was discontinued. Also, we have suspended our previously announced share repurchase program. We intend to focus on utilizing all available free cash flow to repay indebtedness as well as finance our ongoing operations.

   Regulatory Approval. On May 18, 2000, the Mississippi Gaming Commission granted us the necessary regulatory approvals so that we may consummate the Mirage merger.

   Directed Purchases. On May 18, 2000, we announced the intentions of certain of our and Mirage's directors and senior management to purchase up to $60.0 million of the notes offered hereby at the price to public.

                                  The Offering

   The summary below describes the principal terms of the notes. The terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

 Issuer......................... MGM Grand, Inc.

 Securities..................... $710.0 million in principal amount of 9 3/4%
                                 senior subordinated notes due 2007.

 Maturity....................... June 1, 2007.

 Interest....................... Annual rate: 9 3/4%.
                                 Payment frequency: every six months on June 1
                                 and December 1.
                                 First payment: December 1, 2000.

 Guarantee...................... The notes will be unconditionally guaranteed, jointly and severally, on a senior
                                 subordinated basis by all of our wholly owned
                                 U.S. subsidiaries except for U.S. holding
                                 companies of our foreign subsidiaries.

 Ranking........................ The notes and guarantees will be general unsecured senior subordinated obligations of
                                 MGM Grand and each guarantor, respectively,
                                 and will rank junior to all existing and
                                 future senior indebtedness and pari passu
                                 with or senior to all other existing or
                                 future indebtedness of MGM Grand and each
                                 guarantor, respectively.

                                 As of March 31, 2000, after giving effect to the Mirage merger and the related financing transactions, the notes and guarantees would have been subordinated to approximately $5.8 billion of senior indebtedness, including
                                 $4.3 billion of borrowings under our new senior credit facilities and $1.5 billion under our and Mirage's existing senior notes, and effectively subordinated to $179.3 million of indebtedness of our subsidiaries that are not guarantors.

 Optional Redemption............ We may redeem the notes in whole, but not in part, at any time prior to their maturity at
                                 the redemption prices described in the
                                 section "Description of the Notes--Optional
                                 Redemption."

 Change of Control.............. If we experience specific kinds of changes of control, we must offer to repurchase the
                                 notes at the price described in the section
                                 "Description of the Notes--Repurchase at the
                                 Option of Holders Upon a Change of Control."

 Basic Covenants of the          We will issue the notes under an indenture
  Indenture..................... with The Bank of New York, as trustee. The indenture will, among other things, restrict
                                 our and the subsidiary guarantors' ability
                                 to:

                                 .  incur liens on assets to secure debt;

                                 .  enter into certain sale and lease-back
                                    transactions; and

                                 . merge or consolidate with another company or sell substantially all assets.

 Use of Proceeds................ We plan to use the net proceeds from the offering of the notes to repay, upon
                                 consummation of the Mirage merger, a portion
                                 of the outstanding borrowings under Mirage's
                                 existing senior credit facility. In addition,
                                 we will use the proceeds from our initial
                                 borrowings under our new senior credit
                                 facilities, together with the proceeds from
                                 our recently completed private placement of
                                 common stock, to:

                                 .  consummate the Mirage merger;

                                 .  refinance our existing senior credit
                                    facility;

                                 .  refinance the remainder of Mirage's
                                    existing senior credit facility; and

                                 .  pay related fees and expenses.

   You should refer to the section entitled "Risk Factors" for an explanation of certain risks of investing in the notes.

              Summary Unaudited Pro Forma Financial and Other Data

   The summary unaudited pro forma financial and other data gives effect to the Mirage merger and the financing transactions associated therewith. The Mirage merger will be accounted for as a "purchase," which means that the purchase price will be preliminarily allocated to assets acquired and liabilities assumed based on their estimated fair values at the time the companies are combined. We are providing the following financial information to assist you in your analysis of the financial aspects of the Mirage merger. We derived this information from audited financial statements for the fiscal year ended December 31, 1999 and unaudited financial statements for the three months ended March 31, 2000 for both MGM Grand and Mirage. The information is only a summary of the unaudited pro forma financial information presented on pages S-21 to S-25 and you should read it in conjunction with our historical financial statements and related notes contained in the annual reports and other information incorporated herein by reference. Certain of Mirage's financial information has been reclassified to conform with our presentation.

   While this pro forma financial information has been prepared based upon currently available information using assumptions which we believe are appropriate, you should be aware that this pro forma information may not be indicative of what actual results will be in the future or would have been for the periods presented. You should read the notes to the summary unaudited pro forma financial statements beginning on page S-24 for further discussion of the assumptions we made to prepare this information.

                                               Year Ended     Three Months Ended
                                            December 31, 1999   March 31, 2000
                                            ----------------- ------------------
                                                       (in thousands,
                                              except for other operating data)
Statement of Income Data:
Net revenues..............................     $3,826,432        $ 1,107,160
Operating income (1)......................        504,765            210,092
Income before income taxes, extraordinary
 item and cumulative effect of change in
 accounting principle.....................        121,587             96,253
Net income before extraordinary item and
 cumulative effect of change in accounting
 principle................................         71,189             58,861

Other Financial Data:
EBITDA (2)................................     $1,026,756        $   332,801
EBITDA Margin.............................           26.8%              30.1%
Cash flows from operating activities......     $  719,043        $   230,630
Cash flows from investing activities......       (893,907)           (83,327)
Cash flows from financing activities......        279,104           (169,215)
Depreciation and amortization.............        344,223             98,920
Ratio of earnings to fixed charges (3)....           1.04x              1.53x

Other Operating Data (end of period):
Rooms.......................................................          26,373
Casino square footage.......................................       1,204,200
Number of slot machines.....................................          29,133
Number of table games.......................................           1,110

Balance Sheet Data (end of period):
Cash and cash equivalents...................................     $   197,110
Total assets................................................      10,765,071
Total debt (4)..............................................       6,534,206
Total stockholders' equity..................................       2,232,985

--------
See footnotes on following page.

--------
(1) Includes preopening, restructuring and other of $113.6 million and $8.9 million for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively.

(2) EBITDA consists of operating income plus depreciation and amortization, one-time charges (which consist of master plan asset disposition and preopening, restructuring and other) and corporate expense. On a pro forma basis corporate expense for the year ended December 31, 1999 and three months ended March 31, 2000 would have been $64.1 million and $14.9 million, respectively. On a pro forma basis depreciation and amortization reported as corporate expense for the year ended December 31, 1999 and the three months ended March 31, 2000 would have been $12.4 million and $3.3 million, respectively. EBITDA should not be construed as an alternative to operating income, as an indicator of our operating performance or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. In addition, it should be noted that not all gaming companies that report EBITDA calculate this measure in the same manner as MGM Grand, and therefore, our measure of EBITDA may not be comparable to similarly titled measures used by other gaming companies.

(3) For purposes of computing the ratio of earnings to fixed charges: (i) "earnings" consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs and MGM Grand's proportionate share of interest cost of 50%-owned joint ventures.

(4) Includes current and long term portions of capitalized lease obligations and long term debt.

                  Summary Historical Financial and Other Data

MGM Grand, Inc.

   We have derived the following summary historical financial and other data as of and for each of the three fiscal years ended December 31, 1999 from audited consolidated financial statements included in our Annual Reports on Form 10-K for the fiscal years then ended. Our summary historical financial and other data presented in the table below as of and for the three months ended March 31, 1999 and March 31, 2000 is unaudited. However, in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods have been included. The results of operations for the three months ended March 31, 2000 may not be indicative of results of operations for the full year. The table should be read together with the other information appearing in this prospectus supplement or incorporated herein by reference.

                                                              Three Months Ended
                             Year Ended December 31,               March 31,
                         ----------------------------------  ----------------------
                            1997        1998        1999        1999        2000
                         ----------  ----------  ----------  ----------  ----------
                            (in thousands, except for other operating data)
Statement of Income
 Data:
Net revenues............ $  827,597  $  773,863  $1,391,650  $  251,367  $  442,872
Operating income (1)....    190,970     131,574     209,868      37,942      92,440
Income before income
 taxes, extraordinary
 item and cumulative
 effect of change in
 accounting principle...    180,301     109,528     150,153      28,824      70,952
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............    115,256      68,948      95,124      18,491      44,305

Other Financial Data:
EBITDA (2).............. $  287,064  $  218,547  $  421,805  $   72,738  $  144,616
EBITDA Margin...........       34.7%       28.2%       30.3%       28.9%       32.7%
Cash flows from
 operating activities... $  184,012  $  171,680  $  289,877  $   30,674  $   71,118
Cash flows from
 investing activities...   (201,778)   (405,733)   (386,693)   (111,252)    (63,123)
Cash flows from
 financing activities...     (9,040)    281,403     136,382      64,391     (31,437)
Depreciation and
 amortization...........     64,104      76,284     125,985      20,892      39,871
Capital expenditures
 (3)....................    227,756     361,942     375,260     117,257      62,401
Ratio of earnings to
 fixed charges (4)......     10.11x       2.94x       2.73x       2.69x       3.86x

Other Operating Data
 (end of period):
Rooms...................      7,134       7,134       9,796       9,767       9,796
Casino square footage...    292,336     365,836     574,236     499,236     574,200
Number of slot
 machines...............      6,728       8,793      15,451      15,497      15,268
Number of table games...        268         326         514         508         517

Balance Sheet Data (end
 of period):
Cash and cash
 equivalents............ $   34,606  $   81,956  $  121,522  $   65,769  $   98,080
Total assets............  1,389,816   1,768,958   2,760,743   2,538,855   2,733,064
Total debt (5)..........     68,365     552,827   1,336,850   1,012,117   1,357,974
Total stockholders'
 equity.................  1,101,622     964,381   1,033,846   1,222,306   1,036,735

--------
See footnotes on following page.

--------
(1) Includes master plan asset disposition costs of $28.6 million in 1997. Includes preopening and other of $71.5 million, $8.8 million and $6.5 million for 1999, the three months ended March 31, 1999 and the three months ended March 31, 2000, respectively. Includes corporate expense of $3.4 million, $10.7 million, $14.5 million, $5.1 million and $5.8 million for 1997, 1998, 1999, the three months ended March 31, 1999 and the three months ended March 31, 2000, respectively.

(2) EBITDA consists of operating income plus depreciation and amortization, one-time charges (which consist of master plan asset disposition and preopening, restructuring and other) and corporate expense. EBITDA should not be construed as an alternative to operating income, as an indicator of our operating performance or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. In addition, it should be noted that not all gaming companies that report EBITDA calculate this measure in the same manner as MGM Grand, and therefore, our measure of EBITDA may not be comparable to similarly titled measures used by other gaming companies.

(3) During 1997, $174.1 million and $16.5 million was expended on the MGM Grand Las Vegas master plan and the development of MGM Grand Atlantic City, respectively. During 1998, $304.8 million, $5.5 million and $5.0 million was expended on the master plan, the development of MGM Grand Atlantic City and the development of the MGM Grand Detroit interim casino, respectively. During 1999, $83.1 million, $14.7 million and $161.9 million was expended on the master plan, the development of MGM Grand Atlantic City and the development of the MGM Grand Detroit interim casino, respectively. During the three months ended March 31, 1999, $40.7 million, $1.2 million and $50.9 million was expended on the master plan, the development of MGM Grand Atlantic City and the development of the MGM Grand Detroit interim casino, respectively. During the three months ended March 31, 2000, $7.5 million, $1.9 million and $16.4 million was expended on the new golf course at MGM Grand Las Vegas, the development of MGM Grand Atlantic City and the completion of the MGM Grand Detroit interim casino, respectively.

(4) For purposes of computing the ratio of earnings to fixed charges: (i) "earnings" consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs and our proportionate share of interest cost of 50%-owned joint ventures.

(5) Includes current and long term portions of capitalized lease obligations and long term debt.

                  Summary Historical Financial and Other Data

Mirage Resorts, Incorporated

   The summary historical financial and other data for Mirage as of and for each of the three fiscal years ended December 31, 1999 have been derived from the audited consolidated financial statements included in Mirage's Annual Reports on Form 10-K for the fiscal years then ended. Mirage's summary historical financial and other data presented in the table below as of and for the three months ended March 31, 1999 and March 31, 2000 is unaudited. The results of operations for the three months ended March 31, 2000 may not be indicative of results of operations for the full year. The table should be read together with the other information appearing in this prospectus supplement or incorporated herein by reference. Certain of Mirage's financial information has been reclassified to conform with our presentation.

                                                                Three Months Ended
                              Year Ended December 31,                March 31,
                         ------------------------------------  ----------------------
                            1997         1998         1999        1999        2000
                         -----------  -----------  ----------  ----------  ----------
                             (in thousands, except for other operating data)
Statement of Income
 Data:
Net revenues............ $ 1,424,016  $ 1,526,803  $2,434,782  $  590,299  $  664,288
Operating income (1)....     331,506      155,179     307,972      75,857     120,921
Income before income
 taxes, extraordinary
 item and cumulative
 effect of change in
 accounting principle...     325,079      135,178     218,090      49,639      86,965
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............     209,803       85,225     140,968      32,070      55,782

Other Financial Data:
EBITDA (2).............. $   448,655  $   397,743  $  604,951  $  162,402  $  188,185
EBITDA Margin...........        31.5%        26.1%       24.8%       27.5%       28.3%
Cash flows from
 operating activities... $   293,957  $   279,855  $  429,166  $  101,590  $  159,512
Cash flows from
 investing activities...  (1,196,421)  (1,280,404)   (507,214)   (188,664)    (20,204)
Cash flows from
 financing activities...     919,893      976,026     142,722     130,583    (137,778)
Depreciation and
 amortization...........      87,956      105,298     205,163      43,832      55,780
Capital expenditures
 (3)....................   1,058,900    1,158,497     509,399     157,896      60,298
Ratio of earnings to
 fixed charges (4)......        4.38x        1.27x       2.21x       1.94x       3.03x

Other Operating Data
 (end of period):
Rooms...................      11,222       14,881      16,577      16,655      16,577
Casino square footage...     351,000      538,000     630,000     630,000     630,000
Number of slot
 machines...............       8,830       12,005      13,865      13,724      13,865
Number of table games...         377          530         593         596         593

Balance Sheet Data (end
 of period):
Cash and cash
 equivalents............ $    99,337  $    74,814  $  139,488  $  118,323  $  141,018
Total assets............   3,347,350    4,530,202   4,804,306   4,653,008   4,719,682
Total debt (5)..........   1,397,655    2,378,911   2,210,279   2,493,436   2,068,644
Total stockholders'
 equity.................   1,512,484    1,601,837   2,023,902   1,619,466   2,083,625

--------
See footnotes on following page.

--------
(1) Includes preopening and related promotional expense of $88.3 million, $42.1 million, $31.5 million and $2.5 million for 1998, 1999, the three months ended March 31, 1999 and the three months ended March 31, 2000, respectively. Includes corporate expense of $29.2 million, $49.0 million, $49.7 million, $11.3 million and $9.0 million for 1997, 1998, 1999, the three months ended March 31, 1999 and the three months ended March 31, 2000, respectively.

(2) EBITDA consists of operating income plus preopening and related promotional expense plus corporate expense plus depreciation and amortization. EBITDA should not be construed as an alternative to operating income, as an indicator of Mirage's operating performance, or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. In addition, it should be noted that not all gaming companies that report EBITDA calculate this measure in the same manner as shown herein, and therefore, EBITDA may not be comparable to similarly titled measures used by other gaming companies.

(3) During 1997, capital expenditures include $728.9 million related to the construction of Bellagio and $172.3 million related to the construction of Beau Rivage. Capital expenditures in 1997 also include $29.5 million for the acquisition of corporate aircraft, $27.6 million for the purchase of land on the Las Vegas Strip and $18.8 million associated with a hotel lobby remodel project at Treasure Island. During 1998, $617.4 million relates to the completion of Bellagio, and $268.0 million relates to the ongoing construction of Beau Rivage. The 1998 amount also includes $118.8 million associated with land acquisitions on the Las Vegas Strip and $42.7 million for the purchase of corporate aircraft. During 1999, capital expenditures include $176.7 million for the completion of Beau Rivage, $57.2 million associated with a room enhancement project at Treasure Island and $40.1 million for the acquisition of fine art. The 1999 annual amount also includes $22.8 million associated with construction projects at The Mirage, including a new theatre and additional convention, meeting and exhibit space. For the three months ended March 31, 1999, capital expenditures included $81.8 million related to the completion of Beau Rivage and $12.6 million associated with the room refurbishment project at Treasure Island. For the three months ended March 31, 2000, capital expenditures include $27.8 million associated with certain projects at The Mirage.

(4) For purposes of computing the ratio of earnings to fixed charges: (i) "earnings" consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs and Mirage's proportionate share of interest cost of 50%-owned joint ventures.

(5) Includes current maturities of long term debt.

                                 RISK FACTORS

   Before you invest in the notes, you should be aware that such investment carries various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in the notes.

                          Risks Related to the Notes

The right to receive payments on the notes and the guarantees will be junior to most of our existing and future borrowings.

   The notes and guarantees will rank behind all existing and future senior indebtedness of MGM Grand and each guarantor, respectively, including the debt incurred under our new senior credit facilities. As of March 31, 2000, after giving effect to the Mirage merger and the related financing transactions, the notes and guarantees would have been subordinated to approximately $5.8 billion of senior indebtedness and effectively subordinated to $179.3 million of indebtedness of our subsidiaries that are not guarantors. The indenture governing the notes does not limit our ability to incur substantial additional senior indebtedness, including under the new senior credit facilities or other subsidiary indebtedness. If we file for bankruptcy, liquidate or dissolve, our assets would be available to pay obligations in respect of the notes only after we pay all of our senior indebtedness. We may not have sufficient assets remaining to make any payments in respect of the notes. In addition, if we default on our senior indebtedness, we may be prohibited, under the terms of the notes and guarantees from making any payments on the notes and guarantees. The term "senior indebtedness," as it applies to the notes and guarantees, is defined in "Description of the Notes--Certain Definitions." The indenture does not limit liens securing senior indebtedness and, in the event of certain downgradings by rating agencies, the terms of our new senior credit facilities and outstanding senior notes would require us to grant liens securing such indebtedness.

Our substantial indebtedness after the Mirage merger could adversely affect our operations and financial results and impair our ability to satisfy our obligations under the notes.

   After the Mirage merger, we will have approximately $6.5 billion of indebtedness. See "Capitalization."

   The notes will not restrict our ability to borrow substantial additional funds in the future that may be senior to the notes, and they provide holders only limited protection should we be involved in a highly leveraged transaction. If we incur additional indebtedness following or prior to the acquisition, it could increase the related risks that we face.

   Our indebtedness could have important consequences to you. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate activities;

  . limit our flexibility in planning for, or reacting to, changes in our business and industry;

  .  limit our ability to borrow additional funds; and

  . place us at a competitive disadvantage compared to other less leveraged competitors.

Servicing our indebtedness will require a significant amount of cash and our ability to generate sufficient cash depends on many factors some of which are beyond our control.

   Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, our ability to borrow funds under our new senior credit facilities in the future will depend on our meeting the financial covenants in the agreements, including a minimum interest coverage test and a maximum leverage ratio test. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our new senior credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. Our $1.0 billion 364-day senior revolving credit facility and our $1.3 billion senior term loan facility mature during 2001. We cannot assure you that we will be able to refinance any of our indebtedness on favorable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could have a material adverse effect on our financial condition.

Fraudulent conveyance statutes allow courts, under specific circumstances, to avoid subsidiary guarantees.

   Various fraudulent conveyance and similar laws have been enacted for the protection of creditors and may be utilized by courts to avoid or limit the guarantees of the notes by our subsidiaries. The requirements for establishing a fraudulent conveyance vary depending on the law of the jurisdiction that is being applied. Generally, if in a bankruptcy, reorganization or other judicial proceeding, a court were to find that the guarantor received less than reasonably equivalent value or fair consideration for incurring indebtedness evidenced by guarantees, and either

  .  was insolvent at the time of the incurrence of such indebtedness,

  .  was rendered insolvent by reason of incurring such indebtedness,

  . was at such time engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or

  . intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured,

such court could, with respect to the guarantor, declare void in whole or in part the obligations of such guarantor under the guarantees. Any payment by such guarantor pursuant to its guarantee could also be required to be returned to it, or to a fund for the benefit of its creditors. Generally, an entity will be considered insolvent if the sum of its respective debts was greater than the fair saleable value of all of its property at a fair valuation or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts, as they become absolute and mature.

   We, meaning only MGM Grand, have no operations of our own and derive all of our revenue from our subsidiaries. If a guarantee of the notes by a subsidiary were avoided as a fraudulent transfer, holders of other indebtedness of, and trade creditors of, that subsidiary would generally be entitled to payment of their claims from the assets of the subsidiary before such assets could be made available for distribution to us to satisfy our own obligations. The indenture for the notes will not limit the incurrence of additional indebtedness by us and our subsidiaries or limit investments by us in our subsidiaries.

We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them.

   We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with any gaming laws to which we or any of our subsidiaries are or may become subject, as more fully described in the sections entitled "Regulation and Licensing" and "Description of the Notes--Mandatory Disposition Pursuant to Gaming Laws."

We may be unable to raise the funds necessary to finance a change of control offer required by the indenture.

   Upon the occurrence of certain change of control events, we will be required to offer to repurchase all outstanding notes at a price equal to 101% of the principal balance of the notes, plus accrued and unpaid interest, if any. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes. Certain of our senior indebtedness may require prepayment before funds may be used to repurchase the notes in the event of a change of control.

An active trading market may not develop for these notes.

   Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after we complete this offering. However, the underwriters may cease their market-making activities at any time. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

              Risks Related to MGM Grand and the Gaming Industry

The gaming industry is highly competitive.

   To the extent that hotel room capacity is expanded by others in a city where our hotel/casinos are located, competition will increase. The completion of a number of room expansion projects and the opening of new hotel/casinos led to an approximate 10% increase in hotel room capacity in Las Vegas in 1999 compared to 1998, thereby increasing competition in all segments of the Las Vegas market. Three new mega-resorts opened in Las Vegas in 1999, and one is scheduled to open in 2000. New additions to the Las Vegas market could adversely impact our future results. The business of our Nevada hotel/casinos might also be adversely affected if gaming operations of the type conducted in Nevada were to be permitted under the laws of other states, particularly California. Similarly, legalization of gaming operations in any jurisdiction located near Detroit, Michigan or Atlantic City, New Jersey, or the establishment of new large-scale gaming operations on nearby Native American tribal lands, could adversely affect our Detroit casino or our planned Atlantic City operations. Any expansion of gaming activities in the Gulf Coast region could also have an adverse effect on Mirage's Beau Rivage hotel/casino in Biloxi, Mississippi.

Gaming referenda have been voted on or are being proposed in Mississippi and California and adoption of these referenda could have a material adverse effect on our business.

   Voters in California approved an amendment to the California constitution on March 7, 2000 that would give Native American tribes in California the right to offer a limited number of slot machines and a range of house-banked card games. A number of Native American tribes have begun signing gaming compacts with the State of California. If the compacts are subsequently approved by the federal government, casino-style gaming will be legal in California on those tribal lands. At this time, we cannot determine the impact this will have on our Nevada casinos.

   In Mississippi, in three separate instances, referenda were proposed which, if approved, would have amended the Mississippi constitution to ban gaming in Mississippi and would have required all currently legal gaming entities to cease operations within two years of the ban. All three of the proposed referenda have been ruled illegal by Mississippi state trial court judges. The proponents of the most recent referendum filed a notice of appeal of the trial court ruling with the Mississippi Supreme Court, where the matter is pending. Any such referendum must be approved by the Mississippi Secretary of State and signatures of approximately 98,000 registered voters must be gathered and certified in order for such a proposal to be included on a statewide ballot for consideration by the voters. The next election for which the proponents could attempt to place such a proposal on the ballot would be in November 2002. While it is too early in the process for us to make any predictions with respect to whether such a referendum will appear on a ballot or the likelihood of such a referendum being approved by the voters, if such a referendum were passed and gaming were prohibited in Mississippi, it would have a material adverse effect on Mississippi gaming operations.

The gaming industry is highly regulated and we must adhere to various regulations and maintain our licenses to continue our operations.

   The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. For a summary of gaming regulations that affect our business, see "Regulation and Licensing." The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

The National Gambling Impact Study Commission's recommendations may adversely affect the gaming industry and our operations.

   A National Gambling Impact Study Commission was established by the U.S. Congress to conduct a comprehensive study of the social and economic impact of gaming in the U.S. On April 28, 1999, the National Commission voted to recommend that the expansion of gaming be curtailed. In June 1999, the National Commission issued a final report of its findings and conclusions, together with recommendations for legislative and administrative actions. Below are highlights of some of those recommendations:

  .  Legal gaming should be restricted to those at least 21 years of age;

  .  Betting on college and amateur sports should be banned;

  . The introduction of casino-style gaming at pari-mutuel racing facilities for the primary purpose of saving the pari-mutuel facility financially should be prohibited;

  .  Internet gaming should be banned within the U.S.;

  . The types of gaming activities allowed by Native American tribes within a given state should not be inconsistent with the gaming activities allowed to other persons in that state; and

  . State, local and tribal governments should recognize that casino gaming provides economic development, particularly for economically depressed areas. The National Commission differentiated casino gaming from stand-alone slot machines (e.g., in convenience stores), internet gaming and lotteries which the National Commission stated do not provide the same economic development.

   Any additional regulation of the gaming industry which may result from the National Commission's report may have an adverse effect on the gaming industry, including us.

Tracinda Corporation owns a majority of our common stock and may influence our Board of Directors and affairs.

   Tracinda Corporation and its sole stockholder beneficially own approximately 60% of our outstanding common stock. Tracinda has the ability to elect our entire Board of Directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions.

                      Risks Related to the Mirage Merger

We may experience difficulties integrating Mirage into our operations.

   After consummation of the Mirage merger, we intend to integrate the operations of Mirage with ours. We cannot assure you that we will be able to integrate these operations without encountering difficulties. These difficulties could include integrating different business strategies with respect to marketing, integrating personnel with disparate business backgrounds and corporate cultures, integrating different reservations systems and other technology and managing relationships with other business partners. We have accrued $175.0 million for costs associated with the Mirage merger and related integration activities. We cannot assure you that this accrual will be adequate to cover all of the cost associated with the integration of Mirage into our operations. Furthermore, the integration of operations may temporarily distract management from our day-to-day business after the Mirage merger. We also may lose key Mirage or MGM Grand personnel because of the Mirage merger and the consolidation of our corporate headquarters. For these reasons, we cannot assure you that we will be able to integrate successfully the Mirage operations.

We may not achieve the expected synergies from the Mirage merger.

   Our management believes that the Mirage merger will allow us to achieve cost savings related to duplicative departments, redundant infrastructure and operating efficiencies upon full integration of Mirage as well as revenue enhancement opportunities. However, the anticipated benefits are based on projections and assumptions, not actual results. As a result, we cannot assure you that we will realize the anticipated benefits. Our ability to realize these benefits could be adversely impacted by difficulties in integrating Mirage and MGM Grand, the inability to achieve certain economies of scale and other risks associated with achieving expected revenue enhancements and cost savings.

Our ability to consummate the Mirage merger depends on, among other things, all closing conditions being met including receipt of regulatory approval in various jurisdictions and the absence of any court order enjoining the Mirage merger.

   Consummation of the Mirage merger is subject to numerous conditions, including the receipt of regulatory approval in various jurisdictions. Although we anticipate that such regulatory approvals will be obtained before the closing of this offering, this offering may close before the Mirage merger. If the offering closes but the Mirage merger fails to close, we would not thereby acquire Mirage and would have significant cash available. In such circumstances, no assurance can be given as to the manner in which we may use the proceeds of the offering. Moreover, several lawsuits have been filed seeking to enjoin the Mirage merger on various grounds as referenced in our Form 10-Q Quarterly Report for the three months ended March 31, 2000. In the event a court issues an injunction preventing or delaying the Mirage merger, we can give no assurance that the Mirage merger will, in fact, be consummated.

                                USE OF PROCEEDS

   We plan to use the net proceeds from the offering of the notes to repay, upon consummation of the Mirage merger, a portion of the outstanding borrowings under Mirage's existing senior credit facility. In addition, we will use the proceeds from our initial borrowings under our new senior credit facilities, together with the proceeds from our recently completed private placement of common stock, to:

  . consummate the Mirage merger;

  . refinance our existing senior credit facility;

  . refinance the remainder of Mirage's existing senior credit facility; and

  . pay related fees and expenses.

   A summary of sources and uses of funds, estimated as of the date hereof, is as follows:

                                                                      AMOUNT
                                                                  --------------
                                                                  (IN THOUSANDS)
   Sources of Funds:
   ----------------
    New senior credit facilities (1).............................   $4,256,344
    Private equity placement (2).................................    1,232,250
    9 3/4% senior subordinated notes due 2007....................      701,217
                                                                    ----------
     Total Sources...............................................   $6,189,811
                                                                    ==========
   Uses of Funds:
   -------------
    Acquisition of Mirage........................................   $4,394,811
    Refinance certain Mirage indebtedness (3)....................    1,045,000
    Refinance certain MGM Grand indebtedness (4).................      650,000
    Estimated fees and expenses..................................      100,000
                                                                    ----------
     Total Uses..................................................   $6,189,811
                                                                    ==========

--------
(1) Reflects borrowings under the five-year revolving credit facility, the 364-day revolving credit facility and the one-year term loan facility. Total commitments under these facilities amount to $4.3 billion.

(2) On April 18, 2000, we completed a private placement of 46.5 million shares of our common stock.

(3) Reflects the repayment of borrowings under Mirage's existing senior credit facility which matures in March 2002 and has a weighted average interest rate of 6.92% per annum.

(4) Reflects the repayment of borrowings under MGM Grand's existing senior credit facility which matures in December 2002 and has a weighted average interest rate of 6.79% per annum.

                                CAPITALIZATION

   The following table sets forth our unaudited consolidated capitalization as of March 31, 2000 on a historical basis and after giving effect to the Mirage merger and the related financing transactions and the application of the proceeds therefrom as described in "Use of Proceeds."

                                                             March 31, 2000
                                                          ---------------------
                                                                     Pro Forma
                                                                         As
                                                            Actual    Adjusted
                                                          ---------- ----------
                                                             (in thousands)
   Cash and cash equivalents............................. $   98,080 $  197,110
                                                          ========== ==========
   Long term debt (including current maturities):
     Existing senior credit facilities................... $  662,000 $      --
     New senior revolving credit facilities (1)..........        --   3,000,000
     New senior term loan facility.......................        --   1,300,000
     MGM Grand Detroit, LLC credit facility..............    146,000    146,000
     Australian bank facility............................     33,284     33,284
     Capitalized lease obligations.......................     16,690     16,690
     Existing MGM Grand bonds (2):
       6.95% senior collateralized notes due 2005........    300,000    300,000
       6.875% senior collateralized notes due 2008.......    200,000    200,000
     Existing Mirage bonds (3):
       6.625% notes due 2005.............................        --     200,000
       7.25% notes due 2006..............................        --     250,000
       6.75% notes due 2007..............................        --     200,000
       6.75% notes due 2008..............................        --     200,000
       7.25% debentures due 2017.........................        --     100,000
       Mirage debt discount (4)..........................        --    (112,985)
     Notes offered hereby:
       9.75% senior subordinated notes due 2007..........        --     710,000
       MGM Grand debt discount (5).......................        --      (8,783)
                                                          ---------- ----------
         Total long term debt............................  1,357,974  6,534,206
         Total stockholders' equity (6)..................  1,036,735  2,232,985
                                                          ---------- ----------
         Total capitalization............................ $2,394,709 $8,767,191
                                                          ========== ==========

--------
(1) Includes borrowings under the five-year senior revolving credit facility and the 364-day senior revolving credit facility. Subsequent to March 31, 2000, we repaid $85.6 million of outstanding borrowings under our and Mirage's existing senior credit facilities.

(2) The existing MGM Grand bonds will be guaranteed on a senior basis following the date of the Mirage merger by all wholly owned U.S. subsidiaries of MGM Grand except for U.S. holding companies of foreign subsidiaries.

(3) The existing Mirage bonds will be guaranteed on a senior basis following the date of the Mirage merger by MGM Grand and each MGM Grand subsidiary which guarantees the existing MGM Grand bonds (other than Mirage, which will remain the primary obligor under the Mirage bonds).

(4) The debt discount reflects a purchase accounting adjustment which is based upon the fair market value of the existing Mirage bonds as of March 31, 2000.

(5) The debt discount reflects the notes' 98.763% offering price to the public.

(6) Pro forma as adjusted reflects our private placement of 46.5 million shares of common stock for total proceeds of $1.23 billion, net of costs.

                                DIVIDEND POLICY

   On March 31, 2000, we paid approximately $11.3 million ($.10 per share) in cash dividends to our stockholders of record on February 10, 2000. As a result of the Mirage merger, our Board of Directors discontinued the previously announced dividend policy on April 17, 2000. For the foreseeable future, we do not anticipate paying additional dividends. We intend to retain any earnings to fund the operation of our business and to service and repay our debt rather than pay cash dividends to our stockholders. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. Our new senior credit facilities contain financial covenants that could restrict our ability to pay dividends.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                                MGM GRAND, INC.
                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 2000

                                                                 MGM Grand
                            MGM Grand    Mirage    Pro Forma         as
                            Historical Historical Adjustments     Adjusted
                             (Note 1)   (Note 1)   (Note 2)      for Merger
                            ---------- ---------- -----------    ----------
                              (in thousands, except per share amounts)
Revenues:
 Casino...................   $304,635   $346,472   $    --       $  651,107
 Rooms....................     67,333    142,543        --          209,876
 Food and beverage........     51,126    129,433        --          180,559
 Entertainment, retail and
  other...................     53,031    111,927        --          164,958
 Income from
  unconsolidated
  affiliate...............        --       8,374        --            8,374
                             --------   --------   --------      ----------
                              476,125    738,749        --        1,214,874
 Less: Promotional
  allowances..............     33,253     74,461        --          107,714
                             --------   --------   --------      ----------
                              442,872    664,288        --        1,107,160
                             --------   --------   --------      ----------
Expenses:
 Casino...................    143,358    198,861        --          342,219
 Rooms....................     19,496     39,371        --           58,867
 Food and beverage........     27,546     73,480        --          101,026
 Entertainment, retail and
  other...................     28,467     82,642        --          111,109
 Provision for doubtful
  accounts and discounts..     14,926      7,377        --           22,303
 General and
  administrative..........     64,463     74,372        --  (a)     138,835
 Preopening, restructuring
  and other...............      6,488      2,450        --            8,938
 Depreciation and
  amortization............     39,871     55,780      3,269 (b)      98,920
                             --------   --------   --------      ----------
                              344,615    534,333      3,269         882,217
                             --------   --------   --------      ----------
Operating Profit Before
 Corporate Expense .......     98,257    129,955     (3,269)        224,943
 Corporate expense........      5,817      9,034        --  (a)      14,851
                             --------   --------   --------      ----------
Operating Income..........     92,440    120,921     (3,269)        210,092
                             --------   --------   --------      ----------
Nonoperating Income
 (Expense):
 Interest income..........        763      1,515        --            2,278
 Interest expense, net of
  amounts capitalized.....    (22,089)   (29,553)   (58,395)(c)    (110,037)
 Interest expense from
  unconsolidated
  affiliate...............        --        (813)       --             (813)
 Other, net...............       (162)    (5,105)       --           (5,267)
                             --------   --------   --------      ----------
                              (21,488)   (33,956)   (58,395)       (113,839)
                             --------   --------   --------      ----------
Income Before Income
 Taxes....................     70,952     86,965    (61,664)         96,253
 Provision for income
  taxes...................    (26,647)   (31,183)    20,438 (d)     (37,392)
                             --------   --------   --------      ----------
Net Income................   $ 44,305   $ 55,782   $(41,226)     $   58,861
                             ========   ========   ========      ==========
Per Share of Common Stock:
 Net income per basic
  share...................   $   0.39                            $     0.37 (a)
                             ========                            ==========
 Net income per diluted
  share...................   $   0.38                            $     0.36 (a)
                             ========                            ==========
Basic Shares Outstanding..    112,819                46,500 (e)     159,319
                             ========              ========      ==========
Diluted Shares
 Outstanding..............    115,438                46,500 (e)     161,938
                             ========              ========      ==========

                                MGM GRAND, INC.
                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1999

                                                                 MGM Grand
                          MGM Grand     Mirage     Pro Forma         as
                          Historical  Historical  Adjustments     Adjusted
                           (Note 1)    (Note 1)    (Note 2)      for Merger
                          ----------  ----------  -----------    ----------
                            (in thousands, except per share amounts)
Revenues:
 Casino.................  $  873,781  $1,243,625   $     --      $2,117,406
 Rooms..................     251,207     522,566         --         773,773
 Food and beverage......     161,301     456,811         --         618,112
 Entertainment, retail
  and other.............     211,837     426,850         --         638,687
 Income from
  unconsolidated
  affiliate.............       6,084      32,109         --          38,193
                          ----------  ----------   ---------     ----------
                           1,504,210   2,681,961         --       4,186,171
 Less: Promotional
  allowances............     112,560     247,179         --         359,739
                          ----------  ----------   ---------     ----------
                           1,391,650   2,434,782         --       3,826,432
                          ----------  ----------   ---------     ----------
Expenses:
 Casino.................     417,491     690,179         --       1,107,670
 Rooms..................      75,064     164,610         --         239,674
 Food and beverage......     100,871     314,689         --         415,560
 Entertainment, retail
  and other.............     119,324     300,052         --         419,376
 Provision for doubtful
  accounts and
  discounts.............      47,157      31,911         --          79,068
 General and
  administrative........     209,938     328,390         --  (a)    538,328
 Preopening and other...      71,495      42,130         --         113,625
 Depreciation and
  amortization..........     125,985     205,163      13,075 (b)    344,223
                          ----------  ----------   ---------     ----------
                           1,167,325   2,077,124      13,075      3,257,524
                          ----------  ----------   ---------     ----------
Operating Profit Before
 Corporate Expense......     224,325     357,658     (13,075)       568,908
 Corporate expense......      14,457      49,686         --  (a)     64,143
                          ----------  ----------   ---------     ----------
Operating Income........     209,868     307,972     (13,075)       504,765
                          ----------  ----------   ---------     ----------
Nonoperating Income
 (Expense):
 Interest income........       2,142       6,620         --           8,762
 Interest expense, net
  of amounts
  capitalized...........     (59,853)   (117,525)   (233,581)(c)   (410,959)
 Interest expense from
  unconsolidated
  affiliate.............      (1,058)     (2,945)        --          (4,003)
 Other, net.............        (946)     23,968         --          23,022
                          ----------  ----------   ---------     ----------
                             (59,715)    (89,882)   (233,581)      (383,178)
                          ----------  ----------   ---------     ----------
Income Before Income
 Taxes, Extraordinary
 Item and Cumulative
 Effect of Change in
 Accounting Principle...     150,153     218,090    (246,656)       121,587
 Provision for income
  taxes.................     (55,029)    (77,122)     81,753 (d)    (50,398)
                          ----------  ----------   ---------     ----------
Income Before
 Extraordinary Item and
 Cumulative Effect of
 Change in Accounting
 Principle..............  $   95,124  $  140,968   $(164,903)    $   71,189
                          ==========  ==========   =========     ==========
Per Share of Common
 Stock:
 Income per basic share
  before extraordinary
  item and cumulative
  effect of change in
  accounting principle..  $     0.82                             $     0.44 (a)
                          ==========                             ==========
 Income per diluted
  share before
  extrtaordinary item
  and cumulative effect
  of change in
  accounting principle..  $     0.80                             $     0.43 (a)
                          ==========                             ==========
Basic Shares
 Outstanding............     116,580                  46,500 (e)    163,080
                          ==========               =========     ==========
Diluted Shares
 Outstanding............     120,086                  46,500 (e)    166,586
                          ==========               =========     ==========

                                MGM GRAND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 2000

                         MGM GRAND     MIRAGE     PRO FORMA           MGM GRAND
                         HISTORICAL  HISTORICAL  ADJUSTMENTS         AS ADJUSTED
                          (NOTE 1)    (NOTE 1)    (NOTE 3)           FOR MERGER
                         ----------  ----------  -----------         -----------
                                        (IN THOUSANDS)
         ASSETS

CURRENT ASSETS:
 Cash and cash equiva-
  lents................. $   98,080  $  141,018  $  (41,988) (n)     $   197,110
 Accounts receivable,
  net...................     75,308     144,432         --               219,740
 Prepaid expenses and
  other.................     29,634      30,782         --                60,416
 Inventories............     12,143      86,786         --                98,929
 Deferred tax asset.....      5,645      29,208         --                34,853
                         ----------  ----------  ----------          -----------
   Total current as-
    sets................    220,810     432,226     (41,988)             611,048
                         ----------  ----------  ----------          -----------

PROPERTY AND EQUIPMENT,
 NET....................  2,411,940   4,056,090   2,628,543  (f)       9,096,573

OTHER ASSETS:
 Investments in uncon-
  solidated affili-
  ates..................     12,632      96,856     228,750  (g)         338,238
 Excess of purchase
  price over fair mar-
  ket value of net as-
  sets acquired, net....     36,294       6,903     442,998  (h)         486,195
 Deposits and other as-
  sets, net.............     51,388     127,607      54,022  (i)         233,017
                         ----------  ----------  ----------          -----------
   Total other assets...    100,314     231,366     725,770            1,057,450
                         ----------  ----------  ----------          -----------
                         $2,733,064  $4,719,682  $3,312,325          $10,765,071
                         ==========  ==========  ==========          ===========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable....... $   30,334  $   33,716  $      --           $    64,050
 Construction payable...      5,424      10,323         --                15,747
 Income taxes payable...     14,000      10,519         --                24,519
 Current obligation,
  capital leases........      5,132         --          --                 5,132
 Current obligation,
  long term debt........      7,284         204         --                 7,488
 Accrued interest on
  long term debt........      8,758      21,092         --                29,850
 Other accrued liabili-
  ties..................    169,347     230,652     175,000  (j)         574,999
                         ----------  ----------  ----------          -----------
   Total current liabil-
    ities...............    240,279     306,506     175,000              721,785
                         ----------  ----------  ----------          -----------
DEFERRED REVENUES.......      4,776         --          --                 4,776
DEFERRED INCOME TAXES...    105,716     247,696     917,112  (k)       1,270,524
LONG TERM OBLIGATION,
 CAPITAL LEASES.........     11,558         --          --                11,558
LONG TERM DEBT..........  1,334,000   2,068,440   3,107,588  (l)(n)    6,510,028
OTHER LIABILITIES.......        --       13,415         --                13,415
COMMITMENTS AND CONTIN-
 GENCIES
STOCKHOLDERS' EQUITY:
 Common stock...........      1,389         940        (475) (m)           1,854
 Capital in excess of
  par value.............  1,268,912   1,084,435     111,350  (m)       2,464,697
 Treasury stock, at
  cost..................   (558,403)   (313,420)    313,420  (m)        (558,403)
 Retained earnings......    311,529   1,311,670  (1,311,670) (m)         311,529
 Other comprehensive
  income................     13,308         --          --                13,308
                         ----------  ----------  ----------          -----------
   Total stockholders'
    equity..............  1,036,735   2,083,625    (887,375)           2,232,985
                         ----------  ----------  ----------          -----------
                         $2,733,064  $4,719,682  $3,312,325          $10,765,071
                         ==========  ==========  ==========          ===========

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Note 1--Historical financial information for MGM Grand and Mirage for the year ended December 31, 1999 and as of and for the three months ended March 31, 2000 have been derived from the MGM Grand and Mirage historical financial statements. Included in the historical financial information for MGM Grand are the operating results of Primadonna and New York-New York since their acquisition on March 1, 1999.

Note 2--The following table sets forth the determination and preliminary allocation of the purchase price based on the $21.00 per share to be paid by MGM Grand to Mirage shareholders.

                                                                    Amount
                                                                --------------
                                                                (in thousands)
   Merger consideration (189.9 million shares of Mirage common
    stock plus 36.5 million Mirage stock options).............    $4,394,811
   Estimated fair value of Mirage debt assumed by MGM Grand...     1,955,659
   Estimated transaction costs and expenses...................        13,000
   Other adjustments, net.....................................       175,000
                                                                  ----------
                                                                  $6,538,470
                                                                  ==========

   The preliminary allocation of the pro forma purchase price is as follows:
   Land.......................................................    $3,513,400
   Buildings, furniture, fixtures and equipment...............     3,171,233
   Goodwill...................................................       442,998
   Other, net.................................................      (589,161)
                                                                  ----------
                                                                  $6,538,470
                                                                  ==========

   The final purchase price and its allocation will be based on appraisals, discounted cash flows, quoted market prices and estimates by management and is expected to be completed within one year of the closing of the Mirage merger.

   The following are brief descriptions of the pro forma adjustments to the statements of income to reflect MGM Grand's acquisition of Mirage.

   (a) Pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the Mirage merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million or $0.38 per diluted share) related to duplicative departments and redundant infrastructure upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual results. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

   (b) Represents the amortization of goodwill and other intangible assets to which the purchase price is allocated. The amortization of goodwill is on a straight-line basis over 40 years and the amortization of other intangibles (which include customer lists and trademarks) is on a straight-line basis over five years.

   (c) Represents the additional interest expense based upon anticipated borrowings under our new senior credit facilities and proceeds from the offering of the notes totaling approximately $5.0 billion minus the interest on the MGM Grand and Mirage existing senior credit facilities which will be extinguished (see Note l). Also includes approximately $113.0 million of Mirage debt discount amortized over six years, offset by additional capitalized interest on Mirage projects in development.

   (d) Represents the tax effect of the pro forma adjustments at the 35% statutory tax rate.

   (e) Represents the number of MGM Grand shares issued based upon the April 18, 2000 private equity placement of $1.23 billion at $26.50 per share.

Note 3--The following are brief descriptions of the pro forma adjustments to the balance sheet to reflect the acquisition by MGM Grand of Mirage.

   (f) Represents the net increase to Mirage's carrying value of land, buildings, furniture, fixtures and equipment to adjust those assets to their estimated fair market value.

   (g) Represents the net increase in the fair value of Mirage's investment in unconsolidated affiliate based upon the fair value of the assets and liabilities of the unconsoliated affiliate.

   (h) Represents the estimated goodwill created by the Mirage merger after allocating the purchase price to the fair value of Mirage's assets and liabilities.

   (i) Represents debt offering costs and the net increase in the fair value of other intangible assets such as customer lists and trademarks.

   (j) Represents an accrual for the estimated costs of the Mirage merger.

   (k) Records the deferred tax effect of the pro forma balance sheet adjustments, primarily related to land, buildings and equipment.

   (l) Represents the anticipated proceeds from borrowings under our new senior credit facilities and proceeds from the offering of the notes of approximately $5.0 billion of which $3.2 billion is for the purchase of the Mirage shares, $1.8 billion is for the repayment of the MGM Grand and Mirage existing senior credit facilities, and $100 million is for transaction costs. This amount is offset by the debt discount of $113.0 million on the Mirage bonds.

   (m) Represents the issuance of 46.5 million shares of MGM Grand common stock for $26.50 per share as well as the elimination of Mirage's equity balances.

   (n) Represents the use of cash on hand to fund a portion of the Mirage merger.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

MGM Grand, Inc.

   Our selected consolidated financial and other data presented below as of and for the five years ended December 31, 1999 have been derived from our audited consolidated financial statements. Our audited consolidated financial statements were audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial and other data as of and for the three months ended March 31, 1999 and March 31, 2000 have been derived from our unaudited condensed consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) which are, in our opinion, necessary for a fair presentation of our financial position at such dates and results of operations for such periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results for the full year.

                                                                                        Three Months Ended
                                          Year Ended December 31,                            March 31,
                          -----------------------------------------------------------  ----------------------
                             1995        1996        1997        1998        1999         1999        2000
                          ----------  ----------  ----------  ----------  -----------  ----------  ----------
                                         (in thousands, except for other operating data)
Statement of Income
 Data:
Gross revenues..........  $  774,756  $  856,438  $  891,330  $  840,082  $ 1,504,210  $  273,845  $  476,125
 Less: Promotional
  allowances............     (55,975)    (56,249)    (63,733)    (66,219)    (112,560)    (22,478)    (33,253)
                          ----------  ----------  ----------  ----------  -----------  ----------  ----------
Net revenues............     718,781     800,189     827,597     773,863    1,391,650     251,367     442,872
 Operating expenses.....    (604,876)   (603,604)   (604,637)   (631,600)  (1,095,830)   (199,521)   (338,127)
 Master plan asset
  disposition...........         --      (49,401)    (28,566)        --           --          --          --
 Preopening,
  restructuring and
  other.................         --       (7,868)        --          --       (71,495)     (8,810)     (6,488)
 Corporate expense......     (10,082)    (10,022)     (3,424)    (10,689)     (14,457)     (5,094)     (5,817)
                          ----------  ----------  ----------  ----------  -----------  ----------  ----------
Operating income........     103,823     129,294     190,970     131,574      209,868      37,942      92,440
 Interest income........       2,896       4,247       1,268      12,997        2,142         327         763
 Interest expense, net
  of amounts
  capitalized...........     (59,329)    (33,778)     (1,242)    (24,613)     (59,853)     (8,186)    (22,089)
 Interest expense from
  unconsolidated
  affiliate.............         --          --       (9,891)     (8,376)      (1,058)     (1,058)        --
 Other, net.............        (825)       (612)       (804)     (2,054)        (946)       (201)       (162)
                          ----------  ----------  ----------  ----------  -----------  ----------  ----------
Income before income
 taxes, extraordinary
 item and cumulative
 effect of change in
 accounting principle...      46,565      99,151     180,301     109,528      150,153      28,824      70,952
 Provision for income
  taxes.................         --      (24,634)    (65,045)    (40,580)     (55,029)    (10,333)    (26,647)
                          ----------  ----------  ----------  ----------  -----------  ----------  ----------
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............  $   46,565  $   74,517  $  115,256  $   68,948  $    95,124  $   18,491  $   44,305
                          ==========  ==========  ==========  ==========  ===========  ==========  ==========
Net income..............  $   46,565  $   43,706  $  111,018  $   68,948  $    86,058  $    9,425  $   44,305
                          ==========  ==========  ==========  ==========  ===========  ==========  ==========
Diluted income per share
 before extraordinary
 item and cumulative
 effect of change in
 accounting principle...  $     0.48  $     0.68  $     0.98  $     0.61  $      0.80  $     0.16  $     0.38
Cash dividends per
 common share...........  $      --   $      --   $      --   $      --   $       --   $      --   $     0.10

Other Financial Data:
EBITDA (1)..............  $  169,837  $  258,781  $  287,064  $  218,547  $   421,805  $   72,738  $  144,616
EBITDA Margin...........        23.6%       32.3%       34.7%       28.2%        30.3%       28.9%       32.7%
Cash flows from
 operating activities...     114,544     245,151     184,012     171,680      289,877      30,674      71,118
Cash flows from
 investing activities...    (166,034)   (120,815)   (201,778)   (405,733)    (386,693)   (111,252)    (63,123)
Cash flows from
 financing activities...      85,648    (172,941)     (9,040)    281,403      136,382      64,391     (31,437)
Depreciation and
 amortization...........      55,315      62,196      64,104      76,284      125,985      20,892      39,871
Capital expenditures
 (2)....................      37,447      84,775     227,756     361,942      375,260     117,257      62,401
Ratio of earnings to
 fixed charges (3)......        1.65x       2.78x      10.11x       2.94x        2.73x       2.69x       3.86x

Other Operating Data
 (end of period):
Rooms...................       5,102       5,101       7,134       7,134        9,796       9,767       9,796
Casino square footage...     195,336     195,336     292,336     365,836      574,236     499,236     574,200
Number of slot
 machines...............       3,877       4,113       6,728       6,793       15,451      15,497      15,268
Number of table games...         190         198         268         326          514         508         517

Balance Sheet Data (end
 of period):
Cash and cash
 equivalents............  $  110,017  $   61,412  $   34,606  $   81,956  $   121,522  $   65,769  $   98,080
Total assets............   1,275,883   1,275,121   1,389,816   1,768,958    2,760,743   2,538,855   2,733,064
Total debt (4)..........     563,712      94,022      68,365     552,827    1,336,850   1,012,117   1,357,974
Total stockholders'
 equity.................     584,548     973,382   1,101,622     964,381    1,033,846   1,222,306   1,036,735

-------
See footnotes on following page.

--------

(1) EBITDA consists of operating income plus depreciation and amortization, one-time charges (which consist of master plan asset disposition, preopening, restructuring and other, cumulative effect of change in accounting principle and extraordinary items) and corporate expense. EBITDA should not be construed as an alternative to operating income, as an indicator of our operating performance, or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. In addition, it should be noted that not all gaming companies that report EBITDA calculate this measure in the same manner as MGM Grand, and therefore, our measure of EBITDA may not be comparable to similarly titled measures used by other gaming companies.

(2) During 1996, $16.1 million, $13.1 million and $29.7 million was expended on the MGM Grand Las Vegas master plan, the refurbishment of MGM Grand Australia and the development of MGM Grand Atlantic City, respectively. During 1997, $174.1 million and $16.5 million was expended on the MGM Grand Las Vegas master plan and the development of MGM Grand Atlantic City, respectively. During 1998, $304.8 million, $5.5 million and $5.0 million was expended on the master plan, the development of MGM Grand Atlantic City and the development of MGM Grand Detroit interim casino, respectively. During 1999, $83.1 million, $14.7 million and $161.9 million was expended on the master plan, the development of MGM Grand Atlantic City and the development of MGM Grand Detroit interim casino, respectively. During the three months ended March 31, 1999, $40.7 million, $1.2 million and $50.9 million was expended on the master plan, the development of MGM Grand Atlantic City and the development of MGM Grand Detroit interim casino, respectively. During the three months ended March 31, 2000, $7.5 million, $1.9 million and $16.4 million was expended on the new golf course at MGM Grand Las Vegas, the development of MGM Grand Atlantic City, and the completion of MGM Grand Detroit interim casino, respectively.

(3) For purposes of computing the ratio of earnings to fixed charges: (i) "earnings" consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest, and
     (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs and our proportionate share of interest cost of 50%-owned joint ventures.

(4) Includes current and long term portions of capitalized lease obligations and long term debt.

Mirage Resorts, Incorporated

   Mirage's selected consolidated financial and other data presented below as of and for the five years ended December 31, 1999 have been derived from Mirage's audited consolidated financial statements. Mirage's audited consolidated financial statements were audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial and other data as of and for the three months ended March 31, 1999 and March 31, 2000 have been derived from Mirage's unaudited condensed consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) which are, in Mirage's opinion, necessary for a fair presentation of Mirage's financial position at such dates and results of operations for such periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results for the full year. Certain of Mirage's financial information has been reclassified to conform with our presentation.

                                                                                                 Three Months Ended
                                            Year Ended December 31,                                   March 31,
                          -------------------------------------------------------------------   -----------------------
                             1995          1996          1997          1998          1999          1999         2000
                          -----------   -----------   -----------   -----------   -----------   ----------   ----------
                                           (in thousands, except for other operating data)

Statement of Income
 Data:
Gross revenues..........  $ 1,453,716   $ 1,500,714   $ 1,551,514   $ 1,679,970   $ 2,681,961   $  648,791   $  738,749
 Less: Promotional
  allowances............     (122,972)     (128,813)     (127,498)     (153,167)     (247,179)     (58,492)     (74,461)
                          -----------   -----------   -----------   -----------   -----------   ----------   ----------
Net revenues............    1,330,744     1,371,901     1,424,016     1,526,803     2,434,782      590,299      664,288
 Operating expenses.....   (1,010,629)   (1,023,294)   (1,063,317)   (1,234,358)   (2,034,994)    (471,729)    (531,883)
 Corporate expense......      (36,028)      (31,580)      (29,193)      (48,953)      (49,686)     (11,258)      (9,034)
 Preopening and other
  related promotional
  expense...............          --            --            --        (88,313)      (42,130)     (31,455)      (2,450)
                          -----------   -----------   -----------   -----------   -----------   ----------   ----------
Operating income........      284,087       317,027       331,506       155,179       307,972       75,857      120,921
 Interest expense.......      (32,799)      (31,106)      (70,350)     (130,598)     (147,359)     (38,302)     (36,770)
 Interest capitalized...        9,616        24,281        62,673        97,870        29,834       11,722        7,217
 Interest expense from
  unconsolidated
  affiliate.............          --         (4,357)       (5,465)       (3,074)       (2,945)        (728)        (813)
 Income from terminated
  acquisition effort....          --            --            --            --         24,462          --           --
 Other, including
  interest income.......        4,357        12,563         6,715        15,801         6,126        1,090       (3,590)
                          -----------   -----------   -----------   -----------   -----------   ----------   ----------
Income before income
 taxes, extraordinary
 item and cumulative
 effect of change in
 accounting principle...      265,261       318,408       325,079       135,178       218,090       49,639       86,965
 Provision for income
  taxes.................      (95,313)     (112,363)     (115,276)      (49,953)      (77,122)     (17,569)     (31,183)
                          -----------   -----------   -----------   -----------   -----------   ----------   ----------
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............  $   169,948   $   206,045   $   209,803   $    85,225   $   140,968   $   32,070   $   55,782
                          ===========   ===========   ===========   ===========   ===========   ==========   ==========
Net income..............  $   163,163   $   206,045   $   207,578   $    81,704   $   110,391   $    1,493   $   55,782
                          ===========   ===========   ===========   ===========   ===========   ==========   ==========
Diluted income per share
 before extraordinary
 item and cumulative
 effect of change in
 accounting principle...  $      0.88   $      1.05   $      1.09   $      0.45   $      0.70   $     0.17   $     0.28
Cash dividends per
 share..................  $       --    $       --    $       --    $       --    $       --    $      --    $      --

Other Financial Data:
EBITDA (1)..............  $   406,338   $   435,268   $   448,655   $   397,743   $   604,951   $  162,402   $  188,185
EBITDA Margin...........         30.5%         31.7%         31.5%         26.1%         24.8%        27.5%        28.3%
Cash flows from
 operating activities...      326,954       331,880       293,957       279,855       429,166      101,590      159,512
Cash flows from
 investing activities...     (200,092)     (383,369)   (1,196,421)   (1,280,404)     (507,214)    (188,664)     (20,204)
Cash flows from
 financing activities...     (125,978)       85,371       919,893       976,026       142,722      130,583     (137,778)
Depreciation and
 amortization...........       86,223        86,661        87,956       105,298       205,163       43,832       55,780
Capital expenditures
 (2)....................      182,993       407,276     1,058,900     1,158,497       509,399      157,896       60,298
Ratio of earnings to
 fixed charges (3)......         8.15 x        8.37 x        4.38 x        1.27 x        2.21 x       1.94 x       3.03 x

Other Operating Data
 (end of period):
Rooms...................        8,229        11,222        11,222        14,881        16,577       16,655       16,577
Casino square footage...      255,900       337,900       351,000       538,000       630,000      630,000      630,000
Number of slot
 machines...............        7,070         9,125         8,830        12,005        13,865       13,724       13,865
Number of table games...          316           382           377           530           593          596          593

Balance Sheet Data (end
 of period):
Cash and cash
 equivalents............  $    48,026   $    81,908   $    99,337   $    74,814   $   139,488   $  118,323   $  141,018
Total assets............    1,791,713     2,143,490     3,347,350     4,530,202     4,804,306    4,653,008    4,719,682
Total debt (4)..........      249,063       468,593     1,397,655     2,378,911     2,210,279    2,493,436    2,068,644
Total stockholders'
 equity.................    1,209,343     1,290,883     1,512,484     1,601,837     2,023,902    1,619,466    2,083,625

-------
See footnotes on following page.

--------
(1) EBITDA consists of operating income plus preopening and related promotional expense plus corporate expense plus depreciation and amortization. EBITDA should not be construed as an alternative to operating income, as an indicator of Mirage's operating performance, or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. In addition, it should be noted that not all gaming companies that report EBITDA calculate this measure in the same manner as shown herein, and therefore, EBITDA may not be comparable to similarly titled measures used by other gaming companies.

(2) Capital expenditures in 1995 include $59.3 million associated with room enhancement projects at The Mirage and the Golden Nugget in Las Vegas. The 1995 amount also includes $25.1 million relating to the design and construction of Bellagio and $23.2 million associated with the acquisition of land in Biloxi, Mississippi for the site of Beau Rivage. Additionally, capital expenditures in 1995 include $17.2 million for the purchase of corporate aircraft. During 1996, capital expenditures include $266.2 million and $31.8 million associated with the construction and development of Bellagio and Beau Rivage, respectively. During 1997, capital expenditures include $728.9 million related to the construction of Bellagio and $172.3 million related to the construction of Beau Rivage. Capital expenditures in 1997 also include $29.5 million for the acquisition of corporate aircraft, $27.6 million for the purchase of land on the Las Vegas Strip and $18.8 million associated with a hotel lobby remodel project at Treasure Island. During 1998, $617.4 million relates to the completion of Bellagio, and $268.0 million relates to the ongoing construction of Beau Rivage. The 1998 amount also includes $118.8 million associated with land acquisitions on the Las Vegas Strip and $42.7 million for the purchase of corporate aircraft. For the year ended December 31, 1999, capital expenditures include $176.7 million for the completion of Beau Rivage, $57.2 million associated with a room enhancement project at Treasure Island and $40.1 million for the acquisition of fine art. The 1999 annual amount also includes $22.8 million associated with construction projects at The Mirage, including a new theatre and additional convention, meeting and exhibit space. For the three months ended March 31, 2000, capital expenditures include $27.8 million associated with these projects at The Mirage.

(3) For purposes of computing the ratio of earnings to fixed charges: (i) "earnings" consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs and Mirage's proportionate share of interest cost of 50%-owned joint ventures.

(4) Includes current maturities of long term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MGM Grand

Results of Operations

   MGM Grand, through its wholly owned subsidiaries, owns and operates the MGM Grand Hotel and Casino in Las Vegas, Nevada, which commenced operations on December 18, 1993, the New York-New York Hotel and Casino in Las Vegas, Nevada, which commenced operations on January 3, 1997, and was 50% owned until March 1, 1999 when we acquired the remaining 50%, Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort in Primm, Nevada, which were acquired through the merger between Primadonna Resorts, Inc. and MGM Grand on March 1, 1999, and the MGM Grand Hotel/Casino in Darwin, Australia, which was acquired on September 7, 1995, and manages three casinos throughout various provinces of the Republic of South Africa. MGM Grand and its local partners own and operate an interim gaming facility in Detroit, Michigan, which commenced operations on July 29, 1999. Additionally, our wholly owned subsidiaries, MGM Grand Detroit, Inc. and MGM Grand Atlantic City, Inc. are in the development stage, with plans to construct permanent hotel/casino and entertainment facilities in Detroit, Michigan and Atlantic City, New Jersey, respectively.

   On December 13, 1999, the Board of Directors approved a two-for-one split of our common stock and declared an initial quarterly cash dividend of $0.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. The cash dividend was paid on March 1, 2000 to stockholders of record on February 10, 2000. All references to share and per share data herein have been adjusted retroactively to give effect to the stock split. Concurrently, the Board of Directors increased the number of authorized shares of our common stock from 75 million shares to 300 million shares.

 First Quarter 2000 Compared with First Quarter 1999

   Net revenues for the first quarter of 2000 were $442.9 million, representing an increase of $191.5 million (76.2%) when compared with $251.4 million during the same period last year. The increase in net revenues was due to strong casino and hotel volumes, as well as the addition of New York-New York and the Primm properties effective with the March 1, 1999 Primadonna merger and the continued contribution from the MGM Grand Detroit interim casino which opened on July 29, 1999.

   Consolidated casino revenues for the first quarter of 2000 were $304.6 million, representing an increase of $166.5 million (120.6%) when compared with $138.1 million during the same period in the prior year. MGM Grand Las Vegas casino revenues were $127.9 million, representing an increase of $20.7 million (19.3%) when compared with $107.2 million during the same period in the prior year. The increase in casino revenues at MGM Grand Las Vegas was a result of increased baccarat volume and win percentage, in addition to an increase in slots volume. MGM Grand Australia reported casino revenues of $7.8 million, representing an increase of $1.2 million (18.2%) when compared with $6.6 million during the same period in the prior year. This increase was largely due to an increase in slots volume, in addition to an increase in tables games and keno volume. New York-New York and the Primm properties reported casino revenues of $29.6 million and $41.5 million, respectively, in the current quarter compared with $10.3 million and $13.9 million, respectively, during the same period in the prior year. The increase at both properties was primarily due to the current year's quarter receiving a full three month contribution from the Primadonna merger on March 1, 1999 compared to the prior year's quarter which only received a partial contribution. The MGM Grand Detroit interim casino contributed $98 million to casino revenues during the quarter as a result of the opening of the property on July 29, 1999.

   Consolidated room revenues were $67.3 million for the first quarter of 2000 compared with $54.8 million in the prior year's first quarter, representing an increase of $12.5 million (22.8%). MGM Grand Las Vegas room revenues were $46.1 million, representing a decrease of $.7 million (1.5%) when compared with $46.8 million in the same period of the prior year. The decrease was primarily due to a room renovation currently underway which resulted in approximately 13,000 room nights out of service in the current quarter. The decreased room nights were somewhat offset by a higher occupancy of 97.2% in the first quarter of 2000 compared with 96.5% in the prior year and a higher average daily room rate of $110 in the first quarter of 2000 compared with $109 in the 1999 period. MGM Grand Australia room revenues were $.4 million, representing an increase of $.1 million (33.3%) when compared with $.3 million in the same period of the prior year. The increase was due to a higher average room rate for the 2000 first quarter of $60 compared with $57 in the prior year, as well as an increase in occupancy to 67.6% compared with 53.8% in the prior year. New York-New York and the Primm properties reported room revenues of $14.9 million and $6.0 million, respectively, in the current year's quarter compared with $5.9 million and $1.9 million, respectively, for the first quarter of 1999. The increase at both properties was primarily due to the current year's quarter receiving a full three month contribution from the Primadonna merger on March 1, 1999 compared to the prior year's quarter which only received a partial contribution.

   Consolidated food and beverage revenues were $51.1 million in the first quarter of 2000, representing an increase of $16.7 million (48.5%) when compared with $34.4 million in the first quarter of the prior year. MGM Grand Las Vegas reported food and beverage revenues of $33.7 million during the first quarter of 2000, representing an increase of $3.8 million (12.7%) when compared with $29.9 million in the first quarter of 1999. This increase resulted from increased revenue in the Conference Center, Studio 54 nightclub and the Grand Buffet. MGM Grand Australia reported food and beverage revenues of $1.2 million, representing an increase of $.2 million (20.0%) when compared with $1.0 million in the first quarter of 1999, due to increased banquet revenue in the current year. New York-New York and the Primm properties reported food and beverage revenues of $3.4 million and $7.1 million, respectively, for the first quarter of 2000 compared with $1.2 million and $2.4 million, respectively, during the prior year. The increase at both properties was primarily due to the current year's quarter receiving a full three month contribution from the Primadonna merger on March 1, 1999 compared to the prior year's quarter which only received a partial contribution. MGM Grand Detroit interim casino contributed $5.7 million to food and beverage revenues during the quarter as a result of the opening of the property on July 29, 1999.

   Consolidated entertainment, retail and other revenues increased $12.6 million (31.2%) from $40.4 million in the 1999 period to $53 million in the 2000 period. MGM Grand Las Vegas entertainment, retail and other revenues increased $.4 million (1.3%) from $31.1 million in the first quarter of 1999 to $31.5 million in the first quarter of 2000. This increase was the result of higher tenant rental and retail and spa revenues in 2000, as well as the addition of the Mansion and Wedding Chapel which both opened in June 1999. We had decreased management fees from MGM Grand South Africa of $1.3 million in the 2000 period compared with $2.6 million in the prior year. New York-New York and the Primm properties reported entertainment, retail and other revenues of $9.5 million and $10.3 million, respectively, for the first quarter of 2000 compared with $3.4 million and $3.4 million, respectively, during the prior year's quarter. The increase at both properties was primarily due to the current year's quarter receiving a full three month contribution from the Primadonna merger on March 1, 1999 compared to the prior year's quarter which only received a partial contribution. MGM Grand Detroit interim casino contributed entertainment, retail and other revenues of $.5 million as a result of the opening of the property on July 29, 1999.

   Income from unconsolidated affiliate was $6.1 million for the first quarter of 1999, representing our 50% share of New York-New York's operating income. As a result of the Primadonna merger, on March 1, 1999, New York-New York became our 100% owned subsidiary and as such its results of operations have been consolidated with ours since that time.

   Consolidated operating expenses (before corporate expense) were $344.6 million in the first quarter of 2000, representing an increase of $136.3 million (65.4%) when compared with $208.3 million for the same period last year. MGM Grand Las Vegas expenses increased $14.0 million (8.4%) from $165.8 million in the 1999 period to $179.8 million in the 2000 period. The increase is primarily due to increased casino expenses for gaming taxes, airfare and marketing expenses pertaining to the increased casino revenues, increased provision for doubtful accounts and higher entertainment, retail and other expenses related to the Lion Habitat and the Mansion. MGM Grand Australia operating expenses increased from $6.3 million in the 1999 period to $7.1 million in the 2000 period primarily due to higher casino taxes from increased revenue and tax rates. New York-New York and the

Primm properties added operating expenses of $36.6 million and $45.3 million, respectively, during the first quarter of 2000 compared with $16 million and $16.3 million, respectively, during the prior year. The increase at both properties was primarily due to the current year's quarter receiving a full three month contribution from the Primadonna merger on March 1, 1999 compared to the prior year's quarter which only received a partial contribution. As a result of the opening of the property on July 29, 1999, MGM Grand Detroit interim casino added $75.8 million in operating expenses during the first quarter of 2000.

   Corporate expense for 2000 was $5.8 million compared with $5.1 million in 1999, representing an increase of $.7 million. The increase in the current quarter was attributable to higher airplane costs, in addition to higher legal and outside service expenses related to the stock dividend and split.

   Interest income of $.8 million for the three months ended March 31, 2000, increased by $.5 million from $.3 million in the first quarter of 1999. The increase was attributable to higher invested cash balances compared to the prior year.

   Interest expense in the first quarter of 2000 was $22.1 million (net of amounts capitalized) compared with $8.2 million in the first quarter of 1999, reflecting increased outstanding loan balances relating to construction of the MGM Grand Detroit interim casino, as well as debt assumed in the Primadonna merger on March 1, 1999. Additionally, we recognized interest expense from unconsolidated affiliate of $1.1 million during the 1999 period.

   Extraordinary loss of $.9 million in 1999, net of income tax benefit, reflects the write-off of unamortized debt costs from the New York-New York LLC bank facility, which was extinguished on March 31, 1999.

   Cumulative effect of change in accounting principle of $8.2 million in 1999, net of income tax benefit, reflects our adoption of Statement of Position 98-5 ("SOP 98-5") which requires that costs associated with start-up activities must be expensed as incurred.

 1999 Compared with 1998

   Net revenues for the year ended December 31, 1999 were $1,391.7 million, representing an increase of $617.8 million (79.8%) when compared with $773.9 million during the prior year. The increase in net revenues was due to growth in every revenue segment at existing properties, as well as the addition of the remaining 50% share of New York-New York and the Primm properties effective with the March 1, 1999 merger with Primadonna and the successful opening of MGM Grand Detroit interim casino on July 29, 1999.

   Consolidated casino revenues for the year ended December 31, 1999 were $873.8 million, representing an increase of $463.2 million (112.8%) when compared with $410.6 million during the prior year. MGM Grand Las Vegas casino revenues were $447.2 million, representing an increase of $63.9 million (16.7%) when compared with $383.3 million during 1998. The increase in casino revenues at MGM Grand Las Vegas was primarily a result of higher table games volume (excluding baccarat), a more normalized table games and baccarat win percentage, and increased slots volume. MGM Grand Australia reported casino revenues of $30.9 million, representing an increase of $3.6 million (13.2%) when compared with $27.3 million during the prior year. The increase in casino revenues at MGM Grand Australia was primarily a result of higher slots volume. New York-New York and the Primm properties contributed $94.6 million and $134.6 million, respectively, to casino revenues for the year as a result of the Primadonna merger on March 1, 1999. MGM Grand Detroit interim casino contributed $166.4 million to casino revenues during the year as a result of the opening of the property on July 29, 1999.

   Consolidated room revenues for 1999 were $251.2 million, representing an increase of $79.9 million (46.6%) when compared with $171.3 million during 1998. MGM Grand Las Vegas room revenues were $179.7 million in 1999, representing an increase of $10 million (5.9%) when compared with $169.7 million in the prior year. The increase was due to a higher occupancy of 96.3% in 1999 when compared with 94.4% in

1998, in addition to a higher average daily room rate of $103 in 1999 versus $99 in 1998. MGM Grand Australia room revenues were $2 million for the year ended December 31, 1999, representing an increase of $.2 million (11.1%) when compared with $1.8 million for the prior year. The increase was due to a higher occupancy of 77.5% in 1999 when compared with 74.8% in 1998, in addition to a higher average daily room rate of $67 in 1999 compared with $61 in 1998. New York-New York and the Primm properties reported room revenues of $50.1 million and $19.5 million, respectively, since the Primadonna merger on March 1, 1999.

   Consolidated food and beverage revenues for 1999 were $161.3 million, representing an increase of $55.4 million (52.3%) when compared with $105.9 million for the prior year. The increase was partially attributable to MGM Grand Las Vegas which had food and beverage revenues of $112 million during 1999, an increase of $11.7 million (11.7%) when compared with $100.3 million in 1998. This increase resulted from additional banquet revenues generated from a full year of operation at the MGM Grand Conference Center, which opened on April 16, 1998, increased revenue from the Studio 54 nightclub and revenue from the Grand Buffet which was closed for remodeling during part of 1998. This increase was somewhat offset by decreased revenue from the Studio Cafe due to its closure for remodeling during part of 1999. MGM Grand Australia reported food and beverage revenues of $5.8 million, representing an increase of $.1 million (1.8%) when compared with $5.7 million during the prior year as a result of higher food covers in the current year. New York-New York and the Primm properties contributed food and beverage revenues of $10.2 million and $23.3 million, respectively, since the Primadonna merger on March 1, 1999. MGM Grand Detroit interim casino contributed $10.2 million to food and beverage revenues since the opening of the property on July 29, 1999.

   Consolidated entertainment, retail and other revenues increased $97.9 million (86%) from $113.9 million in 1998 to $211.8 million in 1999. MGM Grand Las Vegas reported entertainment, retail and other revenues of $134.4 million during 1999, an increase of $26 million (24%) when compared with $108.4 million in 1998. This increase was the result of higher entertainment revenues in 1999, which included two heavyweight boxing matches, as well as increased tenant rental and spa revenues and the addition of the Wedding Chapel and other amenities in 1999. The increase was somewhat offset by lower theme park revenues due to management's decision to further reduce the theme park's operational schedule, resulting in fewer operating days in the current year compared with the prior year. We had increased management and development fees from MGM Grand South Africa of $8.7 million during 1999 compared with $6 million in 1998, due to the opening of the Johannesburg temporary casino in September 1998. Since the Primadonna merger on March 1, 1999, New York-New York and the Primm properties contributed entertainment, retail and other revenues of $33.1 million and $34.8 million, respectively. MGM Grand Detroit contributed $1 million to entertainment, retail and other revenues since the opening of the interim casino on July 29, 1999.

   Income from unconsolidated affiliate, representing our 50% share of operating income, was $6.1 million representing a decrease of $32.3 million when compared with $38.4 million during the prior year. The reduction in earnings from New York-New York is a result of the Primadonna merger on March 1, 1999, whereby New York-New York became our 100% owned subsidiary, and as such, its results of operations have been consolidated with ours since that time.

   Consolidated operating expenses (before preopening, other non-recurring charges and corporate expense) for 1999 were $1,095.8 million, representing an increase of $464.2 million (73.5%) when compared with $631.6 million for 1998. MGM Grand Las Vegas operating expenses increased $63 million (10.4%) from $604.5 million in 1998 to $667.5 million in 1999. The increase was primarily due to increased casino expenses resulting from higher gaming taxes and marketing expenses on the increased revenues, and an increase in the provision for doubtful accounts. In addition, expenses increased due to costs associated with the two heavyweight boxing matches held in the current year, and higher food and beverage expenses from increased revenues primarily from the Grand Buffet, which was closed during part of the 1998 period. MGM Grand Australia operating expenses increased $2.5 million (9.6%) from $26 million in 1998 to $28.5 million in 1999. These increases were primarily due to increased casino expenses resulting from higher gaming taxes related to increased revenues and a higher gaming tax rate of 20% compared to 17.5% in the prior year. New York-New York and the Primm properties added operating expenses of $116.8 million and $154.9 million, respectively, since the

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Primadonna merger on March 1, 1999. The MGM Grand Detroit interim casino added
$127.5 million in operating expenses since the opening of the property on July 29, 1999.

   Preopening and other non-recurring expenses for the year ended December 31, 1999 of $71.5 million represent costs principally associated with opening of the MGM Grand Detroit interim casino on July 29, 1999, and certain tender offer costs. These expenses affected net income by $46.5 million or $0.38 per diluted share, net of taxes.

   Corporate expense was $14.5 million in 1999 compared with $10.7 million in 1998, representing an increase of $3.8 million. The increase was largely due to non-cash amortization expense in the current year associated with our issuance of stock options to non-employees.

   Interest income of $2.1 million for the year ended December 31, 1999, decreased by $10.9 million from $13 million in 1998. The decrease was attributable to lower invested cash balances compared with the prior year.

   Interest expense for the year ended December 31, 1999 of $59.9 million (net of amounts capitalized) increased by $35.3 million when compared with $24.6 million in 1998, reflecting increased outstanding loan balances related to construction of the MGM Grand Detroit interim casino, as well as debt assumed in the Primadonna merger on March 1, 1999. Also, we incurred additional interest expense during 1999 due to borrowings related to the repurchase of 12 million shares in July 1999. We recognized interest expense from our unconsolidated affiliate of $1.1 million during 1999 compared with $8.4 million during 1998. The decrease of $7.3 million was due to the Primadonna merger on March 1, 1999, at which time New York-New York became our wholly owned subsidiary, and as such, its results of operations have been consolidated with ours since that time.

   Income tax provision of $55 million has been recorded at a rate of 36.6% for the year ended December 31, 1999, compared with $40.6 million in 1998 at a rate of 37%. At December 31, 1999, we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at December 31, 1999.

   Extraordinary loss of $.9 million in 1999, net of income tax benefit, reflects the write-off of unamortized debt costs from the New York-New York LLC bank facility, which was extinguished on March 31, 1999.

   Cumulative effect of change in accounting principle of $8.2 million in 1999, net of income tax benefit, reflects our adoption of Statement of Position 98-5 which requires that costs associated with start-up activities must be expensed as incurred.

 1998 Compared with 1997

   Net revenues for the year ended December 31, 1998 were $773.9 million, representing a decrease of $53.7 million (6.5%) when compared with $827.6 million during the prior year. The decrease in net revenues was largely due to lower income from our 50% ownership in New York-New York and decreased casino revenues largely due to unusually low table game hold percentages, partially offset by higher food and beverage revenues.

   Consolidated casino revenues for the year ended December 31, 1998 were $410.6 million, representing a decrease of $46.6 million (10.2%) when compared with $457.2 million during the prior year. MGM Grand Las Vegas casino revenues were $383.3 million, representing a decrease of $46.6 million (10.8%) when compared with $429.9 million during 1997. The reduction in casino revenues at MGM Grand Las Vegas was primarily a result of lower table games and baccarat win percentages. MGM Grand Australia reported casino revenues of $27.3 million, which were flat when compared with the prior year.

   Consolidated room revenues for 1998 were $171.3 million, which were flat when compared with the prior year. MGM Grand Las Vegas room revenues were $169.7 million in 1998, representing an increase of $.4 million

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(.2%) when compared with $169.3 million in the prior year. The increase was due to a greater number of rooms in service during 1998 compared to 1997 despite lower occupancy of 94.4% in 1998 when compared with 94.5% in 1997, and a slightly lower average daily room rate of $99 in 1998 versus $100 in 1997. MGM Grand Australia room revenues were $1.8 million for the year ended December 31, 1998, representing a decrease of $.4 million (18.2%) when compared with $2.2 million for the prior year. The decrease was due to a lower average daily room rate for 1998 of $61 compared with $89 for 1997 resulting from a lower average exchange rate in the current year when compared with the prior year, somewhat offset by a higher occupancy of 74.8% for 1998 compared with 60.5% in 1997.

   Consolidated food and beverage revenues for 1998 were $105.9 million, representing an increase of $13.3 million (14.4%) when compared with $92.6 million for the prior year. The increase was attributable to MGM Grand Las Vegas which had food and beverage revenues of $100.3 million during 1998, an increase of $14.2 million (16.5%) when compared with $86.1 million in 1997. This increase resulted from additional banquet revenues generated from the Conference Center, which opened on April 16, 1998, and the operation of the Studio 54 nightclub, which opened in late December 1997. MGM Grand Australia reported food and beverage revenues of $5.7 million, representing a decrease of $.9 million (13.6%) when compared with $6.6 million during the prior year as a result of the lower average exchange rate in the current year.

   Consolidated entertainment, retail and other revenues decreased $2.6 million (2.3%) from $116.5 million in 1997 to $113.9 million in 1998. The decrease was attributable to MGM Grand Las Vegas which had lower theme park revenues due to management's decision to change the theme park's operational schedule from a year-round park to a seasonal park. These decreases were partially offset by increases in entertainment revenues from MGM Grand Garden Arena and EFX, conference revenue from the opening of the Conference Center and management and development fees from MGM Grand South Africa.

   Income from unconsolidated affiliate, representing our 50% share of New York-New York's operating income, for 1998 was $38.4 million representing a decrease of $15.4 million (28.6%) when compared with $53.8 million during the prior year. The reduction in earnings from New York-New York is a result of the unprecedented public response New York-New York received during its first year of operations.

   Consolidated operating expenses (before master plan asset disposition and corporate expense) for 1998 were $631.6 million, representing an increase of $27 million (4.5%) when compared with $604.6 million for 1997. The increase was attributable to MGM Grand Las Vegas, offset by decreases at MGM Grand Australia. The increases at MGM Grand Las Vegas were due primarily to increased room expenses associated with the higher occupancy and increased food and beverage expenses associated with the addition of the Studio 54 nightclub and the additional banquet expenses for the Conference Center. Additionally, the provision for doubtful accounts and discounts increased by $8.6 million at MGM Grand Las Vegas due to possible changes in anticipated collectibility of receivables given uncertain economic conditions in Asia, along with higher depreciation expense due to master plan assets placed in service. These increases were partially offset by lower casino expenses due to a reduction in casino taxes and the absence of a championship boxing event in the current year. MGM Grand Australia operating expenses decreased $4.4 million (14.5%) from $30.4 million in 1997 to $26 million in 1998 as a result of continuing cost containment efforts and a lower average exchange rate in the current year.

   Master plan asset disposition relates to the write-off of various assets related to the transformation of MGM Grand Las Vegas into "The City of Entertainment." The prior year charge of $28.6 million (pre-tax) resulted from the increase in the scope of the project from $250 million to approximately $570 million.

   Corporate expense was $10.7 million in 1998 compared with $3.4 million in 1997, representing an increase of $7.3 million. The increase was due to higher operating expenses in the current year and the $5.9 million reversal of stock price guarantee amortization that occurred in the prior year.

   Interest income of $13 million for the year ended December 31, 1998, increased by $11.7 million from $1.3 million in 1997. The increase was attributable to higher invested cash balances primarily from the proceeds of the senior collateralized notes.

   Interest expense for the year ended December 31, 1998, of $24.6 million (net of amounts capitalized) increased by $23.4 million when compared with $1.2 million in 1997. The increase in 1998 was primarily due to the issuance of the senior collateralized notes. Also, we recognized interest expense from our unconsolidated affiliate of $8.4 million during 1998 compared with $9.9 million during the same period in 1997. The decrease of $1.5 million was due to the reduction of debt at New York-New York Hotel and Casino, LLC.

   Income tax provision of $40.6 million has been recorded at a rate of 37% for the year ended December 31, 1998, compared with $65 million in 1997 at a rate of 36.1%. At December 31, 1998, we believe that it is more likely than not that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at December 31, 1998.

   Extraordinary loss of $4.2 million in 1997, net of income tax benefit, reflects the write-off of unamortized debt costs from our previous $600 million senior reducing revolving credit facility.

Impact of the Year 2000 Issue

   The Year 2000 Issue was the result of computer programs being written using two digits rather than four digits to define the applicable year, which may have resulted in system failures and disruptions to operations at January 1, 2000. Our Year 2000 Remediation program required a few enhancements to ensure there was no disruption to our operations and those enhancements were not material to our financial position or results of operations. During 1999, we incurred costs to modify existing computer systems of approximately $2.1 million. Subsequent to January 1, 2000, we have experienced no major disruptions in operations due to the Year 2000 Issue.

Liquidity and Capital Resources

   As of March 31, 2000 and December 31, 1999, we held cash and cash equivalents of $98.1 million and $121.5 million, respectively. Cash provided by operating activities for the first three months of 2000 was $71.1 million compared with $30.7 million for the same period of 1999.

   During the three months ended March 31, 2000, $80 million was drawn down and $30 million was repaid on our credit facility and $662 million remained outstanding at the end of the period. During the three months ended March 31, 2000, $10 million was drawn down and $33 million was repaid on our Detroit credit facility and $146 million remained outstanding at the end of the period.

   As of March 31, 2000, we were in compliance with all covenant provisions associated with the aforementioned obligations.

   Capital expenditures during the first three months of 2000 were $62.4 million, of which $30.5 million related to MGM Grand Las Vegas, $2.4 million to New York-New York, $2.8 million to the Primm properties, and $.9 million to MGM Grand Australia for general property improvements. Additionally, $7.5 million was spent for the golf course at MGM Grand Las Vegas, $16.4 million was incurred at the MGM Grand Detroit interim casino for construction activities and land acquisition and $1.9 million at MGM Grand Atlantic City for land acquisition costs and pre-construction activities. Anticipated capital expenditures remaining for 2000 are approximately $192.1 million, consisting of approximately $69.6 million for MGM Grand Las Vegas, $4.0 million to New York-New York, and $6.7 million for the Primm properties related to general property improvements, $28.1 million related to the golf course at MGM Grand Las Vegas, $79.0 million for construction activities related to the interim and permanent facilities in Detroit, and $4.7 million related to land acquisitions and pre-construction activities for MGM Grand Atlantic City. In conjunction with the Mirage merger, we may incur additional capital expenditures related to the maintenance of the Mirage properties.

   On August 5, 1999, we announced a twelve-month stock repurchase program for up to 10 million shares of our common stock. The purchases will be made from time to time in the open market or through privately negotiated transactions as market conditions warrant. Through March 31, 2000, we purchased 3.1 million shares for an approximate cost of $65.8 million.

   On December 13, 1999, our Board of Directors approved a two-for-one stock split of our common stock and declared an initial quarterly cash dividend of $0.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. The cash dividend totaling $11.3 million was paid on March 1, 2000 to stockholders of record on February 10, 2000. All references to share and per share data herein have been adjusted retroactively to give effect to the stock split. Concurrently, the Board of Directors increased the number of authorized shares of common stock from 75 million shares to 300 million shares.

   We expect to finance operations, capital expenditures and existing debt obligations through cash flow from operations, cash on hand, bank lines of credit and equity offerings.

   On March 6, 2000, MGM Grand and Mirage entered into a definitive merger agreement whereby MGM Grand will acquire all of the outstanding shares of Mirage for $21 per share in cash. The transaction will have a total equity value of approximately $4.4 billion. In addition, we will assume the outstanding debt of Mirage Resorts of approximately $2.0 billion.

   It is expected that we will need approximately $6.2 billion in order to complete the Mirage merger. This includes payments to be made to Mirage stockholders and holders of Mirage stock options, refinancing of certain indebtedness of Mirage and MGM Grand, payment of fees and expenses in connection with the Mirage merger and funds for general corporate purposes after the Mirage merger.

   On April 11, 2000, we entered into three new senior credit agreements providing for bank financing totaling $4.3 billion from syndicates of banks each led by Bank of America, N.A. The new senior credit facilities consist of:
(1) a $2.0 billion five-year senior revolving credit facility; (2) a $1.0 billion 364-day senior revolving credit facility; and (3) a $1.3 billion one-year senior term loan. On April 18, 2000, we also completed a private placement of 46.5 million shares of our common stock for a total purchase price of approximately $1.23 billion. We also intend to complete a bond offering prior to or concurrently with the completion of the Mirage merger, where the amount of the bond offering would be equal to the difference between the approximate $6.2 billion needed to finance the Mirage merger and the sum of the initial borrowings under our new senior credit facilities and the amount of the equity offering. To the extent that the amount raised under these facilities and the offering of the notes exceeds the $6.2 billion needed to finance the Mirage merger, the excess will be used to fund continuing operations or pay down the indebtedness of the combined company.

   Our new senior credit facilities contain terms and conditions customary for financings in which the borrower has investment grade credit ratings. In addition, our new senior credit facilities contain representations and warranties, covenants and events of default customary for financings of this type. Each new senior credit facility will be unconditionally guaranteed by Mirage (upon completion of the merger), each of its material subsidiaries and each of our wholly owned subsidiaries except for non-U.S subsidiaries and their U.S holding companies.

   On March 24, 2000, we filed with the Securities and Exchange Commission a Shelf Registration Statement. The Shelf Registration Statement allows us to issue up to $2.75 billion of debt and/or equity securities. The Shelf Registration Statement became effective on May 5, 2000. Any public offering of securities will only be made by means of a prospectus supplement.

   During the year ended December 31, 1999, capital expenditures totaled $375.3 million. MGM Grand Las Vegas expended $83.1 million related to the master plan project and $95.5 million related to general property and equipment improvements. MGM Grand Australia expended $.5 million for general property and equipment improvements. Since the Primadonna merger on March 1, 1999, New York-New York expended $11.7 million and the Primm properties expended $7.9 million for general property improvements. MGM Grand Detroit, LLC expended $161.9 million for the construction of its interim casino facility. MGM Grand Atlantic City continued the development of its planned new destination resort by expending $14.7 million for land acquisitions and pre-construction activities.

   We made no capital contributions to New York-New York LLC during 1999 and 1998. We received no distributions from New York-New York LLC during 1999. We received $4.1 million in distributions from New York-New York LLC during 1998 to pay taxes on its allocated share of income.

   During the year ended December 31, 1998, capital expenditures totaled $361.9 million. MGM Grand Las Vegas expended $304.8 million related to the master plan project and $32 million related to general property and equipment improvements. MGM Grand Australia expended $1.8 million for general property and equipment improvements. MGM Grand Detroit, LLC expended $5 million for the construction of its interim casino facility. MGM Grand Atlantic City continued the development of its planned new destination resort by expending
$5.5 million for land acquisitions and pre-construction activities. We also expended $12.8 million primarily for the purchase of a corporate jet.

   On September 7, 1995, we completed the acquisition of MGM Grand Australia (formerly the Diamond Beach Hotel/Casino) in Darwin, Australia. The acquisition cost was financed by an Australian bank facility which provided total availability of approximately $68.7 million (AUD $105 million) and includes funding for general corporate purposes. During 1999, the facility was reduced by principal payments totaling $10 million (AUD $15.3 million) made in accordance with the terms of the bank facility, and as of December 31, 1999, $37.8 million (AUD $57.8 million) remained outstanding. Interest on the Australian facility is based on the bank bill rate and was approximately 5.8% and 5.3% as of December 31, 1999 and 1998, respectively. The facility matures in December 2004 and the indebtedness has been guaranteed by us.

   MGM Grand Australia has a $13.1 million (AUD $20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. During the year ended December 31, 1999, no amounts were borrowed under the line of credit and no amounts were outstanding as of December 31, 1999 and 1998, respectively.

   On June 23, 1998, we announced a $17.50 per share cash tender offer for up to 12 million shares of our common stock as part of a 24 million share repurchase program. The offer commenced on July 2, 1998 and expired on July 31, 1998. Based upon the final results, 21.6 million shares of our common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the 12 million shares was approximately $210.6 million.

   On March 1, 1999, we completed the merger with Primadonna Resorts, Inc. for 19 million shares of our common stock valued at approximately $243.6 million plus the assumption of debt totaling $315.2 million. Primadonna shareholders received .66 shares of our common stock for every Primadonna share held. Following the merger with Primadonna, we used $216.6 million from our existing senior credit facility to extinguish the Primadonna bank facility on March 31, 1999.

   On March 31, 1999, MGM Grand Detroit, LLC, through a wholly owned subsidiary, secured a $230 million credit facility with a consortium of banks, the majority of which are based in the greater Detroit metropolitan area. The Detroit facility will be used to finance the development and construction of the interim and permanent casino complexes, as well as for general working capital purposes. The Detroit facility may be increased to $250 million at our discretion. The Detroit facility is secured by substantially all of the assets of the interim facility and is guaranteed by us. During 1999, $181 million was drawn on the Detroit facility of which $169 million remained outstanding as of December 31, 1999.

   On June 10, 1999, we announced a $25.00 per share cash tender offer for up to 12 million shares of our common stock. The offer commenced on June 17, 1999 and expired on July 23, 1999. Based upon the final

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results, 30.2 million shares of our common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the 12 million shares was approximately $282 million. We recognized certain non-recurring compensation costs totaling approximately $18.5 million related to exercisable options that were tendered. This tender offer completed the acquisition of the remaining 12 million shares offered in the 24 million share repurchase program announced on June 23, 1998.

   On August 5, 1999, we announced a twelve month stock repurchase program for up to 10 million shares of our common stock. The purchases will be made from time to time in the open market or through privately negotiated transactions as market conditions warrant. Through December 31, 1999, we purchased 565,200 shares for an approximate cost of $13.2 million.

   On December 13, 1999, the Board of Directors approved a two-for-one split of our common stock and declared an initial quarterly cash dividend of $0.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. The cash dividend was paid on March 1, 2000 to stockholders of record on February 10, 2000. All references to share and per share data herein have been adjusted retroactively to give effect to the stock split. Concurrently, the Board of Directors increased the number of authorized shares of our common stock from 75 million shares to 300 million shares.

   As a result of the pending merger with Mirage, we announced on April 19, 2000, that the previously declared quarterly dividend policy was discontinued. Also, we have determined to suspend the previously announced share repurchase program. We intend to focus on utilizing all available free cash flow to pay down debt under existing and future debt obligations, as well as to finance our ongoing operations.

   We expect to finance operations, capital expenditures, existing debt obligations and future share repurchases through cash flow from operations, cash on hand, and the bank lines of credit.

   On March 6, 2000, we entered into a definitive merger agreement with Mirage whereby we will acquire all of the outstanding shares of Mirage for $21 per share in cash plus the assumption of debt. We intend to finance the Mirage merger and all costs related to the Mirage merger through our new senior credit facilities and debt and equity securities. Any public offering of securities will only be made by means of a prospectus.

   Market risk is the risk of loss arising from adverse changes in market rates and prices, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk through the mix of long-term and short-term borrowings.

Mirage

   Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Mirage Quarterly Report on Form 10-Q for the period ended March 31, 2000 and Annual Report on Form 10-K for the fiscal year ended December 31, 1999 are set forth in Appendix I to this prospectus supplement.

                            BUSINESS AND PROPERTIES

MGM Grand, Inc.

   MGM Grand is a leading operator of first class hotel/casino resorts with an emphasis on the total gaming and entertainment experience. We own and operate the MGM Grand Las Vegas and the New York-New York Hotel and Casino, two of the most prominent hotel/casino resorts on the Las Vegas Strip. We believe the MGM Grand Las Vegas is one of the largest hotel/casino resorts in the world with 5,034 rooms, approximately 171,500 square feet of gaming space and one of the largest entertainment venues in Las Vegas. In 1999, we completed an approximate $570 million master plan that expanded and transformed the MGM Grand Las Vegas into "The City of Entertainment." Our New York-New York hotel/casino resort has 2,024 hotel rooms and approximately 84,000 square feet of gaming space. In Primm, Nevada, we own and operate the three hotel/casino resorts that travelers first encounter on the principal route from Southern California to Las Vegas. On July 29, 1999, we opened the MGM Grand Detroit interim casino in Detroit, Michigan. We also own and operate the MGM Grand Hotel and Casino in Darwin, Australia and operate three casinos in South Africa.

Mirage Resorts, Incorporated

   Mirage owns and operates hotel/casino resorts on the Las Vegas Strip that include: Bellagio, a European-style luxury resort; The Mirage, a tropically-themed destination resort; Treasure Island, a pirate-themed hotel/casino resort; and the Boardwalk. Mirage also owns a 50% interest in the joint venture that owns and operates Monte Carlo, a palatial-style hotel/casino on the Las Vegas Strip. Mirage also owns and operates The Golden Nugget, a hotel/casino in downtown Las Vegas, The Golden Nugget-Laughlin, located near the center of the tourist strip in Laughlin, Nevada, and Beau Rivage, a beachfront resort located in Biloxi, Mississippi. Mirage is also developing a hotel/casino resort in the Marina district of Atlantic City, New Jersey on a joint venture basis with Boyd Gaming Corporation. Mirage has historically built and operated theme-based, "one-of-a-kind" hotel/casino resorts that provide customers a variety of world-class gaming and entertainment attractions.

Business Strategy

   Our objective is to be the premier gaming company in the world. The key elements of our strategy are to:

  .  own and operate "must-see" entertainment destinations;

  . maintain a strong focus on the Nevada gaming market with selective geographic diversity in domestic and international gaming markets;

  . target the upper-middle and premium segments of the gaming customer base; and

  . focus on operational cost controls and revenue enhancement opportunities to achieve superior EBITDA margins.

   Over time, the gaming industry has evolved from primarily a gaming business to a more diverse entertainment and tourism industry. As a result of this development, traditional casinos have been replaced by larger, more attractive hotel/casino resorts that appeal to several types of customers. This transformation has been particularly evident in the Las Vegas Strip gaming market over the past few years. We believe that our hotel/casino resorts on the Las Vegas Strip (MGM Grand Las Vegas and New York-New York), as well as those of Mirage (Bellagio, The Mirage, Treasure Island and Monte Carlo), represent "must-see" entertainment destinations for a significant portion of visitors to the Las Vegas Strip. We intend to capitalize on the visitor attraction to these six properties to generate revenues from gaming, restaurants, entertainment and other sources.

   Both MGM Grand and Mirage generate the majority of their revenue from their Nevada properties. The Nevada market has displayed steady growth over the past several years. Most recently, the number of visitors to the Las Vegas Strip increased 10.5% in 1999 to 33.8 million visitors. Given the strength of each property in the Nevada gaming market, as well as the growth of this market, the combined company will maintain its primary business focus in this region. In order to diversify our business outside the Nevada market, particularly the Las Vegas Strip market, and to capitalize on the strength of other gaming markets, we operate gaming properties in other locations domestically and internationally. After the Mirage merger, we will have six major properties on the Las Vegas Strip, five major properties in other Nevada markets, two properties in other leading domestic gaming markets (Detroit, Michigan and Biloxi, Mississippi) and four properties in international gaming markets (Australia and South Africa).

   We have historically focused our marketing efforts on the upper-middle and premium segments of the gaming customer base. We believe that the demographic elements of these groups, such as amount of disposable income, length of stay and willingness to spend money, position these segments as the market's most attractive customers. Given Mirage's similar focus on the upper-middle and premium segments of the gaming customer base, the Mirage merger should give us greater access to a larger portion of our target customer base while reducing redundant costs. We also believe that our hotel/casino resorts have global brand names which reach the full breadth of this large customer base. We anticipate opportunities to leverage this larger customer base to generate additional revenues by cross-marketing other products and services, including restaurants, entertainment venues and golf courses.

   Given the competitiveness of many domestic and international gaming markets, particularly the Las Vegas gaming market, we believe that operational efficiency and profitability levels will become increasingly critical to the success of gaming operators. We seek to manage operating costs and expenses through various means, such as rigorous capital allocation analysis, well-designed operational controls, utilization of free cash flow to repay indebtedness and investments in enhanced management information systems. Our senior management consistently seeks to maximize cash flow by achieving our ongoing goal of having the highest EBITDA margins in the gaming industry.

Hotel/Casino Resort Properties

   We have provided below certain information about our hotel/casino resort properties and the Mirage properties. Except as otherwise indicated, we or Mirage wholly own and operate these properties.

                                            Approximate
                               Number of       Casino                 Gaming
       Name and Location      Rooms/Suites Square Footage Slots (1) Tables (2)
       -----------------      ------------ -------------- --------  ---------
   Domestic Casinos:
    Las Vegas Strip, Nevada
     MGM Grand Las Vegas.....     5,034        171,500      3,589       152
     Bellagio*...............     3,005        155,000      2,485       139
     The Mirage*.............     3,044        107,200      2,300       122
     New York-New York.......     2,024         84,000      2,250        70
     Treasure Island*........     2,885         83,800      1,940        83
     Monte Carlo (3)*........     3,002        102,000      2,100        71
     Boardwalk*..............       654         32,000        605        20
                                 ------      ---------     ------     -----
       Subtotal..............    19,648        735,500     15,269       657
                                 ------      ---------     ------     -----
    Downtown Las Vegas,
     Nevada
     The Golden Nugget*......     1,907         38,000      1,255        56

    Laughlin, Nevada
     The Golden Nugget-
      Laughlin*..............       300         32,000      1,185        13

    Primm, Nevada
     Buffalo Bill's Resort &
      Casino.................     1,239         46,000      1,527        40
     Primm Valley Resort &
      Casino.................       626         51,000      1,394        33
     Whiskey Pete's Hotel &
      Casino.................       777         36,400      1,355        30
                                 ------      ---------     ------     -----
       Subtotal..............     2,642        133,400      4,276       103
                                 ------      ---------     ------     -----
    Detroit, Michigan
     MGM Grand Detroit (4)...        NA         75,000      2,435        86

    Biloxi, Mississippi
     Beau Rivage*............     1,780         80,000      1,995        89
                                 ------      ---------     ------     -----
       Total Domestic........    26,277      1,093,900     26,415     1,004
                                 ------      ---------     ------     -----
   International Casinos:
    Darwin, Northern
     Territory, Australia
     MGM Grand Australia.....        96         23,800        360        32

    South Africa
     Nelspruit (5)...........        NA         13,000        298        12
     Witbank (5).............        NA         15,500        360        12
     Johannesburg (5)........        NA         58,000      1,700        50
                                 ------      ---------     ------     -----
       Grand Total...........    26,373      1,204,200     29,133     1,110
                                 ======      =========     ======     =====

--------
 * Represents a Mirage-owned property prior to the merger.

(1) Includes slot machines and other coin-operated devices.

(2) Generally includes blackjack ("21"), baccarat, craps, pai gow poker, Caribbean stud poker, wheel of fortune and roulette.
(3) Owned and operated by a 50-50 joint venture between Mirage and Mandalay Resort Group.

(4) On July 29, 1999, we opened our interim casino facility in Detroit, Michigan.

(5) Referenced properties are governed by a joint venture agreement among MGM Grand, Southern Sun Group and Tsogo Investment Holding Company, under which MGM Grand earns fees for the management of all casino operations.

 MGM Grand Nevada Properties

   MGM Grand Las Vegas. MGM Grand Las Vegas, our flagship property, is a multi-themed destination resort, located on approximately 116 acres, which management believes is a "must-see" attraction for visitors to Las Vegas. The resort opened on December 18, 1993, and has over 350 feet of frontage on the Las Vegas Strip and 1,450 feet of frontage on Tropicana Avenue. The complex is easily accessible from McCarran International Airport and from Interstate 15 via Tropicana Avenue.

   The hotel/casino, which we believe is one of the largest in the world, has 5,034 rooms, including approximately 4,254 tastefully decorated standard guest rooms. The hotel also has 751 luxury suites, ranging in size from 650 to 6,000 square feet, representing a suite to room ratio which is one of the highest among the Las Vegas Strip properties. In June 1999, the "Mansion at the MGM Grand" was completed and opened, which added 29 exclusive suites and villas ranging in size from 2,400 square feet to 12,000 square feet.

   The casino is approximately 171,500 square feet in size, which we believe is one of the largest casinos in the world. The casino has 3,589 slot machines and 152 table games, a state of the art baccarat room, including private premium play facilities, a race and sports book and a keno lounge. The casino is themed with various entertainment features which enhance the experience of the casino patron.

   In an effort to continue a legacy of providing exceptional entertainment through the leveraging of our highly recognizable brand name, in mid-1996, we embarked on an extensive master plan transformation of MGM Grand Las Vegas into "The City of Entertainment." The master plan program was designed to enhance the quality of the entertainment experience, through a series of substantive improvements and additions throughout the 116 acre destination resort. Master plan projects include a 380,000 square foot state-of-the-art conference center, a 6.6 acre pool and spa complex, an approximately 50 foot tall polished bronze lion sculpture on a 25 foot pedestal, which is the resort's signature and a re-themed entertainment casino that includes a Rainforest Cafe and a Studio 54 nightclub. Also completed in the master plan is "Studio Walk," which portrays a Hollywood sound stage and reflects an appearance that is inspired by a number of Hollywood landmarks, including the Brown Derby restaurant, the Farmers Market food court and Griffith Park Observatory retail facilities. The final elements of the master plan were completed in 1999, which included the "Mansion at the MGM Grand" in June 1999, the lion habitat in July 1999 and significantly expanded and improved parking facilities which opened in July 1999.

   Other entertainment facilities include: an outdoor amusement zone including thrill rides such as the 250 foot high SkyScreamer Skycoaster; an 11,700 square foot indoor arcade containing carnival games of skill and an extensive video arcade including virtual reality simulators; a 660 seat showroom providing celebrity entertainment; a 1,774 seat showroom specifically designed for the EFX production show, our original grand spectacle special effects stage production; 13 restaurants and a food court; 37 retail shopping outlets, including 20 owned and 17 leased facilities; and a special events center, which seats a maximum of 16,766 patrons, providing a venue for mega entertainment such as: the spectacular millennium New Year's concert starring Barbra Streisand; Tina Turner; Bette Midler; the Rolling Stones; Rod Stewart; Neil Diamond; Elton John; Billy Joel; Phil Collins; and Luther Vandross, as well as championship boxing events and various other sporting events.

   MGM Grand Las Vegas uses the unique characteristics of the property to target the following segments of the Las Vegas market: (a) free and independent travelers; (b) tour and travel; (c) special events/conventions;
(d) high-end gaming; and (e) locals.

   New York-New York. New York-New York was completed in December 1996 and opened to the public on January 3, 1997. The 47 story destination resort replicates many of Manhattan's landmark buildings and icons, including the Statue of Liberty, the Empire State Building, Central Park, the Brooklyn Bridge and a Coney Island-style roller coaster. Our New York-New York hotel/casino is considered to be one of the most architecturally distinctive and unique buildings in the world.

   The casino is approximately 84,000 square feet in size and has approximately 2,250 slot machines and 70 table games. The casino features highly themed interiors: Park Avenue with retail shops, The Financial

District consisting of the cashiers' cage, a Central Park setting in the central casino area and Little Italy with its traditional food court set inside a typical residential neighborhood. New York-New York features 2,024 guest rooms and suites as well as seven specialty leased restaurants.

   Primm Properties. We own and operate, through our wholly owned subsidiaries, three hotel/casinos on both sides of Interstate 15 at the California/Nevada state line in Primm, Nevada and the Primm Valley Golf Club nearby in California.

   Buffalo Bill's Resort & Casino, Primm Valley Resort & Casino, Whiskey Pete's Hotel & Casino and the golf club form a major destination location and offer, to the more than 12 million vehicles traveling through Primm on Interstate 15, the first opportunity to wager upon entering Nevada and the last opportunity before leaving. We estimate that more than 27% of all passing vehicles stopped at the Primm properties in 1999.

   The Primm properties appeal to "various" market segments including the family/entertainment-oriented Buffalo Bill's, the conference/leisure-oriented Primm Valley and the value-oriented Whiskey Pete's. These hotel/casinos attract drive-by and overnight customers, and offer good values on dining and lodging, with an emphasis on service, quality, cleanliness and comfort. The Primm properties offer an array of amenities and attractions, including approximately 133,400 square feet of casino space, 2,642 hotel rooms, a 25,000 square foot conference center, ten restaurants and a variety of amusement rides. The three casinos include 4,276 slot machines, 103 table games, poker, keno and race and sports books. In addition, the Primm properties offer swimming pools, a movie theater, motion simulation theaters, an interactive water flume ride, "The Desperado" roller coaster and the "Turbo Drop" thrill ride. The 6,100 seat Star of the Desert Arena hosts top-name entertainers and has allowed the Primm properties to use special events as part of extended stay packages.

   In February 1997, Primadonna opened the championship 18 hole Primm Valley Golf Club, designed by Tom Fazio, located one mile south of Primm in California. In the second quarter of 1998, the second championship 18 hole course opened to the public.

   In July 1998, the Fashion Outlet of Las Vegas opened to the public. The Fashion Outlet is a highly themed shopping experience containing approximately 400,000 square feet of retail space with over 100 retail outlet stores. The Fashion Outlet is connected to Primm Valley and is owned and operated by TrizecHahn Factory Shops, Inc.

 Mirage Nevada Properties

   The following description of the Nevada hotel/casinos of Mirage is derived from the Mirage 1999 Form 10-K.

   Bellagio. Bellagio is an elegant European-style luxury resort located on an approximately 90 acre site with 1,450 feet of frontage at the center of the Las Vegas Strip, which opened on October 15, 1998. The resort overlooks an eight acre lake inspired by Lake Como in Northern Italy. Each day, more than 1,000 fountains in the lake come alive at regular intervals in a choreographed ballet of water, music and lights. Bellagio features a wide variety of casual and gourmet restaurants in both indoor and outdoor settings (including the world-famous Le Cirque, Olives and Aqua restaurants), upscale retail boutiques (including those leased to Armani, Chanel, Gucci, Hermes, Prada, Fred Leighton and Tiffany & Co.) and extensive meeting, convention and banquet space. Bellagio's specially designed theatre offers luxurious seating overlooking a stage that rises and falls in sections into what Mirage believes to be one of the world's largest enclosed bodies of water. The theatre is home to the spectacular new show "O" produced and performed by the talented Cirque du Soleil organization. The Bellagio Gallery of Fine Art features original masterpieces by van Gogh, Monet, Manet, Renoir, Picasso and Rembrandt, among others. The surroundings of Bellagio are lushly landscaped with classical gardens and European fountains and pools. Inside, a botanical conservatory is filled with vibrant colors and pleasing scents that change with the seasons.

   The Mirage. The Mirage is a luxurious, tropically-themed destination resort located on approximately 100 acres with 2,200 feet of frontage shared with Treasure Island near the center of the Las Vegas Strip. The exterior of the resort is landscaped with palm trees, abundant foliage and more than four acres of lagoons and other water features centered around a 54 foot volcano and waterfall. Each evening, the volcano erupts at regular intervals, sending blasts of steam and water 40 feet into the air, with flames that spectacularly illuminate the front of the resort. Inside the front entrance is an atrium with a tropical garden and additional water features capped by a 100 foot high glass dome. The atrium has an advanced environmental control system and creative lighting and other special effects designed to replicate the sights, sounds and fragrances of the South Seas. Located at the rear of the hotel, adjacent to the swimming pool area, is a dolphin habitat with seven Atlantic bottlenose dolphins and The Secret Garden of Siegfried & Roy, an attraction that allows guests to view the beautiful exotic animals of Siegfried & Roy, the world-famous illusionists who star in a spectacular show at The Mirage. In late March 2000, Mirage completed construction of the Danny Gans Theatre in The Mirage, which showcases this talented singer/impersonator.

   Treasure Island at the Mirage. Treasure Island is a pirate-themed hotel/casino resort located next to The Mirage. Treasure Island and The Mirage are connected by a monorail. The front of Treasure Island, facing the Las Vegas Strip, is an elaborate pirate village where full-scale replicas of a pirate ship and a British frigate regularly engage in a pyrotechnic and special effects sea battle, culminating with the sinking of the frigate. The showroom at Treasure Island features Mystere, a unique choreographic mix of magic, special effects and feats of human prowess produced and performed by Cirque du Soleil. In recognition of its superior customer service and recently upgraded guestrooms, Treasure Island was recently awarded the Four Diamond rating by AAA.

   Monte Carlo Resort & Casino. Monte Carlo is located on approximately 46 acres with 600 feet of frontage on the Las Vegas Strip, approximately one-half mile south of Bellagio. Mirage owns 50% of this resort in a joint venture with Mandalay Resort Group which manages the resort. Monte Carlo has a palatial style reminiscent of the Belle Epoque, the French Victorian architecture of the late 19th century. The resort has amenities such as a brew pub featuring live entertainment, a health spa, a beauty salon, a 1,200 seat theatre featuring the world-renowned magician Lance Burton, a large pool area and lighted tennis courts. Monte Carlo is connected to Bellagio by a monorail.

   Holiday Inn(R) Casino Boardwalk. The Boardwalk is located between Bellagio and Monte Carlo on the Las Vegas Strip. This facility includes 654 hotel rooms and 32,000 square feet of casino space offering 605 slot machines, 20 table games and a race and sports book. Other amenities at the Boardwalk include a coffee shop, a buffet, a snack bar, an entertainment lounge, two bars, a gift shop, 7,300 square feet of interior meeting space, two outdoor swimming pools and 1,125 garage and surface parking spaces.

   The Golden Nugget. The Golden Nugget is the largest, in terms of number of guestrooms (according to the Las Vegas Convention and Visitors Authority) and, Mirage believes, the most luxurious hotel/casino in downtown Las Vegas. The Golden Nugget, together with its parking facilities, occupies approximately seven and one-half acres and is located approximately six miles north of Bellagio and five miles north of The Mirage and Treasure Island. It has received the AAA Four Diamond Award for 23 consecutive years. The Golden Nugget has also benefited from the "Fremont Street Experience," a $70 million entertainment attraction developed by a coalition of several major downtown Las Vegas hotel/casinos (including the Golden Nugget) in conjunction with the City of Las Vegas. This attraction converted Fremont Street into a four-block-long pedestrian mall, topped with a 90 foot by 1,400 foot special effects canopy. Within the canopy are 2.1 million computer-controlled, four-color lights and a 540,000 watt sound system.

   The Golden Nugget-Laughlin. The Golden Nugget-Laughlin is located on approximately 13 acres with 600 feet of Colorado River frontage near the center of the tourist strip in Laughlin, Nevada, 90 miles south of Las Vegas. The Golden Nugget-Laughlin features a 32,000 square foot casino offering 13 table games and approximately 1,185 slot machines, 300 hotel rooms (including four suites), three restaurants, three bars, an entertainment lounge, a deli, an ice cream parlor and two gift and retail shops. Other facilities at the Golden Nugget-Laughlin include a swimming pool, a parking garage with space for approximately 1,585 vehicles and approximately four and one-half acres of surface parking for recreational vehicles. Mirage also owns and operates a 78 room motel in Bullhead City, Arizona, across the Colorado River from the Golden Nugget-Laughlin.

 Michigan Property

   MGM Grand Detroit Casino. On July 29, 1999, we opened our interim casino facility in Detroit, Michigan. The building contains 269,000 square feet of interior space and has parking for approximately 3,170 vehicles in two parking garages and additional on-site covered parking. The interior is decorated in an Art Deco motif with a retail outlet, two themed bars, a VIP lounge and four restaurants: the Java Coast; Grand Buffet; Neyla--A Mediterranean Grill; and our signature upscale restaurant, The Brown Derby. The casino is approximately 75,000 square feet and offers 2,435 slot machines and 86 table games. The site is conveniently located off of the Howard Street exit from the John C. Lodge Expressway in downtown Detroit, Michigan.

 Mississippi Property

   The following description is derived from Mirage's 1999 Form 10-K.

   Beau Rivage. Beau Rivage is a luxurious new beachfront resort located on a 41 acre site with 1,400 feet of frontage where Interstate 110 meets the Gulf Coast in Biloxi, Mississippi. Beau Rivage opened on March 16, 1999. The graceful driveway leading to Beau Rivage is lined with intricate gardens and stately oak trees. Large magnolia trees fill the resort's skylit atrium lobby. Thirteen distinctive restaurants offer a variety of dining experiences, from a cafe nestled in the atrium gardens to a steak and seafood restaurant surrounded by tropical fish and coral reefs. Adjoining its lavish health spa and salon is a lushly landscaped swimming pool, cafe and special events pavilion overlooking the Gulf of Mexico. Beau Rivage also offers a state-of-the-art convention center, a shopping esplanade, a 1,550 seat theatre featuring Alegria, another spectacular show produced and performed by Cirque du Soleil and a brew pub with live entertainment nightly. Adjoining the hotel is a deluxe marina capable of accommodating yachts of up to 125 feet in length. Mirage is also considering the development of a world-class golf course on approximately 508 acres of land it owns in the Biloxi area.

 Australia Property

   MGM Grand Australia. On September 7, 1995, we, through our wholly owned subsidiary, MGM Grand Australia Pty Ltd., completed the acquisition of the MGM Grand Australia in Darwin, Northern Territory, Australia. MGM Grand Australia is located on 18 acres of beachfront property next to the Arafura Sea on the north central coast. The resort includes a public and private casino, 96 rooms, restaurants and other facilities. Casino operations include approximately 32 table games, 360 slot machines and a keno lounge. We have positioned MGM Grand Australia as a multi-faceted gaming and entertainment facility for the local market and, to a lesser extent, as an exclusive destination resort for international table game customers.

 South Africa Properties

   Through our wholly owned subsidiary, MGM Grand South Africa, Inc., we manage one permanent and two interim casinos in two provinces of the Republic of South Africa. We managed an interim facility in Nelspruit from October 15, 1997 to November 17, 1999, at which time a permanent casino began operations. The interim casino in Witbank began operations on March 10, 1998 and the interim casino in Johannesburg began operations on September 28, 1998. On July 30, 1996, we entered into an agreement with Tsogo Sun Holdings (Pty) Limited, a joint venture company formed by the Southern Sun Group and Tsogo Investment Holding Company (Pty) Limited, to act as the exclusive casino project developer and manager for the joint venture company, which contemplated applying for up to 15 casino licenses in the Republic of South Africa. Under the agreement, we will earn fees for the development and management of all casino operations of Tsogo Sun. Tsogo Sun will provide or procure all of the financing necessary for the hotel/casino projects.

Expansion Activities

   We regularly evaluate possible expansion and acquisition opportunities in both the domestic and international markets. These opportunities may include the ownership, management and operation of gaming and other entertainment facilities in states other than Nevada or outside of the United States, including management of Native American gaming facilities. We may undertake these opportunities either alone or with joint venture partners. Development and operation of any gaming facility in a new jurisdiction are subject to many contingencies. Several of these contingencies are outside of our control and may include the passage of appropriate gaming legislation, the issuance of necessary permits, licenses and approvals, the availability of appropriate financing and the satisfaction of other conditions. We cannot be sure that we will decide or be able to proceed with any of these acquisition or expansion opportunities.

   Detroit, Michigan

   The Michigan Gaming Control and Revenue Act provides that not more than three casinos may be licensed at any one time by the State of Michigan and that they be located only in the city of Detroit. In November 1997, at the conclusion of a competitive selection process, the Mayor of Detroit designated MGM Grand Detroit, LLC to develop one of the three authorized hotel/casino complexes. MGM Grand Detroit, Inc., our wholly owned subsidiary, holds a controlling interest in MGM Grand Detroit, LLC and plans to provide a majority of the equity capital for construction of the permanent facility. A minority interest in MGM Grand Detroit, LLC is held by Partners Detroit, LLC, a Michigan limited liability company owned by seven individual residents of the Detroit metropolitan area. As planned, the Detroit permanent facility is expected to include a 100,000 square foot casino, an 800 room hotel with ballroom, convention and meeting rooms, restaurants, bars, entertainment and retail facilities. The total project cost could exceed $800 million and development could take up to four years. Development of the permanent facility will not proceed until after acquisition by MGM Grand Detroit, LLC of the permanent development site from Detroit, which is in the process of attempting to acquire the site from a number of independent land owners. The design, budget and schedule for development of the permanent facility are at a preliminary stage, and will be subject to the risks attendant to large-scale projects and may be subject to additional costs and delays beyond preliminary estimates. No assurance can be given that we will develop a permanent hotel/casino in Detroit, or if we do, as to its ultimate size, configuration or costs.

 Mirage Atlantic City Plans

   The following is reproduced from Mirage's 1999 Form 10-K. In addition, we are actively exploring the development of a destination resort hotel/casino in Atlantic City. After completion of the Mirage merger, we may reconsider MGM Grand's and Mirage's plans.

   "In January 1998, the City of Atlantic City deeded to the Company approximately 180 acres (120 acres of which are developable) in the Marina area of Atlantic City. In exchange, our Company agreed to develop a hotel-casino on the site and perform certain other obligations. We also entered into an agreement with two New Jersey State agencies for the construction and joint funding of road improvements necessary to improve access to the Marina area. As called for by the agreement, in October 1997, we funded our $110 million portion and one of the State agencies funded its $125 million portion of the $330 million estimated total cost of the road improvements. Each party deposited its funds into escrow accounts and the funds are restricted for construction of the road improvement project. The other State agency provided the remaining $95 million estimated cost of the project. There is a fixed-price design/build contract for the road improvement project. Groundbreaking on the project took place in November 1998, and construction is scheduled for completion in May 2001.

   "We are progressing with the design and budgeting of our proposed resort development for the Marina site. Current plans call for construction of our own wholly owned hotel-casino resort and a second 50%-owned resort in partnership with Boyd Gaming Corporation ("Boyd"). We are currently designing and will develop the master plan improvements for the entire Marina site. In October 1999, we filed an application for the required major environmental permit (known as a "CAFRA" permit) for a portion of these improvements. As part of the agreement with the City to acquire the land, we are required to remediate environmental contamination at the Marina site, which was a municipal landfill until 1975. A substantial portion of the remediation work had been completed at February 1, 2000. Also as part of our agreement with the City, we have completed demolition of the City-owned facilities previously located on the site and are in the process of relocating on-site public utilities.

   "The design, budget and construction schedule for our wholly owned hotel-casino on the Marina site have not yet been finalized. We intend to file an application for the CAFRA permit for our resort in the second quarter of 2000. In July 1998, we entered into an amended and restated 50/50 joint venture agreement with Boyd for the development of a new hotel-casino resort with approximately 1,200 guestrooms on a 25-acre portion of the Marina site. Boyd will oversee the design and construction of the joint venture hotel-casino to be known as "The Borgata" and operate the resort upon completion. Under the agreement, subject to the receipt of acceptable financing as described below, we will contribute the 25 acres of land (valued at $90 million) and $60 million in cash, of which approximately $5 million had been contributed at February 1, 2000. Boyd will contribute a minimum of $150 million in cash plus any amounts necessary to fund project costs in excess of $750 million. The joint venture will attempt to obtain acceptable financing of approximately $450 million for the remaining cost of the project that is non-recourse to both our Company and Boyd. We have recently had discussions with Boyd regarding a possible increase in the size of The Borgata and each partner's required capital contribution. The joint venture filed an application for the CAFRA permit for The Borgata in October 1999 and the application is now pending. If the necessary permits and financing are obtained, construction of The Borgata could begin by late summer of 2000.

   "Both our Company and the joint venture must apply for and receive numerous other governmental permits and satisfy other conditions before construction of either hotel-casino can begin. Additionally, a current Atlantic City hotel-casino operator and others have filed various lawsuits challenging the validity of our previous agreement with the City of Atlantic City to acquire the land and seeking to stop the construction of the road improvements. We have prevailed in all of these lawsuits that have been finally adjudicated to date, but a number of lawsuits are still pending in various stages and others could be filed in the future. As a result of these factors, as well as the pending merger with MGM Grand discussed under "Recent Developments" [contained in the Mirage Form 10-K], we cannot be certain of the ultimate development or timing of construction of the hotel-casinos planned for the Marina site."

   The following is reproduced from Mirage's Quarterly Report on Form 10-Q for the period ended March 31, 2000.

   "The pending merger with MGM Grand is not expected to affect plans for our existing 50-50 joint venture with Boyd Gaming Corporation, which call for the development of a hotel-casino resort to be known as "The Borgata" on a 25-acre portion of our Marina site. We are in discussions with Boyd concerning increasing the size of The Borgata from 1,200 rooms to 2,000 rooms. It is currently estimated that the larger project size would increase the budgeted cost from approximately $750 million to slightly in excess of $1.0 billion. Each partner's cash equity contribution would also increase by $57 million, thereby requiring total cash contributions of $117 million from us and $207 million from Boyd. At March 31, 2000, we had made cash contributions of approximately $7 million. We would also contribute the 25-acre site to the joint venture. The joint venture will attempt to obtain acceptable financing for the remaining cost of the project that is non-recourse to either partner. If the necessary permits and financing are obtained, construction of The Borgata could begin by the end of this year."

 Mirage Las Vegas Plans

   The following is reproduced from Mirage's 1999 Form 10-K. After completion of the Mirage merger, we may reconsider Mirage's plans.

   "We acquired the Boardwalk and various related properties on June 30, 1998. Combined with land we own adjacent to the Boardwalk, the acquisition provides us with an approximately 55-acre site for future development with over 1,200 feet of frontage on the Las Vegas Strip between Bellagio and Monte Carlo. We are in the very early design phase for a new hotel-casino resort we expect to ultimately develop on the site. The design, timing and cost of any future development, however, are still highly uncertain and will depend on several factors. These factors include the market's absorption of the major new hotel-casino resorts on the Las Vegas Strip and competition from gaming outside of Nevada."

                           REGULATION AND LICENSING

Nevada Gaming Regulation

   The ownership and operation of casino gaming facilities in Nevada are subject to the Nevada Gaming Control Act and the related regulations and various local regulations. The gaming operations of MGM Grand and Mirage in Nevada are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board and the City of Las Vegas.

   The laws, regulations and supervisory procedures of the Nevada gaming authorities are based upon declarations of public policy that are concerned with, among other things:

  . the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

  . the establishment and maintenance of responsible accounting practices and procedures;

  . the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

  . providing reliable record keeping and requiring the filing of periodic reports with the Nevada gaming authorities;

  .  the prevention of cheating and fraudulent practices; and

  . providing a source of state and local revenues through taxation and licensing fees.

Any change in such laws, regulations and procedures could have an adverse effect on our gaming operations.

   MGM Grand Las Vegas, New York-New York and Primm Valley Resort, Buffalo Bill's and Whiskey Pete's, which we refer to collectively as the Primm properties, operate casinos and are required to be licensed by the Nevada gaming authorities. The Mirage, Bellagio, Treasure Island, the Golden Nugget, the Golden Nugget-Laughlin, the Boardwalk and Monte Carlo also operate casinos and are required to be licensed by the Nevada gaming authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. MGM Grand Las Vegas is also licensed as a manufacturer and distributor of gaming devices, as the operator of a sportspool at New York-New York, and MGM Grand and an indirect wholly owned subsidiary are licensed as the two managers of New York-New York. Golden Nugget Manufacturing Corp. is also licensed as a manufacturer and distributor of gaming devices and the Boardwalk is also licensed as a distributor of gaming devices. MRGS Corp. is licensed as a 50% general partner of the joint venture with Mandalay Resort Group, which owns and operates the Monte Carlo. MGM Grand and Mirage are also required to be registered by the Nevada Commission as publicly traded corporations and as such, are required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a stockholder or member of, or receive any percentage of profits from, MGM Grand Las Vegas, New York-New York, the Primm properties, the Mirage, Bellagio, Treasure Island, the Golden Nugget, the Golden Nugget-Laughlin, the Boardwalk, Monte Carlo, Golden Nugget Manufacturing or MRGS without first obtaining licenses and approvals from the Nevada gaming authorities. MGM Grand, Mirage, MGM Grand Las Vegas, New York-New York, the Primm properties, the Mirage, Bellagio, Treasure Island, the Golden Nugget, the Golden Nugget-Laughlin, the Boardwalk, Monte Carlo, Golden Nugget Manufacturing and MRGS have obtained from the Nevada gaming authorities the various registrations, approval permits and licenses required in order to engage in gaming activities in Nevada.

   On or about March 16, 2000, MGM Grand filed applications with the Nevada Board and the Nevada Commission to obtain the necessary regulatory approvals to consummate the Mirage merger. Since MGM Grand is currently registered as a publicly traded corporation and has been found suitable to own its subsidiaries that have licensed gaming facilities in Nevada, we do not expect significant delays in obtaining the necessary approvals for the Mirage merger. However, while we are not aware of any reason we will not receive the requested regulatory approvals from the Nevada gaming authorities necessary to complete the Mirage merger, there can be no assurance that we will receive such regulatory approvals on a timely basis or at all. Furthermore, any such approval, if granted, does not constitute a finding, recommendation or approval by the Nevada Board or the Nevada Commission as to the merits of the Mirage merger. Any representation to the contrary is unlawful.

   In seeking approval to acquire control of Mirage, we must satisfy the Nevada Commission as to a variety of stringent standards. The Nevada Board and the Nevada Commission will consider all relevant material facts in determining whether to grant such approval and may consider not only the effects of the Mirage merger but also any other facts that are deemed relevant. Such facts may include, among others:

  . the business history of MGM Grand, including its record of financial stability, integrity and success of its operations, as well as its current business activities;

  .  the adequacy of the proposed financing; and

  . whether the Mirage merger will create a significant risk that MGM Grand, Mirage or their subsidiaries will not satisfy their financial obligations as they become due or satisfy all financial and regulatory requirements imposed by the Nevada gaming laws.

   Under the Nevada gaming laws, in every instance where the holder of a gaming license makes application for an additional license, the Nevada Board and the Nevada Commission will also consider whether such multiple licensing is in the best interests of the State of Nevada, having due regard for the state's public policy concerning gaming. In making this determination, they may consider among other factors or criteria, whether the acquisition would pose problems or create a monopoly and what the result of the multiple licensing would be in respect of the percentage of interest of the applicant to similarly situated competitors on a statewide, countywide and geographic location basis in each of the following categories:

  .  total number of slot machines;

  .  total number of games;

  .  total number of tables;

  .  gross revenue;

  .  percentage tax;

  .  casino entertainment tax;

  .  number of rooms available for the public;

  .  number of employees hired; and

  .  total payroll.

   These multiple licensing criteria under the Nevada gaming laws are not technically applicable to the Mirage merger and the acquisition of control of Mirage by MGM Grand since neither is itself the holder of a gaming license in the State of Nevada and no application has been made for an additional gaming license in connection with the Mirage merger. Nevertheless, in connection with its applications seeking the necessary approvals for the Mirage merger, MGM Grand has been requested by the chairman of the Nevada Board to examine and provide information concerning whether its acquisition of control of Mirage is in the best interests of the State of Nevada under some of these multiple licensing criteria or factors. We have complied with this request.

   The Nevada Commission may, in its discretion, require the holder of any debt security of MGM Grand or Mirage, including the notes, to file an application and it may investigate any such holder to determine whether such holder is suitable to own such debt security. The applicant for a finding of suitability as the holder of such a debt security must pay all the costs of investigation incurred by the Nevada gaming authorities. If the Nevada

Commission determines that such holder is unsuitable to own such debt security, then under the Nevada gaming laws MGM Grand or Mirage can be disciplined, including the loss of their approvals, if either without the prior approval of the Nevada Commission:

  .  pays that person any dividend, interest or any distribution whatsoever;

  . allows that person to exercise, directly or indirectly, any voting right conferred through such debt securities held by that person;

  .  pays remuneration in any form to that person; or

  . makes any payment to such unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

   If any notes are held in trust by an agent or by a nominee, the record holder of any notes may be required to disclose the identity of the beneficial owner of any notes to the Nevada Board and the Nevada Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. MGM Grand and Mirage are also required to render maximum assistance in determining the identity of the beneficial owner.

   Neither MGM Grand nor Mirage may make a public offering of any securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On August 19, 1999, the Nevada Commission granted MGM Grand prior approval to make public offerings for a period of 23 months, subject to certain conditions. However, the shelf approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. This offering is being made pursuant to the shelf approval. The shelf approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus supplement or the accompanying prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

   While such shelf approval includes prior approvals of the subsidiary guarantees being made by our corporate subsidiaries which are the subsidiary guarantors under the notes, it does not include approvals for the corporate subsidiaries of Mirage licensed in Nevada to guarantee MGM Grand's payment obligations under the notes. Likewise, while such shelf approval includes prior approvals of restrictions on the transfer of the equity securities of MGM Grand's corporate subsidiaries licensed in Nevada and agreements not to encumber such equity securities, in each case in respect of the notes, it does not include approvals in respect of the equity securities of Mirage's corporate subsidiaries licensed in Nevada.

   Consequently, applications have been filed with the Nevada Board and the Nevada Commission seeking their approval for the corporate subsidiaries of Mirage licensed in Nevada to guarantee MGM Grand's payment obligations under the notes as subsidiary guarantors at and after the Mirage merger, and to allow restrictions on the transfer of the equity securities of, and agreements not to encumber the equity securities of, Mirage's corporate subsidiaries licensed in Nevada, in each case in respect of the notes, to be effective at and after the time of the Mirage merger. Such guarantees and restrictions on the transfer of equity securities and agreements not to encumber equity securities will not be effective in respect of the corporate subsidiaries of Mirage licensed in Nevada at and after the Mirage merger unless and until they are approved by the Nevada Board and the Nevada Commission. There can be no assurance that such approvals will be granted on a timely basis or at all.

   For a more detailed description of the various Nevada gaming regulatory requirements applicable to both MGM Grand and Mirage, see "Item 1. Business-- Hotels and Gaming--Nevada Government Regulation" in MGM Grand's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and see "Item 1. Business--Regulation and Licensing--Nevada" in Mirage's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

Michigan Government Regulation and Taxation

   The Michigan Gaming Control and Revenue Act subjects the ownership and operation of casino gaming facilities to extensive state licensing and regulatory requirements. The Michigan Act also authorizes local regulation of casino gaming facilities by Detroit, provided that any such local ordinances regulating casino gaming are consistent with the Michigan Act and rules promulgated to implement it.

   The Michigan Act creates the Michigan Gaming Control Board and authorizes it to grant casino licenses to not more than three applicants who have entered into development agreements with Detroit. The Michigan Board is granted extensive authority to conduct background investigations and determine the suitability of casino license applicants, affiliated companies, officers, directors, or managerial employees of applicants and affiliated companies and persons or entities holding a one percent or greater direct or indirect interest in an applicant or affiliated company. Institutional investors holding less than certain specified amounts of debt or equity securities are exempted from meeting the suitability requirements of the Michigan Act, provided such securities are issued by a publicly traded corporation, such as the company, and the securities were purchased for investment purposes only and not for the purpose of influencing or affecting the affairs of the issuer.

   The Michigan Act imposes the burden of proof on the applicant for a casino license to establish its suitability to receive and hold the license. The applicant must establish its suitability as to integrity, moral character and reputation, business probity, financial ability and experience, responsibility, and other criteria deemed appropriate by the Michigan Board. A casino license is valid for a period of one year and the Michigan Board may refuse to renew it upon a determination that the licensee no longer meets the requirements for licensure.

   The Michigan Board may, among other things, revoke, suspend or restrict a casino license. Substantial fines or forfeiture of assets for violations of gaming laws or rules may also be levied against a casino licensee. In the event that a casino license is revoked or suspended for more than 120 days, the Michigan Act provides for the appointment of a conservator who, among other things, is required to sell or otherwise transfer the assets of the casino licensee or former licensee to another person or entity who meets the requirements of the Michigan Act for licensure.

   The Michigan Board has adopted administrative rules, which became effective on June 23, 1998, to implement the terms of the Michigan Act. Among other things, the rules impose more detailed substantive and procedural requirements with respect to casino licensing and operations. Included are requirements regarding such things as licensing investigations and hearings, record keeping and retention, contracting, reports to the Michigan Board internal control and accounting procedures, security and surveillance, extensions of credit to gaming patrons, conduct of gaming, and transfers of ownership interests in licensed casinos. The rules also establish numerous Michigan Board procedures regarding licensing, disciplinary and other hearings, and similar matters. The rules have the force of law and are binding on the Michigan Board as well as on applicants for or holders of casino licenses.

   The Detroit City Council enacted an ordinance entitled "Casino Gaming Authorization and Casino Development Agreement Certification and Compliance." The ordinance authorizes casino gaming only by operators who are licensed by the Michigan Board and are parties to a development agreement which has been approved and certified by the City Council and is currently in effect or are acting on behalf of such party. The development agreement between MGM Grand Detroit, LLC, Detroit and the Economic Development Corporation of Detroit has been so approved and certified and is currently in effect. The ordinance requires each casino operator to submit to the Mayor of Detroit and to the City Council periodic reports regarding the operator's compliance with its development agreement or, in the event of non-compliance, reasons of non-compliance and an explanation of efforts to comply. The ordinance requires the Mayor of Detroit to monitor each casino operator's compliance with its development agreement, to take appropriate enforcement action in the event of default and to notify the City Council of defaults and enforcement action taken and, if a development agreement is terminated, it requires the City Council to transmit notice of such action to the Michigan Board within five business days along with Detroit's request that the Michigan Board revoke the relevant operator's certificate of suitability or casino license.

   The Michigan Act effectively provides that each of the three casinos in Detroit shall pay a wagering tax equal to 18% of its adjusted gross receipts, to be paid 8.1% to Michigan and 9.9% to Detroit, an annual municipal services fee equal to the greater of $4 million or 1.25% of adjusted gross receipts of each casino to be paid to Detroit to defray its cost of hosting casinos and an annual assessment, as adjusted based upon a consumer price index, in the initial amount of approximately $8.3 million to be paid by each casino to Michigan to defray its regulatory enforcement and other casino-related costs. These are in addition to the taxes, fees, and assessments customarily paid by business entities situated in Detroit.

Mississippi Government Regulation

   Following the completion of the Mirage merger, MGM Grand will conduct its Mississippi gaming operations through an indirect subsidiary, Beau Rivage Resorts, Inc., which owns and operates the Beau Rivage casino in the City of Biloxi, Mississippi. The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission and the Mississippi State Tax Commission.

   The Mississippi Gaming Control Act, which legalized dockside casino gaming in Mississippi, was enacted on June 29, 1990. Although not identical, the Mississippi Act is similar to the Nevada Gaming Control Act. Effective October 29, 1991, the Mississippi Gaming Commission adopted regulations in furtherance of the Mississippi Act which are also similar in many respects to the Nevada gaming regulations.

   The laws, regulations and supervisory procedures of Mississippi and the Mississippi Gaming Commission seek to:

  . prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity;

  .  establish and maintain responsible accounting practices and procedures;

  . maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and making periodic reports to the Mississippi Gaming Commission;

  .  prevent cheating and fraudulent practices;

  . provide a source of state and local revenues through taxation and licensing fees; and

  . ensure that gaming licensees, to the extent practicable, employ Mississippi residents.

   The regulations are subject to amendment and interpretation by the Mississippi Gaming Commission. Changes in Mississippi law or the regulations or the Mississippi Gaming Commission's interpretations thereof may limit or otherwise materially affect the types of gaming that may be conducted, and, following the completion of the Mirage merger, could have a material adverse effect on MGM Grand and its Mississippi gaming operations.

   The Mississippi Act provides for legalized dockside gaming at the discretion of the 14 counties that either border the Gulf Coast or the Mississippi River, but only if the voters in such counties have not voted to prohibit gaming in that county. As of May 1, 2000, dockside gaming was permissible in nine of the 14 eligible counties in the state and gaming operations had commenced in Adams, Coahoma, Hancock, Harrison, Tunica, Warren and Washington counties. Under Mississippi law, gaming vessels must be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River, or in the waters of the State of Mississippi lying south of the state in eligible counties along the Mississippi Gulf Coast. The law permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. There are no limitations on the number of gaming licenses which may be issued in Mississippi. The legal age for gaming in Mississippi is 21.

   Beau Rivage Resorts and Beau Rivage Distribution Corp., a subsidiary of Beau Rivage Resorts, are subject to the licensing and regulatory control of the Mississippi Gaming Commission. Beau Rivage Resorts is licensed as a Mississippi gaming operator, and BRDC is licensed as a Mississippi distributor of gaming devices. Gaming licenses require the periodic payment of fees and taxes and are not transferable. Gaming licenses are issued for a maximum term of three years and must be renewed periodically thereafter. Beau Rivage Resorts received its Mississippi gaming license on June 20, 1996 and a renewal on June 21, 1998. BRDC received its Mississippi distributor's license on August 20, 1998. On May 18, 2000, the Mississippi Gaming Commission renewed the licenses of both Beau Rivage Resorts and BRDC for terms of three years each, effective June 22, 2000.

   On May 18, 2000, the Mississippi Gaming Commission registered MGM Grand under the Mississippi Act as a publicly traded holding company of Beau Rivage Resorts and BRDC. As a registered publicly traded holding company, MGM Grand is subject to the licensing and regulatory control of the Mississippi Gaming Commission, and is required periodically to submit detailed financial, operating and other reports to the Mississippi Gaming Commission and furnish any other information which the Mississippi Gaming Commission may require. If MGM Grand is unable to satisfy the registration requirements of the Mississippi Act, MGM Grand and licensed subsidiaries thereof cannot own or operate gaming facilities in Mississippi. Beau Rivage Resorts and BRDC are also required periodically to submit detailed financial, operating and other reports to the Mississippi Gaming Commission and the Mississippi State Tax Commission and to furnish any other information required thereby. No person may become a stockholder of or receive any percentage of profits from a licensed subsidiary of a holding company without first obtaining licenses and approvals from the Mississippi Gaming Commission.

   On May 18, 2000, the Mississippi Gaming Commission granted the necessary regulatory approvals to MGM Grand so that it may consummate the Mirage merger, including approval of the merger itself and MGM Grand's resulting acquisition of control of Mirage, Beau Rivage Resorts and BRDC.

   Certain of MGM Grand's officers, directors and employees must be found suitable or be licensed by the Mississippi Gaming Commission. MGM Grand believes that it has applied for all necessary findings of suitability with respect to these persons, although the Mississippi Gaming Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with MGM Grand may be required to be found suitable, in which case those persons must pay the costs and fees associated with the investigation.

   MGM Grand may be required to disclose to the Mississippi Gaming Commission upon request the identities of the holders of any debt or other securities. In addition, under the Mississippi Act, the Mississippi Gaming Commission may, in its discretion:

  . require holders of debt securities of registered corporations to file applications;

  .  investigate the holders; and

  .  require the holders to be found suitable to own the debt securities.

   Although the Mississippi Gaming Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Gaming Commission retains the discretion to do so for any reason, including but not limited to a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Gaming Commission in connection with the investigation. A finding of suitability requires submission of detailed personal financial information followed by a thorough investigation. There can be no assurance that a person who is subject to a finding of suitability will be found suitable by the Mississippi Gaming Commission. The Mississippi Gaming Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Findings of suitability must be periodically renewed.

   If any of MGM Grand's securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Commission. A failure to make that disclosure may be grounds for finding the record holder unsuitable. MGM Grand must also render maximum assistance in determining the identity of the beneficial owner.

   Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of MGM Grand's debt securities beyond the time that the Mississippi Gaming Commission prescribes, may be guilty of a misdemeanor. MGM Grand will be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a holder of its debt securities, MGM Grand:

  . pays the unsuitable person any dividend, interest or other distribution whatsoever;

  . recognizes the exercise, directly or indirectly, or any voting rights conferred through such debt securities held by the unsuitable person;

  . pays the unsuitable person any remuneration in any form, except in limited and specific circumstances; or

  . makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

   The Mississippi Act requires that the certificates representing securities of a registered publicly-traded corporation bear a legend to the general effect that the securities are subject to the Mississippi Act and the regulations of the Mississippi Gaming Commission. On May 18, 2000, the Mississippi Gaming Commission granted MGM Grand a waiver of this legend requirement. The Mississippi Gaming Commission has the power to impose additional restrictions on MGM Grand and the holders of MGM Grand's securities at any time.

   Substantially all loans, leases, sales of securities and similar financing transactions by a licensed gaming subsidiary must be reported to or approved by the Mississippi Gaming Commission. A licensed gaming subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities if it obtains the prior approval of the Mississippi Gaming Commission. MGM Grand may not make a public offering of its securities without the prior approval of the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. The approval, if given, does not constitute a recommendation or approval of the accuracy or adequacy of the prospectus or the investment merits of the securities subject to the offering. On May 18, 2000, the Mississippi Gaming Commission granted MGM Grand a waiver of the prior approval requirement for MGM Grand's securities offerings for a period of two years, subject to certain conditions. The waiver may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Executive Director of the Mississippi Gaming Commission.

   Under the regulations of the Mississippi Gaming Commission, Beau Rivage Resorts and BRDC may not guarantee a security issued by MGM Grand pursuant to a public offering, or pledge their assets to secure payment or performance of the obligations evidenced by such a security issued by MGM Grand, without the prior approval of the Mississippi Gaming Commission. Similarly, MGM Grand may not pledge the stock or other ownership interests of Beau Rivage Resorts or BRDC, nor may the pledgee of such ownership interests foreclose on such a pledge, without the prior approval of the Mississippi Gaming Commission. Moreover, restrictions on the transfer of an equity security issued by Beau Rivage Resorts or BRDC and agreements not to encumber such securities granted by MGM Grand are ineffective without the prior approval of the Mississippi Gaming Commission. The waiver of the prior approval requirement for MGM Grand's securities offerings received from the Mississippi Gaming Commission on May 18, 2000 includes a waiver of the prior approval requirement for such guarantees, pledges and restrictions of Beau Rivage Resorts and BRDC, subject to certain conditions.

   Neither MGM Grand nor Beau Rivage Resorts may engage in gaming activities in Mississippi while MGM Grand, Beau Rivage Resorts and/or persons found suitable to be associated with the gaming license of Beau Rivage Resorts conduct gaming operations outside of Mississippi without approval of the Mississippi Gaming Commission. The Mississippi Gaming Commission may require means for it to have access to information concerning MGM Grand's and its affiliates' out-of-state gaming operations. Gaming operations in Nevada were approved when Beau Rivage Resorts was first licensed in Mississippi. MGM Grand received waivers of foreign gaming approval from the Mississippi Gaming Commission on May 18, 2000 for the conduct of gaming operations in Michigan, New Jersey, Northern Territory (Australia), Mpumalanga Province (Republic of South Africa) and Gauteng Province (Republic of South Africa), and may be required to obtain the approval or a waiver of such approval from the Mississippi Gaming Commission before engaging in any additional future gaming operations outside of Mississippi.

   The Mississippi Gaming Commission adopted a regulation in 1994 requiring as a condition of licensure or license renewal that a gaming establishment's plan include a 500 car parking facility in close proximity to the casino complex and infrastructure facilities which will amount to at least 25% of the casino cost. Infrastructure facilities are defined in the regulation to include a hotel with at least 250 rooms, theme park, golf course and other similar facilities. With the opening of its resort hotel and other amenities, Beau Rivage Resorts is in compliance with this requirement. On January 21, 1999, the Mississippi Gaming Commission adopted an amendment to this regulation which increased the infrastructure requirement to 100% from the existing 25%; however, the regulation grandfathers existing licensees and applies only to new casino projects and casinos that are not operating at the time of acquisition or purchase, and would therefore not apply to Beau Rivage Resorts. In any event, the Beau Rivage would comply with such requirement.

   For a more detailed description of the various Mississippi gaming regulatory requirements applicable to both MGM Grand and Mirage, see "Item 1. Business--Regulation and Licensing-Mississippi" in Mirage's Annual Report on Form 10-K, for the fiscal year ended December 31, 1999.

Australia Government Regulation

   The Northern Territory of Australia, like Nevada, has comprehensive laws and regulations governing the conduct of gaming. MGM Grand Australia's operations are subject to the Gaming Control Act of 1993 and regulations promulgated thereunder and to the licensing and general control of the Minister for Racing and Gaming. MGM Grand Australia Pty. Ltd. has entered into a casino operator's agreement with the Minister pursuant to which MGM Grand Australia was granted a license to conduct casino gaming on an exclusive basis through June 30, 2005 in the northern half of the Northern Territory (which includes Darwin, its largest city, where MGM Grand Australia is located). The license provides for good faith negotiations to reach agreement on an extension of the license. The license provides for a tax payable to the Northern Territory government on gross profits derived from gaming, including gaming devices. The license is not exclusive with respect to gaming devices, and the Minister may permit such devices to be placed in limited numbers in locations not operated by MGM Grand Australia. However, under the license, a portion of the operators' win on such gaming devices is to be offset against gaming tax otherwise payable by MGM Grand Australia.

   The license may be terminated if MGM Grand Australia breaches the casino operator's agreement or the Northern Territory law or fails to operate in accordance with the requirements of the license. The Northern Territory authorities have the right under the Northern Territory law, the casino operator's agreement and the license to monitor and approve virtually all aspects of the conduct of gaming by MGM Grand Australia.

   Additionally, under the terms of the license, the Minister has the right to approve the directors and corporate secretary of MGM Grand and its subsidiaries which own or operate MGM Grand Australia, as well as changes in the ownership or corporate structure of such subsidiaries. MGM Grand is required to file with the Northern Territory authorities copies of all documents required to be filed by MGM Grand or any of its subsidiaries with the Nevada gaming authorities. In the event of any person becoming the beneficial owner of 10% or more of the outstanding stock of MGM Grand, the Minister must be so notified and may investigate the suitability of such person. If the Minister determines such person to be unsuitable and following such determination such person remains the beneficial owner of 10% or more of MGM Grand's stock, that would constitute a default under the license.

New Jersey Government Regulation

   The ownership and operation of hotel/casino facilities and gaming activities in Atlantic City, New Jersey are subject to extensive state regulation under the New Jersey Casino Control Act and the regulations of the New Jersey Casino Control Commission and other applicable laws. In order to operate a hotel/casino property in New Jersey, a company must obtain a license from the New Jersey Commission and obtain numerous other licenses, permits and approvals from other state as well as local governmental authorities. The New Jersey Act also established the New Jersey Division of Gaming Enforcement to investigate all license applications, enforce the provisions of the New Jersey Act and Regulations and prosecute all proceedings for violations of the New Jersey Act and Regulations before the New Jersey Commission.

   The New Jersey Commission has broad discretion regarding the issuance, renewal, revocation and suspension of casino licenses. The New Jersey Act and Regulations concern primarily the good character, honesty, integrity and financial stability of casino licensees, their intermediary and holding companies, their employees, their security holders and others financially interested in casino operations; financial and accounting practices used in connection with casino operations; rules of games, levels of supervision of games and methods of selling and redeeming chips; manner of granting credit, duration of credit and enforceability of gaming debts; and distribution of alcoholic beverages.

   MGM Grand's wholly owned subsidiary MGM Grand Atlantic City, Inc. has applied to be licensed by the New Jersey Commission to operate a casino, and MGM Grand has applied to be approved as a qualified holding company. On July 24, 1996, MGM Grand and MGM Grand Atlantic City, Inc., and their then officers, directors, and 5% or greater stockholders were found suitable for licensing by the New Jersey Commission. On June 27, 1995, the New Jersey Commission found Mirage and its then officers, directors and 5% or greater shareholders suitable for licensing. These findings of suitability are subject to review and revision by the New Jersey Commission based upon a change in any material fact that is relevant to the findings. No approvals from the New Jersey Commission are necessary to consummate the Mirage merger.

   The New Jersey Act further provides that each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by a casino licensee or any of its intermediary or holding companies, those persons who, in the opinion of the New Jersey Commission, have the ability to control the casino licensee or its intermediary or holding companies or elect a majority of the board of directors of said companies, other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other lien acquired in the ordinary course of business, lenders and underwriters of said companies are required to be qualified by the New Jersey Commission. However, with respect to a publicly traded holding company such as MGM Grand, a waiver of qualification may be granted by the New Jersey Commission, with the concurrence of the Director of the New Jersey Division, if the New Jersey Commission determines that said persons or entities are not significantly involved in the activities of a casino licensee and in the case of security holders, do not have the ability to control MGM Grand or elect one or more of its directors. There exists a rebuttable presumption that any person holding 5% or more of the equity securities of a casino licensee's intermediary or holding company or a person having the ability to elect one or more of the directors of such a company has the ability to control the company and thus must obtain qualification from the New Jersey Commission.

   Notwithstanding this presumption of control, the New Jersey Act provides for a waiver of qualification for passive "institutional investors," as defined by the New Jersey Act, if the institutional investor purchased publicly traded securities for investment purposes only and where such securities constitute less than 10% of the equity securities of a casino licensee's holding or intermediary company or debt securities of a casino licensee's holding or intermediary company representing a percentage of the outstanding debt of such company not exceeding 20% or a percentage of any issue of the outstanding debt of such company not exceeding 50%. The waiver of qualification is subject to certain conditions including, upon request of the New Jersey Commission, filing a certified statement that the institutional investor has no intention of influencing or affecting the affairs of the issuer, except that an institutional investor holding voting securities shall be permitted to vote on matters put to a vote of the holders of outstanding voting securities. Additionally, a waiver of qualification may also be granted to institutional investors holding a higher percentage of securities of a casino licensee's holding or intermediary company upon a showing of good cause.

   The New Jersey Act requires the certificate of incorporation of a publicly traded holding company to provide that any securities of such corporation are held subject to the condition that if a holder is found to be disqualified by the New Jersey Commission pursuant to the New Jersey Act, such holder shall dispose of his interest in such company. Accordingly, MGM Grand amended its certificate of incorporation to provide that a holder of MGM Grand's securities must dispose of such securities if the holder is found disqualified under the New Jersey Act. In addition, MGM Grand amended its certificate of incorporation to provide that MGM Grand may redeem the stock of any holder found to be disqualified.

   If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, not only must the disqualified holder dispose of such securities but in addition, commencing on the date the New Jersey Commission serves notice upon such a company of the determination of disqualification, it shall be unlawful for the disqualified holder to:

  .  receive any dividends or interest upon any such securities;

  . to exercise, directly or through any trustee or nominee, any right conferred by such securities; or

  . to receive any remuneration in any form from the licensee for services rendered or otherwise.

   If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, the New Jersey Commission shall take any necessary action to protect the public interest including the suspension or revocation of the casino license except that if the disqualified person is the holder of securities of a publicly traded holding company, the New Jersey Commission shall not take action against the casino license if:

  . the holding company has the corporate charter provisions concerning divestiture of securities by disqualified owners required by the New Jersey Act;

  . the holding company has made good faith efforts including the pursuit of legal remedies to comply with any order of the New Jersey Commission; and

  . the disqualified holder does not have the ability to control the company or elect one or more members of the company's board of directors.

   If the New Jersey Commission determines that a casino licensee has violated the New Jersey Act or Regulations, or if any security holder of MGM Grand or a casino licensee who is required to be qualified under the New Jersey Act is found to be disqualified but does not dispose of the securities, a casino licensee could be subject to fines or its license could be suspended or revoked. If a casino licensee's license is revoked after issuance, the New Jersey Commission could appoint a conservator to operate and to dispose of the hotel/casino facilities operated by such casino licensee. Net proceeds of a sale by a conservator and net profits of operations by a conservator, at least up to an amount equal to a fair return on investment which is reasonable for casinos or hotels, would be paid to MGM Grand.

   The New Jersey Act imposes an annual tax of 8% on gross casino revenues, as defined in the New Jersey Act. In addition, casino licensees are required to invest 1.25% of gross casino revenues for the purchase of bonds to be issued by the Casino Reinvestment Development Authority or make other approved investments equal to that amount. In the event the investment requirement is not met, the casino licensee is subject to a tax in the amount of 2.5% on gross casino revenues. The New Jersey Commission has established fees for the issuance or renewal of casino licenses and casino hotel alcoholic beverage licenses and an annual license fee on each slot machine.

   In addition to compliance with the New Jersey Act and Regulations relating to gaming, any property built in Atlantic City by MGM Grand Atlantic City, Inc. or any other subsidiary of MGM Grand must comply with the New Jersey and Atlantic City laws and regulations relating to, among other things, the Coastal Area Facilities Review Act, construction of buildings, environmental considerations and the operation of hotels.

                           DESCRIPTION OF THE NOTES

   You can find the definitions of certain terms used in this description under the subheading "--Certain Definitions." In this description, the words "MGM Grand" refer only to MGM Grand, Inc. and not to any of its Subsidiaries.

   MGM Grand will issue the 9 3/4% senior subordinated notes due 2007 under an indenture among itself, the Subsidiary Guarantors (as defined below) and The Bank of New York, as trustee. The terms of the notes include those provisions contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. We refer to the 9 3/4% senior subordinated notes due 2007 in this section as the "notes."

   The notes constitute a series of debt securities (which are more fully described in the accompanying prospectus). The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which description reference is hereby made.

   The following description is a summary of the material provisions of the indenture. This summary does not restate the indenture in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as holders of the notes. Copies of the indenture may be obtained from MGM Grand.

Ranking

   The notes will be:

  .  general unsecured obligations of MGM Grand;

  . subordinated in right of payment to all existing and future Senior Indebtedness of MGM Grand;

  .  equal in right of payment with all other existing and future
     Indebtedness of MGM Grand (except for future Indebtedness that may be subordinated to the notes); and

  . guaranteed on a senior subordinated basis by each of the Subsidiaries of MGM Grand other than Excluded Subsidiaries (see "--Subsidiary Guarantees" below)

   As of March 31, 2000, on a pro forma basis after giving effect to the offering of the notes, the Mirage merger, the $1.23 billion private placement of common stock of MGM Grand and borrowings under the Credit Facilities, MGM Grand and the Subsidiary Guarantors would have had approximately $5.8 billion of Senior Indebtedness, including approximately $4.3 billion of borrowings under the Credit Facilities and $1.5 billion under the Senior Notes (including the Mirage Notes). Upon consummation of the Mirage merger, MGM Grand and its Subsidiaries (other than the Excluded Subsidiaries) will guaranty the Mirage Notes and Mirage and its Subsidiaries will guaranty the other Senior Notes, in each case on a basis senior to the notes and Subsidiary Guarantees of the notes.

   In addition, as of March 31, 2000 on such pro forma basis, the Subsidiaries of MGM Grand that are not Subsidiary Guarantors would have had total Indebtedness of approximately $179.3 million (excluding Indebtedness owed to MGM Grand or any Subsidiary Guarantor).

   The indenture does not contain any limitation on the amount of Indebtedness of MGM Grand or its Subsidiaries, including Senior Indebtedness under the Credit Facilities. In addition, the Credit Facilities and the Senior Notes (including the Mirage Notes) will be equally and ratably secured by substantially all assets of MGM Grand and its Subsidiaries (other than Excluded Subsidiaries) in the event of certain downgradings by rating agencies or possibly in other circumstances. See "Description of Our Long Term Debt" in the accompanying prospectus. The indenture does not limit liens on Senior Indebtedness or, if such liens are created, require creation of any corresponding liens securing the notes and guarantees. Except as described under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying prospectus or

"--Additional Covenants of MGM Grand" below, the indenture does not contain any other provisions that would afford holders of the notes protection in the event of (i) a highly leveraged or similar transaction involving MGM Grand or any of its Subsidiaries or (ii) a reorganization, restructuring, merger or similar transaction involving MGM Grand or any of its Subsidiaries that may adversely affect the holders of the notes. In addition, subject to the limitations set forth under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying prospectus and under "-- Additional Covenants of MGM Grand" below, MGM Grand or any of its Subsidiaries may, in the future, enter into certain transactions that would increase the amount of Indebtedness of MGM Grand or its Subsidiaries or substantially reduce or eliminate the assets of MGM Grand or its Subsidiaries, which may have an adverse effect on MGM Grand's ability to service its Indebtedness, including the notes.

Principal, Maturity and Interest

   The indenture provides for the issuance by MGM Grand of notes with a maximum aggregate principal amount of $710 million. MGM Grand will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on June 1, 2007.

   Interest on the notes will accrue at the rate of 9 3/4% per annum. Interest will be payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2000. MGM Grand will make each interest payment to the holders of record of the notes on the immediately preceding May 15 and November 15.

   Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Subsidiary Guarantees

   MGM Grand's payment Obligations under the notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by each of the Subsidiaries of MGM Grand other than the Excluded Subsidiaries (the "Subsidiary Guarantors"). The Excluded Subsidiaries will include all non-U.S. Subsidiaries of MGM Grand and of Mirage, and such non-U.S. Subsidiaries' U.S. holding companies. The Excluded Subsidiaries also include MGM Grand Detroit, LLC and MGM Grand Detroit II, LLC; MGM Grand Detroit, LLC is a guarantor under the Credit Facilities but such guarantee is limited to the amount of the proceeds of borrowings under the Credit Facilities made available to MGM Grand Detroit, LLC. Each Subsidiary Guarantee will be (i) subordinated to the prior payment in full of all Senior Indebtedness of the Subsidiary Guarantor on the same basis as the notes are subordinated to Senior Indebtedness of MGM Grand and
(ii) equal in right of payment with all other existing and future Indebtedness of the Subsidiary Guarantor (except for future Indebtedness that may be subordinated to the Subsidiary Guarantee). The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. On August 19, 1999, the Nevada Commission granted MGM Grand prior approval to make public offerings for a period of twenty-three months, subject to certain conditions ("Shelf Approval"). This offering is being made pursuant to the Shelf Approval. However, while such Shelf Approval includes prior approvals by the Nevada Commission of the Subsidiary Guarantees by Subsidiaries of MGM Grand, it does not include approvals for the Nevada-licensed corporate Subsidiaries of Mirage to guarantee the payment Obligations of MGM Grand under the notes. Consequently, applications have been filed with the Nevada Board and the Nevada Commission seeking their approval for the Nevada-licensed corporate Subsidiaries of Mirage to guarantee the payment Obligations of MGM Grand under the notes at and after the Mirage merger. Such guarantees will not be effective in respect of the corporate Subsidiaries of Mirage licensed in Nevada at and after the Mirage merger unless and until they are approved by the Nevada Board and the Nevada Commission. There can be no assurance that such approvals will be granted on a timely basis or at all. Similar approvals were obtained from the Mississippi Gaming Commission on May 18, 2000 with respect to the guarantees by the corporate Subsidiaries of Mirage licensed in Mississippi. See "Regulation and Licensing--Nevada Gaming Regulation" and "-- Mississippi Government Regulation."

   In addition to the Subsidiary Guarantors named in the indenture on the closing date, the indenture will provide that, except for Excluded Subsidiaries, any existing or future Subsidiary of MGM Grand shall become a Subsidiary Guarantor if such Subsidiary Incurs any Indebtedness or if and for so long as such Subsidiary provides a guarantee in respect of Senior Indebtedness of MGM Grand.

   No Subsidiary Guarantor will be permitted to consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless:

     (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and the indenture pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee; and

     (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.

   The indenture will provide that in the event of (a) a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise or (b) a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then the Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of the Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee, except in the event of a sale or other disposition to MGM Grand, any other Subsidiary Guarantor or any Affiliate thereof.

Optional Redemption

   Upon not less than 30 nor more than 60 days' notice, MGM Grand may redeem the notes in whole but not in part at any time at a redemption price equal to 100% of the principal amount thereof plus the Make-Whole Premium, together with accrued and unpaid interest thereon, if any, to the applicable redemption date.

   Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

   Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes called for redemption unless MGM Grand defaults in payment of the redemption price.

Mandatory Redemption

   MGM Grand will not be required to make any mandatory redemption or sinking fund payments in respect of the notes.

Mandatory Disposition Pursuant to Gaming Laws

   Each holder, by accepting a note, shall be deemed to have agreed that if the gaming authority of any jurisdiction in which MGM Grand or any of its Subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of notes be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such Person fails to apply or become licensed or qualified or is found unsuitable, MGM Grand shall have the right, at its option:

  . to require such Person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of MGM Grand's election or such earlier date as may be requested or prescribed by such gaming authority; or

  . to redeem such notes, which redemption may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority, at a redemption price equal to:

      (1) the lesser of:

        (a) the Person's cost, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; and

        (b) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; or

      (2) such other amount as may be required by applicable law or order of the applicable gaming authority.

   MGM Grand shall notify the trustee in writing of any such redemption as soon as practicable. MGM Grand shall not be responsible for any costs or expenses any holder of MGM Grand notes may incur in connection with its application for a license, qualification or a finding of suitability.

Subordination

   The payment of principal, interest and premium, if any, on and all other Obligations owing in respect of the notes and the Subsidiary Guarantees will be subordinated in right of payment, as set forth in the indenture and the Subsidiary Guarantees, to the prior payment in full in cash of all Senior Indebtedness of MGM Grand and the Subsidiary Guarantors.

   The holders of Senior Indebtedness will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Indebtedness (including interest accruing after the commencement of any bankruptcy, insolvency or similar proceeding at the rate specified in the applicable Senior Indebtedness, whether or not such interest is an allowed claim in any such proceeding) before the holders of notes will be entitled to receive any payment of any kind or character with respect to the notes (except that holders of notes may receive payments made from the trust described under "Description of Debt Securities--Defeasance of Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying prospectus), in the event of any distribution to creditors of MGM Grand or any Subsidiary
Guarantor:

  . in a total or partial liquidation or dissolution of MGM Grand or any Subsidiary Guarantor;

  . in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to MGM Grand or any Subsidiary Guarantor or its respective property;

  .  in an assignment for the benefit of creditors; or

  . in any marshalling of assets and liabilities of MGM Grand or any Subsidiary Guarantor.

   MGM Grand and each Subsidiary Guarantor also may not make any payment in respect of the notes (except from the trust described under "Description of Debt Securities--Defeasance of Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying prospectus) if:

  . a payment default on Designated Senior Indebtedness occurs and is continuing; or

  . any other default occurs and is continuing on Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from the Representative of any Designated Senior Indebtedness.

   Payments on the notes may and shall be resumed:

  . in the case of a payment default, upon the date on which such default is cured or waived; and

  . in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived (so long as no other nonpayment default exists) or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated.

   No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

   No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

   MGM Grand must promptly notify holders of Designated Senior Indebtedness or their Representative if payment of the notes is accelerated because of an Event of Default.

   As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of MGM Grand or any Subsidiary Guarantor, holders of these notes may recover less ratably than creditors of MGM Grand and the Subsidiary Guarantors who are holders of Senior Indebtedness. The indenture does not limit the ability of the Company or any Subsidiary Guarantor to incur Senior Indebtedness or any other Indebtedness or the ability of any Excluded Subsidiary to incur any Indebtedness. See "Risk Factors."

Additional Covenants of MGM Grand

 Limitation on Liens

   Other than as provided below under "--Exempted Liens and Sale and Lease-Back Transactions," neither MGM Grand nor any of the Subsidiary Guarantors may issue, assume or guarantee any Indebtedness secured by a Lien upon any Principal Property or on any evidences of Indebtedness or shares of capital stock of, or other ownership interests in, any Subsidiaries (regardless of whether the Principal Property, Indebtedness, capital stock or ownership interests were acquired before or after the date of the indenture) without effectively providing that the notes shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured, except that this restriction will not apply to:

     (a) Liens existing on the date of original issuance of the notes;

     (b) Liens affecting property of a corporation or other entity existing at the time it becomes a Subsidiary Guarantor or at the time it is merged into or consolidated with MGM Grand or a Subsidiary Guarantor (provided that such Liens are not incurred in connection with, or in contemplation of, such entity becoming a Subsidiary Guarantor or such merger or consolidation and do not extend to or cover property of MGM Grand or any Subsidiary Guarantor other then property of the entity so acquired or which becomes a Subsidiary Guarantor);

     (c) Liens (including purchase money Liens) on property existing at the time of acquisition thereof or to secure Indebtedness Incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price thereof (provided that such Liens do not extend to or cover any property of MGM Grand or any Subsidiary Guarantor other than the property so acquired);

     (d) Liens on any property to secure all or part of the cost of improvements or construction thereon or Indebtedness Incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

     (e) Liens which secure Indebtedness of a Subsidiary of MGM Grand to MGM Grand or to a Subsidiary Guarantor or which secure Indebtedness of MGM Grand to a Subsidiary Guarantor;

     (f) Liens on the stock, partnership or other equity interest of MGM Grand or Subsidiary Guarantor in any Joint Venture or any Subsidiary which owns an equity interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture;

     (g) Liens securing Senior Indebtedness;

     (h) certain Liens to government entities, including pollution control or industrial revenue bond financing;

     (i) Liens required by any contract or statute in order to permit MGM Grand or a Subsidiary of MGM Grand to perform any contract or subcontract made by it with or at the request of a governmental entity;

     (j) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business;

     (k) certain Liens for taxes or assessments and similar charges;

     (l) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title; and

     (m) any extension, renewal, replacement or refinancing of any Indebtedness secured by a Lien permitted by any of the foregoing clauses
  (a) through (g).

   Notwithstanding the foregoing, at and after the time of the Mirage merger, the foregoing covenant shall not apply to the extent it constitutes an agreement not to encumber the equity securities of Mirage corporate Subsidiaries licensed in Nevada, unless and until it is approved by the Nevada Board and the Nevada Commission. Similar approvals were obtained from the Mississippi Gaming Commission on May 18, 2000 with respect to these agreements not to encumber the equity securities of the corporate Subsidiaries of Mirage licensed in Mississippi. In addition, the foregoing covenant shall not apply to equity securities of future Subsidiaries of MGM Grand to the extent such covenant constitutes an agreement not to encumber the equity securities of such Subsidiary and requires a regulatory approval, unless and until such approval is obtained. See "Regulation and Licensing--Nevada Gaming Regulation," "--Mississippi Government Regulation" and "Description of Notes-- Gaming Approvals."

 Limitation on Sale and Lease-Back Transactions

   Other than as provided below under "--Exempted Liens and Sale and Lease-Back Transactions," neither MGM Grand nor any Subsidiary Guarantor will enter into any Sale and Lease-Back Transaction unless either:

     (i) MGM Grand or such Subsidiary Guarantor would be entitled, pursuant to the provisions described in clauses (a) through (m) under "--Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the notes; or

     (ii) an amount equal to the greater of the net cash proceeds of such sale or the fair market value of such property (in the good faith opinion of MGM Grand's board of directors) is applied within 120 days to the retirement or other discharge of its Funded Debt.

 Exempted Liens and Sale and Lease-Back Transactions

   Notwithstanding the restrictions set forth in "--Limitation on Liens" and "--Limitation on Sale and Lease-Back Transactions" above, MGM Grand or any Subsidiary Guarantor may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding Indebtedness secured by such Liens (not including Liens permitted under "--Limitation on Liens" above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under "--Limitation on Sale and Lease-Back Transactions" above), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into, by MGM Grand and the Subsidiary Guarantors does not exceed 15% of Consolidated Net Tangible Assets.

 Limitation on Senior Subordinated Indebtedness

   MGM Grand will not Incur any Indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is pari passu with, or subordinated in right of payment to, the notes. No Subsidiary Guarantor will Incur any Indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is pari passu with, or subordinated in right of payment to, any Subsidiary Guarantee executed by the Subsidiary Guarantor.

 Subsidiary Guarantees

   In addition to the Subsidiary Guarantors named in the indenture on the closing date, the indenture will provide that any existing or future Subsidiary of MGM Grand (other than an Excluded Subsidiary) shall become a Subsidiary Guarantor, on a senior subordinated basis (pursuant to subordination provisions substantially similar to those described above under the subheading "Subordination" above) of MGM Grand's payment Obligations under the notes and the indenture, if such Subsidiary Incurs any Indebtedness or if and for so long as such Subsidiary provides a guarantee in respect of Senior Indebtedness of MGM Grand.

 Repurchase at the Option of Holders Upon a Change of Control

   Upon the occurrence of a Change of Control, each holder of notes shall have the right to require MGM Grand to repurchase all or any part of such holder's notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

   Within 30 days following any Change of Control, MGM Grand or, at MGM Grand's request, the Trustee will mail to each holder of notes a notice stating:

  . that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Repurchase at the Option of Holders Upon a Change of Control" and that all notes timely tendered will be accepted for payment;

  . the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

  .  the circumstances and relevant facts regarding the Change of Control;
     and

  . the procedures that holders of notes must follow in order to tender their notes (or portions thereof) for payment, and the procedures that holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

   MGM Grand will comply, to the extent applicable, with the requirements of
Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, MGM Grand will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue of such compliance.

   The Change of Control repurchase feature is a result of negotiations between MGM Grand and representatives of the underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that MGM Grand would decide to do so in the future.

   The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of "all or substantially all" the assets of MGM Grand. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, if MGM Grand disposes of less than all its assets by any of the means described above, the ability of a holder of notes to require MGM Grand to repurchase its notes may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

   The Credit Facilities provide that the occurrence of certain of the events that would constitute a Change of Control could lead to termination of commitments and require the early repayment of loans under the Credit Facilities. Other future debt of MGM Grand may contain prohibitions of certain events which would constitute a

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Change of Control or require such debt to be repurchased upon a Change of
Control. Moreover, the exercise by holders of notes of their right to require MGM Grand to repurchase such notes could cause a default under existing or future debt of MGM Grand, even if the Change of Control itself does not, due to the financial effect of such repurchase on MGM Grand. If repurchase upon a Change of Control would constitute a default on Designated Senior Indebtedness, a Payment Blockage Notice could result, preventing such repurchase. Finally, MGM Grand's ability to pay cash to holders of notes upon a repurchase may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. MGM Grand's failure to make a required Change of Control Offer or to purchase notes in connection with a Change of Control Offer would result in a default under the indenture. Such a default would, in turn, constitute a default under other existing debt of MGM Grand, and may constitute a default under future debt as well. MGM Grand's obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See "Supplemental Modification and Waiver Provisions."

   MGM Grand will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by MGM Grand and purchases all of the notes validly tendered and not withdrawn under such Change of Control Offer.

Supplemental Events of Default

   Reference is made to the section entitled "Description of Debt Securities" in the accompanying Prospectus for a description of events of default applicable to the notes under the indenture. In addition to such events of default, the following events shall each constitute an event of default applicable to the notes under the indenture:

     (i) the acceleration of the maturity of any Indebtedness of MGM Grand or any Subsidiary Guarantor (other than Non-recourse Indebtedness), at any one time, in an amount in excess of the greater of (a) $25 million and (b) 5% of Consolidated Net Tangible Assets, if such acceleration is not annulled within 30 days after written notice as provided in the indenture;

     (ii) entry of final judgments against MGM Grand or any Subsidiary Guarantor which remain undischarged for a period of 60 days, provided that the aggregate of all such judgments exceeds $25 million and judgments exceeding $25 million remain undischarged for 60 days after notice; and

     (iii) the failure (a) to make timely any offer to purchase the notes or
  (b) on the applicable purchase date, to purchase the notes required to be purchased, in each case, as required under "Additional Covenants of MGM Grand--Repurchase at the Option of Holders Upon a Change of Control."

Supplemental Modification or Waiver Provisions

   Reference is made to the section entitled "Description of Debt Securities-- Modification and Waiver" in the accompanying prospectus for a description of provisions pertaining to modifications or waivers of the indenture, provided with respect to these notes and the indenture, references in such section to MGM Grand shall also be deemed to include the Subsidiary Guarantors. In addition to the other modifications or waivers specified therein that require the consent of each affected holder of the notes, a release of any Subsidiary Guarantor (except in accordance with the provisions of the indenture) requires the consent of each affected holder of notes. In addition, no such modification or waiver may, without the consent of the holder of each note, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer related thereto must be made or change the time or price at which the notes must be repurchased pursuant to such Change of Control Offer.

Gaming Approvals

   Restrictions on the transfer of the equity securities of the corporate Subsidiaries licensed in Nevada of MGM Grand, and at and after the Mirage merger, of Mirage, and agreements not to encumber such equity securities, in each case in respect of the notes, require the prior approval of the Nevada Commission in order to be effective. On August 19, 1999, the Nevada Commission granted MGM Grand prior approval to make public offerings for a period of 23 months, subject to certain conditions ("Shelf Approval"). This offering is being made pursuant to the Shelf Approval. However, while such Shelf Approval includes prior approvals of restrictions on the transfer of the equity securities of MGM Grand's Nevada-licensed corporate Subsidiaries and agreements not to encumber such equity securities, in each case in respect of the notes, it does not include approvals in respect of the equity securities of Nevada-licensed Mirage corporate Subsidiaries.

   Consequently, applications have been filed with the Nevada Board and the Nevada Commission seeking their approval for the Nevada-licensed corporate Subsidiaries of Mirage to allow restrictions on the transfer of the equity securities of, and agreements not to encumber the equity securities of, Mirage's Nevada-licensed corporate Subsidiaries, in each case in respect of the notes, to be effective at and after the time of the Mirage merger. Such restrictions on the transfer of equity securities and agreements not to encumber equity securities will not be effective in respect of the Nevada-licensed corporate Subsidiaries of Mirage at and after the Mirage merger unless and until they are approved by the Nevada Board and the Nevada Commission. There can be no assurance that such approvals will be granted on a timely basis or at all. Similar approvals were obtained from the Mississippi Gaming Commission on May 18, 2000 with respect to these restrictions and agreements not to encumber the equity securities of corporate Subsidiaries of Mirage licensed in Mississippi, whether securities are issued in a private placement or a public offering. For more information, see "Regulation and Licensing--Nevada Gaming Regulation" and "--Mississippi Government Regulation."

Compliance with Gaming Laws

   Each holder of a note, by accepting any note, agrees to be bound by the requirements imposed on holders of debt securities of MGM Grand by the gaming authority of any jurisdiction of which MGM Grand or any of its Subsidiaries conducts or proposes to conduct gaming activities. For a description of the regulatory requirements applicable to MGM Grand, see "Regulation and Licensing" herein.

Reports

   So long as any notes are outstanding, MGM Grand will file with the trustee under the indenture the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 or Section 15(d) of the Exchange Act with respect to securities listed and registered on a national securities exchange as such rules and regulations may require.

Book-Entry; Delivery and Form

   The notes sold within the United States will initially be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or "participants" in such system or indirectly through organizations that are participants in such system.

Depository Procedures

   DTC has advised MGM Grand that DTC is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to as "indirect participants," that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants.

   MGM Grand expects that pursuant to procedures established by DTC:

     (i) upon deposit of the global notes, DTC will credit the accounts of participants designated by Underwriters with portions of the principal amount of the global notes; and

     (ii) ownership of the notes evidenced by the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the participants), the participants and the indirect participants.

   Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer notes evidenced by the global notes will be limited to such extent.

   So long as the global notes holder is the registered owner of any notes, the global notes holder will be considered the sole holder under the indenture of any notes evidenced by the global notes. Beneficial owners of notes evidenced by the global notes will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither MGM Grand nor the applicable trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

   Payments in respect of the principal of, premium, if any, and interest on any notes registered in the name of the global notes holder on the applicable record date will be payable by the applicable trustee to or at the direction of the global notes holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, MGM Grand and the applicable trustee may treat the persons in whose names notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither MGM Grand nor the applicable trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes. MGM Grand believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the participants or the indirect participants.

Certificated Securities

   Subject to certain conditions, any person having a beneficial interest in a global note may, upon request to the trustee, exchange such beneficial interest for notes in the form of certificated securities. Upon any such issuance, the trustee is required to register such certificated securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if:

     (i) MGM Grand notifies the trustee in writing that DTC is no longer willing or able to act as a depositary and MGM Grand is unable to locate a qualified successor within 90 days; or

     (ii) MGM Grand, at its option, notifies the trustee in writing that it elects to cause the issuance of notes in the form of certificated securities under the indenture, then, upon surrender by the global notes holder of its global notes, notes in such form will be issued to each person that the global notes holder and DTC identify as being the beneficial owner of the related notes.

   Neither MGM Grand nor the trustee will be liable for any delay by the global notes holder or DTC in identifying the beneficial owners of notes and MGM Grand and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global notes holder or DTC for all purposes.

Same-Day Settlement and Payment

   The indenture will require that payments in respect of the notes represented by the global notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the global notes holder. With respect to certificated securities, MGM Grand will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

Paying Agent and Registrar for the Notes

   The trustee will initially act as paying agent and registrar for the notes. MGM Grand may change the paying agent or registrar without prior notice to the holders of the notes, and MGM Grand or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

   A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and MGM Grand may require a holder to pay any taxes and fees required by law or permitted by the indenture. MGM Grand is not required to transfer or exchange any note selected for redemption. Also, MGM Grand is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

   The registered holder of a note will be treated as the owner of it for all purposes.

Concerning the Trustee

   If the trustee becomes a creditor of MGM Grand, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

   The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

   Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with") as used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by agreement or otherwise.

   "Attributable Debt" with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under "--Additional Covenants of MGM Grand--Limitation on Sale and Lease-Back Transactions" means the present value of the minimum rental payments called for during the terms of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

   "Change of Control" means the occurrence of any of the following events:

     (a) if any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 or any successor provisions to either of the foregoing), other than any Permitted Holders, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of MGM Grand (for purposes of this clause (a), such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the "parent corporation") so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such parent corporation); or

     (b) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of MGM Grand and its Subsidiaries, considered as a whole, to another person (other than a disposition of such assets as an entirety or virtually as an entirety to one or more Wholly Owned Subsidiary Guarantors) shall have occurred, or MGM Grand merges, consolidates or amalgamates with or into any other Person or any other Person merges, consolidates or amalgamates with or into MGM Grand, in any event pursuant to a transaction in which the outstanding Voting Stock of MGM Grand is reclassified into or exchanged for cash, securities or other property, other than any such transaction where:

       (1) the outstanding Voting Stock of MGM Grand is reclassified into or exchanged for other Voting Stock of MGM Grand or for Voting Stock of the surviving corporation, and

       (2) the holders of the Voting Stock of MGM Grand immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of MGM Grand or the surviving corporation immediately after such transaction; or

     (c) the first day on which a majority of the members of the Board of Directors of MGM Grand are not Continuing Directors.

   "Consolidated Net Tangible Assets" means the total amount of assets (including investments in Joint Ventures) of MGM Grand and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of MGM Grand and its Subsidiaries (excluding (i) the current portion of long-term Indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the consolidated balance sheet of MGM Grand for the most recently completed fiscal quarter for which financial statements are available and computed in accordance with generally accepted accounting principles.

   "Continuing Director" means, as of any date of determination, any member of the Board of Directors of MGM Grand who (i) was a member of that Board of Directors on the date of the indenture, (ii) had been a member of that Board of Directors for the two years immediately preceding such date of determination or (iii) was nominated for election or elected to that Board of Directors with the affirmative vote of the greater of (x) a majority of Continuing Directors who were members of that Board at the time of such nomination or election or (y) at least three Continuing Directors.

   "Credit Facilities" means, collectively: (i) the Second Amended and Restated Loan Agreement, dated as of April 10, 2000, among MGM Grand, as Borrower, MGM Grand Atlantic City, Inc. and MGM Grand Detroit, LLC, as Co-Borrowers, the Banks, Syndication Agent, Documentation Agents and Co-Documentation Agents therein named, and Bank of America, N.A., as Administrative Agent (and their successors and assigns from time to time party thereto), including any, related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, renewed, extended, refunded, replaced or refinanced from time to time; (ii) the 364-Day Loan Agreement, dated as of April 10, 2000, among MGM Grand, as Borrower, MGM Grand Atlantic City, Inc. and MGM Grand Detroit, LLC, as Co-Borrowers, the Banks, Syndication Agent, Documentation Agents and Co-Documentation Agents therein named, and Bank of America, N.A., as Administrative Agent (and their successors and assigns from time to time party thereto), including any, related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, renewed, extended, refunded, replaced or refinanced from time to time; and (iii) the Term Loan Agreement, dated as of April 7, 2000, among MGM Grand, as Borrower, MGM Grand Atlantic City, Inc. and MGM Grand Detroit, LLC, as Co-Borrowers, the Banks, Syndication Agent, Documentation Agents and Co-Documentation Agents therein named, and Bank of America, N.A., as Administrative Agent (and their successors and assigns from time to time party thereto), including any, related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, renewed, extended, refunded, replaced or refinanced from time to time.

   "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

   "Designated Senior Indebtedness" means (i) Indebtedness under the Credit Facilities, (ii) Indebtedness under the Senior Notes and (iii) any other Senior Indebtedness the principal amount of which is $100.0 million or more and that has been designated by MGM Grand as "Designated Senior Indebtedness" in the documentation with respect thereto.

   "Excluded Subsidiary" means The MGM Grand Bally's Monorail, LLC, MGM Grand Detroit, LLC, MGM Grand Detroit II, LLC, MGM Grand Diamond, Inc. and MGM Grand's non-U.S. Subsidiaries whose only tangible assets are located in foreign nations and their U.S. holding companies, provided such holding companies have no other assets or operations and provided that except for MGM Grand Detroit, LLC to the extent it guarantees any amount of proceeds of borrowings under the Credit Facilities made available to MGM Grand Detroit, LLC, if any Excluded Subsidiary becomes subject to the covenants in the Credit Facilities applicable to the Subsidiary Guarantors or grants any Liens to secure the Credit Facilities, such Excluded Subsidiary will thereafter not be an Excluded Subsidiary.

   "Funded Debt" means all Indebtedness of MGM Grand or any Subsidiary Guarantor which (i) matures by its terms on, or is renewable at the option of any obligor thereon to, a date more than one year after the date of original issuance of such Indebtedness and (ii) ranks at least pari passu with the notes or the applicable Subsidiary Guarantee.

   "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that the accrual of interest shall not be considered an Incurrence of Indebtedness.

   "Indebtedness" of any Person means (i) any indebtedness of such Person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by notes, bonds, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property, including any such indebtedness Incurred in connection with the acquisition by such Person or any of its Subsidiaries of any other business or entity, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles, including for such purpose Obligations under capitalized leases, and (ii) any guarantee, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse, or any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire or to supply or advance funds with respect to, or to become liable with respect to (directly or indirectly) any indebtedness, obligation, liability or dividend of any Person, but shall not include indebtedness or amounts owed for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of such Person. For purposes of this definition of Indebtedness, a "capitalized lease" shall be deemed to mean a lease of real or personal property which, in accordance with generally accepted accounting principles, is required to be capitalized.

   "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

   "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by MGM Grand and/or one or more of its Subsidiaries.

   "Lien" means any mortgage, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, security interest, lien (statutory or otherwise), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

   "Make-Whole Premium" means, with respect to any note at any redemption date, the excess, if any, of (i) the present value of the sum of the principal amount and premium, if any, that would be payable on such note on its maturity date and all remaining interest payments (not including any portion of such payments of interest accrued as of the redemption date) to and including such maturity date, discounted on a semi-annual bond equivalent basis from such maturity date to the redemption date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the business day immediately preceding the date of such redemption), plus 50 basis points, over (ii) the principal amount of the note being redeemed.

   "Mirage Notes" means (i) Mirage Resorts, Incorporated's 6 5/8% notes due 2005 in the original aggregate principal amount of $200 million, (ii) Mirage Resorts, Incorporated's 7 1/4% notes due 2006 in the original aggregate principal amount of $250 million, (iii) Mirage Resorts, Incorporated's 6 3/4% notes due 2007 in the original principal amount of $200 million, (iv) Mirage Resorts, Incorporated's 6 3/4% notes due 2008 in the original principal amount of $200 million and (v) Mirage Resorts, Incorporated's 7 1/4% debentures due 2017 in the original principal amount of $100 million.

   "Non-recourse Indebtedness" means Indebtedness the terms of which provide that the lender's claim for repayment of such Indebtedness is limited solely to a claim against the property which secures such Indebtedness.

   "Obligations" means any principal, interest, premium, if any, penalties, fees, indemnifications, reimbursements, expenses, damages or other liabilities or amounts payable under the documentation governing or otherwise in respect of any Indebtedness.

   "Permitted Holders" means (i) an employee stock ownership plan or other employee benefit plan covering employees of MGM Grand and its Subsidiaries and
(ii) Tracinda Corporation, its Affiliates and, with respect to any natural Person that is an Affiliate, any Related Persons or such Person.

   "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

   "Principal Property" means any real estate or other physical facility or depreciable asset or securities the net book value of which on the date of determination exceeds the greater of $25 million or 2% of Consolidated Net Tangible Assets.

   "Related Persons" means, with respect to any natural Person, (i) such Person's spouse, former spouses, parents and descendants (whether by blood or adoption, and including stepchildren) and the spouses of any such natural Persons, (ii) the estate of such natural Person and (iii) any corporation, partnership, trust or other Person controlled by, and in which at least 50% of the interests therein are owned by, one or more of any of such natural Person, such spouse, former spouses, parents and descendants (whether by blood or adoption, and including stepchildren) and the spouses of any such natural Persons.

   "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Indebtedness; provided that if, and for so long as, any Designated Senior Indebtedness lacks such a representative, then the Representative for such Designated Senior Indebtedness shall at all times be the holders of a majority in outstanding principal amount of such Designated Senior Indebtedness in respect of any Designated Senior Indebtedness.

   "Sale and Lease-Back Transaction" means any arrangement with a person (other than MGM Grand or any of its Subsidiaries), or to which any such person is a party, providing for the leasing to MGM Grand or any of its Subsidiaries for a period of more than three years of any Principal Property which has been or is to be sold or transferred by MGM Grand or any of its Subsidiaries to such person or to any other person (other than MGM Grand of any of its Subsidiaries), to which funds have been or are to be advanced by such person on the security of the leased property.

   "Senior Indebtedness" means the following Obligations of MGM Grand or any Subsidiary Guarantor, as the case may be, whether outstanding on the date of the offering or thereafter Incurred, unless such Obligation is Indebtedness that is expressly made equal or subordinate in right of payment to the notes or the Subsidiary Guarantees, by its terms or the terms of any issuing agreement or instrument:

     (i) all Indebtedness and all other Obligations of MGM Grand or any Subsidiary Guarantor, as the case may be, under (or in respect of) the Credit Facilities and all Interest Rate Agreements and Currency Agreements with respect thereto;

     (ii) all Indebtedness and all other obligations of MGM Grand or any Subsidiary Guarantor, as the case may be, under (or in respect of) the Senior Notes;

     (iii) all interest accruing subsequent to events of bankruptcy of MGM Grand or any Subsidiary Guarantor at the rate provided for in the document governing any Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law; and

     (iv) all other Indebtedness and all other Obligations of MGM Grand or any Subsidiary Guarantor, unless it is expressly stated in the governing terms or in the assumption thereof that such Indebtedness is not "Senior Indebtedness."

   Notwithstanding the foregoing, the term "Senior Indebtedness" shall not include:

  . any Indebtedness of MGM Grand to any of its Subsidiaries, or to a joint venture in which MGM Grand or any of its Subsidiaries has an interest;

  . any Indebtedness of any Subsidiary of MGM Grand to MGM Grand or any other Subsidiary of MGM Grand, or to a joint venture in which MGM Grand or any of its Subsidiaries has an interest;

  . any Indebtedness that was Non-recourse Indebtedness when Incurred by either MGM Grand or any Subsidiary Guarantor;

  . any Indebtedness of MGM Grand or any Subsidiary Guarantor, as the case may be, to the extent not permitted by the "Limitation on Senior Subordinated Indebtedness" covenant described above;

  . any Indebtedness to any employee of either MGM Grand or any of its Subsidiaries;

  . any liability for taxes owed or owing by either MGM Grand or any of its Subsidiaries; or

  .  any trade payables.

   "Senior Notes" means (i) MGM Grand's 6.95% senior collateralized notes due 2005 in the original aggregate principal amount of $300 million, (ii) MGM Grand's 6.875% senior collateralized notes due 2008 in the original aggregate principal amount of $200 million and (iii) the Mirage notes.

   "Subsidiary" of any specified person means any corporation, partnership or limited liability companies of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such person, or by one or more other Subsidiaries, or by such person and one or more other Subsidiaries.

   "Treasury Securities" mean any investment in obligations issued or guaranteed by the United States government or any agency thereof.

   "Treasury Yield" means the yield to maturity at the time of computation of Treasury Securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the notes, provided that if the average life of the notes is not equal to the constant maturity of a Treasury Security for which a weekly average yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of Treasury Securities for which such yields are given, except that if the average life of the notes is less than one year, the weekly average yield on actually traded Treasury Securities adjusted to a constant maturity of one year shall be used.

   "Voting Stock" of any Person means all classes of capital stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

   "Wholly Owned Subsidiary Guarantor" means, at any time, a Subsidiary Guarantor all the Voting Stock of which (except directors' qualifying shares) is at such time owned, directly or indirectly, by MGM Grand and its other Wholly Owned Subsidiary Guarantors.

                                 UNDERWRITING

   We intend to offer the notes through a number of underwriters. Subject to the terms and conditions set forth in the purchase agreement, dated May 22, 2000, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the notes set forth opposite their respective names below. Banc of America Securities LLC and Deutsche Bank Securities Inc. are acting as joint book running managers for the note offering.

                                                               Principal amount
              Name                                               of the notes
              ----                                             ----------------
   Banc of America Securities LLC.............................   $300,000,000
   Deutsche Bank Securities Inc. .............................    200,000,000
   Morgan Stanley & Co. Incorporated..........................     30,000,000
   Banc One Capital Markets, Inc. ............................     20,000,000
   Bear, Stearns & Co. Inc. ..................................     20,000,000
   CIBC World Markets Corp. ..................................     20,000,000
   Commerzbank Capital Markets Corp. .........................     20,000,000
   Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.........................................     20,000,000
   Salomon Smith Barney Inc. .................................     20,000,000
   Scotia Capital Markets (USA) Inc. .........................     20,000,000
   SG Cowen Securities Corporation............................     20,000,000
   Wasserstein Perella Securities, Inc. ......................     20,000,000
                                                                 ------------
     Total....................................................   $710,000,000
                                                                 ============

   The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. Under the terms of the underwriting agreement, the underwriters are committed to take and pay for all of the notes, if any are taken.

   At our request, the underwriters have reserved up to $60.0 million in aggregate principal amount of the notes for sale, in accordance with the rules and regulations of the National Association of Securities Dealers, Inc., to certain of our and Mirage's directors and senior management at the public offering price. These persons must commit to purchase no later than the close of business on the second business day following the date of this prospectus supplement and, to the extent required under the NASD's Rules of Conduct, will agree not to sell, transfer, assign, pledge or hypothecate the notes they purchase from the underwriters for a period of three months following the date they purchase such notes. The aggregate principal amount of the notes available for sale to the general public will be reduced to the extent that such persons purchase such reserved notes. Any reserved notes not so purchased will be offered by the underwriters to the general public at the public offering price on the same basis as the other notes offered hereby.

   The underwriters have advised us that they propose to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may effect such transactions by selling the notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters and/or the purchasers of the notes for whom they may act as agent. The underwriters and any dealers that participate with the underwriters in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

   The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the underwriters that they intend to make a market in the notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

   We have agreed that for a period of 180 days from the date hereof, we will not, without the prior written consent of Banc of America Securities LLC and Deutsche Bank Securities Inc., directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any securities similar to the notes, or any securities convertible into or exchangeable or exercisable for the notes or any such similar securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

   The underwriting agreement provides that we will indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect thereof.

   In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover overallotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if they repurchase previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   Certain of the underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us and our affiliates in the ordinary course of business for which they have received customary fees. Any of the underwriters or their respective affiliates may in the future engage in investment or commercial banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us or our affiliates, for which they would receive customary fees or other payments. As described under "Use of Proceeds," we intend to use the net proceeds from the offering of the notes to repay a portion of the outstanding borrowings under Mirage's existing senior credit facility. The lenders under Mirage's existing senior credit facility include affiliates of the following underwriters: Banc of America Securities LLC, Deutsche Bank Securities Inc., CIBC World Markets Corp., Commerzbank Capital Markets Corp., Scotia Capital Markets (USA) Inc. and SG Cowen Securities Corporation. It is expected that these lenders will in the aggregate receive more than 10% of the net proceeds from the offering of the notes in the form of repayment of borrowings outstanding under Mirage's existing senior credit facility. Accordingly, the offering of the notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Wasserstein Perella Securities, Inc. will act as "qualified independent underwriter," as defined pursuant to Rule 2720(b)(15) of the Conduct Rules, and will assume the responsibilities in connection therewith.

                                 LEGAL MATTERS

   The validity of the notes offered hereby will be passed upon for us by, Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California. Terry N. Christensen, a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, is a member of our board of directors, and he and other attorneys in that firm beneficially owned an aggregate of 11,500 shares of our common stock. Certain matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

   The audited consolidated financial statements and schedule of MGM Grand, Inc. incorporated by reference in this prospectus supplement and the accompanying prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report which includes an explanatory paragraph with respect to the change in accounting for start-up activities in 1999 as discussed in Note 2 to the MGM Grand, Inc. consolidated financial statements.

   The audited consolidated financial statements and schedule of Mirage Resorts, Incorporated, incorporated by reference in this prospectus supplement and the accompanying prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report which includes an explanatory paragraph with respect to the change in accounting for start-up activities in 1999 as discussed in Note 2 to the Mirage Resorts, Incorporated consolidated financial statements.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement includes "forward-looking statements" that are subject to risks and uncertainties. In portions of this prospectus supplement, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus supplement, including, without limitation, those set forth under "Risk Factors," beginning on page S-13, as well as the following factors:

  .  completion of the Mirage merger;

  .  development and construction activities;

  .  dependence on existing management;

  . leverage and debt service, including sensitivity to fluctuations in interest rates;

  . domestic or global economic conditions, including sensitivity to fluctuations in foreign currencies;

  .  competition and changes in customer demand;

  . ability to achieve certain cost savings, asset sales and revenue enhancements;

  . challenges imposed by the Mirage merger and integration of Mirage's hotel/casino properties into our operations;

  . changes or uncertainties in federal or state tax laws or the administration of such laws;

  . changes or uncertainties in gaming laws or regulations, including legalization of gaming in certain jurisdictions; and

  . any requirement to apply for licenses and approvals under applicable laws, including gaming laws, on our part or on the part of our suppliers.

   All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included or incorporated herein are made only as of the date of this prospectus supplement, or as of the date of the documents incorporated by reference. We do not intend, and undertake no obligation, to update these forward-looking statements.

                      WHERE YOU CAN FIND MORE INFORMATION

   Each of MGM Grand and Mirage files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy, at prescribed rates, any document MGM Grand or Mirage files at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You also may read and copy reports and other information filed by MGM Grand or Mirage at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You may also read reports, proxy statements and other information relating to MGM Grand or Mirage at the offices of the Pacific Exchange at 310 Pine Street, San Francisco, California 94104.

   We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933. The registration statement contains additional information about us and our debt securities and common stock. You may inspect the registration statement and its exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and obtain copies, at prescribed rates, from the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The Commission allows us to "incorporate by reference" information filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information filed later by MGM Grand or Mirage with the Commission will automatically update and supersede this information.

   We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  .  Our Annual Report on Form 10-K for the year ended December 31, 1999;

  .  Our Form 10-K/A filed with the Commission on May 5, 2000;

  .  Our Quarterly Report on Form 10-Q for the period ended March 31, 2000;

  . Our Current Reports on Form 8-K dated February 23, 2000, February 28, 2000, March 6, 2000 April 11, 2000, May 17, 2000, May 18, 2000 and May
     19, 2000;

  . Mirage Resorts, Incorporated Annual Report on Form 10-K for the year ended December 31, 1999;

  . Mirage Resorts, Incorporated Proxy Statement filed with the Commission on February 23, 2000;

  . Mirage Resorts, Incorporated Registration Statement on Form 8-A12B filed with the Commission on March 10, 2000;

  . Mirage Resorts, Incorporated Preliminary Proxy Statement filed with the Commission of March 24, 2000;

  . Mirage Reports, Incorporated Amended Registration Statement on Form 8-A12B/A filed with the Commission on April 7, 2000;

  . Mirage Resorts, Incorporated Amended Preliminary Proxy Statement filed with the Commission on April 25, 2000;

  . Mirage Resorts, Incorporated Quarterly Report on Form 10-Q for the period ended March 31, 2000;

  . Mirage Resorts, Incorporated Definitive Proxy Statement filed with the Commission on May 5, 2000; and

  . Mirage Resorts, Incorporated Soliciting Material filed with the Commission on May 16, 2000.

   All documents and reports filed by MGM Grand or Mirage pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and on or prior to the termination of the offering of the offered securities made by this prospectus supplement are deemed to be incorporated by reference in this prospectus supplement from the date of filing of such documents or reports, except as to any portion of any future annual or quarterly reports or proxy statements which is not deemed to be filed under those sections. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superceded for purposes of this prospectus supplement to the extent that any statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supercedes such statement. Any statement so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus supplement.

   Any person receiving a copy of this prospectus supplement may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to: Scott Langsner, Secretary, MGM Grand, Inc., 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109; telephone number:
(702) 891-3333. A copy will be provided by first class mail or other equally prompt means within one business day after receipt of your request.

                                  APPENDIX I

                         MIRAGE RESORTS, INCORPORATED

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following is reproduced from the Mirage Resorts, Incorporated Quarterly Report in Form 10-Q for the period ended March 31, 2000.

Comparison of Operating Results for the Three-Month Periods Ended March 31, 2000 and 1999

   Total revenues of $737.9 million for the first quarter of 2000 set a new quarterly record for the Company, directly following the previous record of $706.6 million set in the fourth quarter of 1999. Compared with total revenues of $648.1 million in the 1999 first quarter, the recent quarter represents an increase of $89.8 million (14%). Operating income of $120.1 million also set a new quarterly record, again surpassing the previous record set in the 1999 fourth quarter of $103.0 million. Operating income during the first quarter of 1999 totaled $75.1 million. The 1999 amount was reduced by $31.5 million of preopening costs related to Beau Rivage and our development activities in Atlantic City, New Jersey. Excluding these costs, the year-ago first quarter represents the Company's previous record for operating income.

   The record results achieved during the 2000 first quarter include a full quarter of operation for our Beau Rivage resort in Biloxi, Mississippi, which opened on March 16, 1999. The new resort achieved total revenues during the quarter of $87.5 million and operating income of $8.1 million. Casino revenues totaled $49.8 million and non-casino revenues were $37.7 million. Beau Rivage's operating margin (operating income as a percentage of net revenues) for the quarter increased to 10.5%. By comparison, its operating margin (before preopening costs) during nine and one-half months of operation in 1999 was 6.5%.

   During its initial 16 days of operation in the 1999 first quarter, Beau Rivage generated total revenues of $14.2 million. Casino revenues totaled $9.0 million and total non-casino revenues were $5.2 million. Like many new resorts, Beau Rivage's operating results were hampered during its initial start-up period by overstaffing and other inefficiencies. As a result, Beau Rivage reported an operating loss of $1.8 million before preopening costs during the 1999 first quarter.

   The record quarterly operating results were achieved despite a lower than historical average table games win percentage and increased competition in the Las Vegas market. The overall table games win percentage was 19.0% during the 2000 first quarter, versus our historical long-term average of approximately 20%. The win percentage in the 1999 quarter averaged 20.2%. Our room rates and occupancy levels remained strong during the recent quarter, in the face of the new Las Vegas competition. Excluding Beau Rivage, our Company-wide average daily standard room rate increased to approximately $113, compared with $109 in the 1999 first quarter. On this same-store basis, occupancy of available standard guestrooms was 98.0%, versus 98.6%. Including Beau Rivage, our Company-wide standard guestroom occupancy was approximately 98% during the first quarter of both years at an average daily rate of $107 in 2000 and $108 in 1999.

Summary Operating Results of Wholly-Owned Properties

                                                                Three months
                                                               ended March 31
                                                              -----------------
                                                                2000   1999(a)
                                                              -------- --------
                                                               (In thousands)
   Gross revenues
     Bellagio................................................ $277,955 $282,005
     The Mirage..............................................  191,692  176,508
     Treasure Island.........................................  104,874   96,764
     Beau Rivage.............................................   87,490   14,172
     Golden Nugget-Las Vegas.................................   53,045   54,078
     Golden Nugget-Laughlin..................................   15,319   15,678
                                                              -------- --------
                                                              $730,375 $639,205
                                                              ======== ========
   Net revenues
     Bellagio................................................ $249,171 $256,130
     The Mirage..............................................  172,562  161,140
     Treasure Island.........................................   95,516   88,398
     Beau Rivage.............................................   77,849   12,506
     Golden Nugget-Las Vegas.................................   47,341   48,709
     Golden Nugget-Laughlin..................................   13,475   13,830
                                                              -------- --------
                                                              $655,914 $580,713
                                                              ======== ========
   Operating income (loss)
     Bellagio................................................ $ 41,276 $ 42,387
     The Mirage..............................................   45,003   39,270
     Treasure Island.........................................   20,827   19,524
     Beau Rivage(b)..........................................    8,145   (1,840)
     Golden Nugget-Las Vegas.................................    7,038    8,013
     Golden Nugget-Laughlin..................................    1,742    1,630
                                                              -------- --------
                                                              $124,031 $108,984
                                                              ======== ========

--------
(a) Beau Rivage opened on March 16, 1999.

(b) Before preopening costs of $28.7 million in 1999.

Same-Property Operating Results

 Bellagio

   Bellagio experienced only a 3% decline in operating income during the quarter, despite a significantly lower table games win percentage. The table games win percentage was 17.7%, substantially below the 21.7% experienced in the 1999 period. The lower table games win percentage principally accounted for a $21.4 million (16%) decline in Bellagio's casino revenues.

   Bellagio's total non-casino revenues were up sharply over the prior-year period, substantially offsetting the decline in casino revenues. Total non-casino revenues grew to $162.5 million, representing an increase of $17.4 million (12%) over the first quarter of 1999. The revenue growth was experienced across the board. Food and beverage and room revenues during the quarter were particularly strong, posting year-over-year increases of 16% and 9%, respectively. The average daily rate for Bellagio's standard guestrooms rose to $171 during the 2000 first quarter, versus $156 in the prior-year period. Occupancy held steady at approximately 99% during the first quarter of both years. Bellagio's operating margin was essentially equal with the 1999 first quarter.

 The Mirage

   The Mirage reported its best quarterly results since the third quarter of 1997. Total revenues increased $15.2 million (9%) and operating income grew by $5.7 million (15%).

   Casino revenues totaled $99.1 million, representing a $10.7 million (12%) increase over the prior-year period. This increase principally reflects a 22% increase in table games revenue resulting from a significantly higher table games win percentage and a 9% increase in drop. The table games win percentage for the quarter was 24.1%, compared with 21.5% in the prior-year period.

   The Mirage achieved total non-casino revenues during the quarter of $92.6 million, representing an increase of $4.5 million (5%) over the year-ago period. Similar to Bellagio, revenue contribution increased in every non-casino category. Food and beverage revenue increased by $2.0 million (7%) and room revenue grew by $1.6 million (5%). Lower cost of sales percentages and other cost containment efforts led to an improvement in The Mirage's operating margin versus the 1999 first quarter.

 Treasure Island

   Treasure Island reported its highest quarterly operating results in three years. Its total revenues grew by $8.1 million (8%) and its operating income climbed $1.3 million (7%). Casino revenues increased by $3.3 million (9%) and non-casino revenues grew by $4.8 million (8%). Slot play was up substantially over the prior-year quarter, leading to a $2.8 million (14%) increase in related revenue. Table games revenue rose by 2%, despite a slight decline in the win percentage.

   Total room revenue at Treasure Island grew by $1.9 million (8%) over the first quarter of 1999. Occupancy of available standard guestrooms averaged 98.9% during the recently completed quarter, versus 98.1% in the year-ago period. The resort immediately benefited from the room refurbishment program completed near the end of the 1999 third quarter. The program substantially upgraded the quality of the furnishings of its guestrooms and assisted the property in receiving the Four Diamond rating from AAA. The refurbishment program began in February 1999 and resulted in approximately 8% fewer available room nights at the hotel during the 1999 first quarter compared with the current-year period. An increase in both occupancy and the average ticket price for the popular Mystere show principally accounted for a $1.9 million (17%) increase in entertainment revenue. Higher depreciation expense associated with the completed room refurbishment project accounted for a small decline in Treasure Island's operating margin compared with the prior-year first quarter.

 Golden Nugget Properties

   The additional competition from several major new resorts built on the Las Vegas Strip in recent years has especially impacted the hotel-casinos located in downtown Las Vegas and in Laughlin. The hotel-casinos in Laughlin have experienced additional competitive pressure from hotel-casinos built on nearby Indian reservations. Nevertheless, comparisons at the Company's Golden Nugget properties in downtown Las Vegas and in Laughlin remained fairly stable. At the Golden Nugget-Las Vegas, both table games and slot play increased over the prior-year first quarter. A decline in the table games win percentage, however, principally accounted for a 2% decline in casino revenues. Total room revenue grew by 3%, representing an increase in average daily room rates. Standard guestroom occupancy was 97.0%, versus 98.9% in the 1999 first quarter. Small declines in the facility's other the non-gaming revenue sources resulted in a 2% decrease in its total non-casino revenues.

   Comparisons at the Golden Nugget in Laughlin were essentially flat with those of the year-ago quarter. Lower table games and slot play principally accounted for a 2% decline in its total revenues. Similar to the Golden Nugget in Las Vegas, an increase in average room rates led to a small improvement in associated revenue. Standard guestroom occupancy was 97.1% during the 2000 first quarter, compared with 97.6% in the prior-year period. Reduced promotional costs and depreciation expense led to an improvement in the property's operating margin and a small improvement in its operating income.

Other Factors Affecting Earnings

 Monte Carlo

   Our 50% share of the earnings of Monte Carlo contributed $7.6 million to our pre-tax income during the 2000 first quarter, versus $8.9 million in the prior-year period. Total revenues at the resort declined by $1.3 million (2%) from the prior-year quarter. Room revenue grew by $1.3 million (5%), reflecting a 7% increase in the average daily room rate. Guestroom occupancy was 93.1%, versus 95.5% in the 1999 first quarter. Entertainment revenue also showed improvement, increasing by $1.1 million (35%) over the prior-year period. These increases, however, were more than offset by a $3.1 million (10%) decrease in casino revenues mostly due to a decline in table games play and the win percentage.

 Preopening and related promotional costs

   Our earnings during the first quarter of both 2000 and 1999 were reduced by charges for preopening and related promotional costs. During the 2000 quarter, preopening costs associated with our development activities in Atlantic City reduced earnings by $2.5 million ($1.6 million, $0.01 per share, after tax). During the 1999 first quarter, there were two separate components to the charge for preopening costs. First, we adopted a new method of accounting for preopening costs that requires such costs to be expensed as incurred. We previously capitalized preopening costs and amortized them to expense following opening of the related resort. All previously capitalized preopening costs remaining at the time of adoption were required to be written off. As a result, we expensed all previously capitalized preopening costs associated with Beau Rivage and our development activities in Atlantic City, resulting in an after-tax cumulative effect charge of $30.6 million ($0.16 per share). Second, we incurred and expensed additional preopening costs associated with these projects during the 1999 first quarter, reducing earnings by an additional $31.5 million ($20.6 million, $0.11 per share, after tax).

 Corporate expense

   Corporate expense totaled $9.0 million in the 2000 first quarter, representing a $2.2 million (20%) decline from $11.3 million in the prior-year period. This decline reflects reduced expenditures for payroll, professional fees and contributions, combined with a net gain of $1.0 million from the sale of corporate aircraft.

 Interest and other non-operating items

   With Bellagio and Beau Rivage now complete, we have been using a significant amount of our operating cash flow to reduce outstanding debt. At March 31, 2000, total outstanding debt was $2.07 billion, versus $2.21 billion and $2.38 billion at year-end 1999 and 1998, respectively. With these two resorts now complete, we are also capitalizing a smaller portion of our interest cost. The combined effect of these two factors resulted in a $3.0 million (11%) increase in our net interest expense when compared with the 1999 first quarter.

   Our earnings during the recent quarter were also reduced by $3.9 million ($3.6 million, $0.02 per share, after tax) for costs incurred in connection with our pending merger with MGM Grand.

Capital Resources, Capital Spending and Liquidity

   Net cash provided by operating activities (as shown in our Condensed Consolidated Statements of Cash Flows) totaled $159.5 million for the first three months of 2000, versus $101.6 million in the same 1999 period. This increase generally coincides with the record earnings we achieved during the 2000 first quarter. Our operating cash flow in the recent quarter also includes $25.0 million we received in early January in connection with our previous evaluation of the possible acquisition of the gaming operations of a major competitor. The evaluation occurred in April 1999, and as part of the negotiations it was agreed that we would receive the $25 million fee as compensation for our efforts should the operations be sold to another bidder. The operations were sold to another bidder in late December 1999, and we recorded the receivable for the fee and the associated income net of related costs in the 1999 fourth quarter.

   Our capital spending has declined significantly as a result of the completion of Bellagio and Beau Rivage. After giving effect to the change in associated deposit and payable amounts, capital expenditures and preopening and related promotional costs required net cash of $63.8 million in the 2000 first quarter, versus $191.3 million in the prior-year period. Expenditures during the current-year quarter principally relate to construction projects at The Mirage. These projects include the new 1,260-seat Danny Gans Theatre and extensive new meeting, convention and exhibit space, including a new 90,000-square foot exhibit hall. The popular singer/impersonator Danny Gans began performing in the new theatre in early April. The new meeting and convention space is scheduled to be completed in June of this year and the exhibit hall is expected to open in May 2001. The total cost of these projects is anticipated to be approximately $100 million. At March 31, 2000, we had incurred approximately $51 million of this amount. Capital expenditures during the 1999 first quarter principally relate to the completion of Beau Rivage and amounts associated with the room refurbishment project at Treasure Island.

   Except for the above-noted projects at The Mirage and our development activities in Atlantic City, New Jersey, the merger agreement with MGM Grand generally limits our capital expenditures to $3.0 million for any individual project or $80.0 million for all projects combined. The merger agreement does not limit our expenditures for normal maintenance and repairs.

   With respect to our development activities in Atlantic City, environmental remediation work is ongoing on our 120-acre Marina site and design of the internal roads and other master plan elements is underway. Construction is also continuing on the previously funded joint venture road improvement project with the State of New Jersey to improve access to the Marina area. Because of the pending merger with MGM Grand, we cannot be certain of the ultimate design, timing, cost or construction of our wholly owned hotel-casino resort planned for the Marina site. Our plans for a new hotel-casino resort on the site of our existing Boardwalk hotel-casino and adjacent land on the Las Vegas Strip, as well as our contemplated hotel expansion project at Bellagio, are also subject to MGM Grand's analysis and approval following the merger.

   The pending merger with MGM Grand is not expected to affect plans for our existing 50-50 joint venture with Boyd Gaming Corporation, which call for the development of a hotel-casino resort to be known as "The Borgata" on a 25-acre portion of our Marina site. We are in discussions with Boyd concerning increasing the size of The Borgata from 1,200 rooms to 2,000 rooms. It is currently estimated that the larger project size would increase the budgeted cost from approximately $750 million to slightly in excess of $1.0 billion. Each partner's cash equity contribution would also increase by $57 million, thereby requiring total cash contributions of $117 million from us and $207 million from Boyd. At March 31, 2000, we had made cash contributions of approximately $7 million. We would also contribute the 25-acre site to the joint venture. The joint venture will attempt to obtain acceptable financing for the remaining cost of the project that is non-recourse to either partner. If the necessary permits and financing are obtained, construction of The Borgata could begin by the end of this year.

   During the 2000 first quarter, we received proceeds from the sale of property and equipment of approximately $46 million. Most of this amount was received from the sale of corporate aircraft mentioned previously.

   The significant decline in our capital spending requirements has allowed us to use the majority of our free cash flow in recent months to reduce outstanding debt. During the first three months of 2000, we utilized
$141.7 million to repay borrowings under our bank credit facility and commercial paper program. All outstanding bank credit facility and commercial paper borrowings are required to be repaid upon completion of the merger with MGM Grand. At April 30, 2000, no borrowings were outstanding under our commercial paper program and we had $1.09 billion outstanding under our bank credit facility. None of our remaining debt securities are required to be repaid upon completion of the merger. The merger agreement limits our aggregate outstanding indebtedness, net of cash and cash equivalents, to $2.15 billion. At March 31, 2000, the total outstanding principal amount of our debt, net of cash and cash equivalents, was approximately $1.93 billion.

Forward-Looking Statements

   This Form 10-Q contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "may," "could," "might" and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. These forward-looking statements involve important risks and uncertainties that could significantly affect our anticipated future results and, therefore, our actual results may differ materially from those described in any forward-looking statement. These risks and uncertainties include those relating to competition, development and construction activities, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or international economic conditions, pending or future legal proceedings, the effects of changes in federal or state tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions). Additional information concerning potential factors that we think could cause our actual results to differ materially from expected and historical results is included under the caption "Factors that May Affect Our Future Results" in Item 1 of the 1999 Annual Report. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

   The following is reproduced from the Mirage Resorts, Incorporated Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

Our Operating Results

 Company-Wide

   Our two new resorts had a major impact on our operating results during 1999. Bellagio opened on October 15, 1998 and Beau Rivage opened on March 16, 1999.

   Reflecting the contribution from these two new resorts, total revenues grew by $1.00 billion, or 61%, over 1998. Casino revenues increased by $421.7 million, or 51%, and non-casino revenues were up by $578.5 million, or 70%. Table games revenue increased by $223.9 million, or 53%, and slot revenue rose by $183.4 million, or 50%. Company-wide table games win percentage was 19.8%, compared with 19.4% in 1998. Company-wide occupancy of our available standard guestrooms was 96% in 1999 at an average daily rate of approximately $105. This compares with 98% and $93 in 1998. The decline in occupancy reflects the effect of a substantial increase in room inventory on the Las Vegas Strip during 1999 and the lower occupancy experienced at Beau Rivage. The increase in the average daily room rate principally reflects Bellagio's room rates, which are generally higher than those of our other resorts.

 Bellagio

   Bellagio generated total revenues of $1.10 billion and an operating profit of $168.6 million during its first full year of operation in 1999. Bellagio's depreciation expense for 1999 was $91.6 million. Casino revenues totaled $507.3 million and non-casino revenues were $589.4 million. Table games revenue for the year was $354.0 million and slot revenue accounted for $131.4 million. Bellagio's table games win percentage in 1999 averaged 22.6%. Standard guestroom occupancy was 98% at an average daily rate of approximately $153.

   During its first 77 days of operation in 1998, Bellagio achieved total revenues of $244.1 million and an operating profit of $34.1 million before preopening expense. Its depreciation expense for the period was $18.9 million. Casino revenues were $127.8 million and non-casino revenues totaled $116.3 million. Table games contributed $87.4 million and slots added another $35.3 million. The table games win percentage for this abbreviated period was 21.5%. Standard guestroom occupancy was 96% at an average daily rate of approximately $147.

 Beau Rivage

   During nine and one-half months of operation in 1999, Beau Rivage generated total revenues of $278.1 million and an operating profit of $16.2 million before preopening expense. Its depreciation charge for the period was $28.9 million. Casino revenues totaled $146.9 million and non-casino revenues were $131.2 million. Casino revenues principally include slot revenue of $97.9 million and table games revenue of $47.9 million. Beau Rivage's table games win percentage for the period was 17.0%. Standard guestroom occupancy was 85% at an average daily rate of approximately $90. Beau Rivage's operating results in 1999 include approximately $12.0 million of pre-tax income from the settlement of a business interruption insurance claim associated with a major hurricane that struck the Biloxi area in September 1998.

   We designed Beau Rivage as a luxurious facility in anticipation of the Gulf Coast developing into a major destination resort market. Efforts to establish Beau Rivage as the long-term leader in the Gulf Coast market resulted in additional payroll, promotional, advertising and other costs that have constrained the resort's operating income contribution since opening. Additionally, high staffing levels and other inefficiencies associated with the opening periods of new resorts have hindered Beau Rivage's initial operating results.

   The March 16, 1999 opening of Beau Rivage spurred significant growth in gaming revenues in the Gulf Coast market. For the nine months ended December 31, 1999, gross gaming revenues grew by 31.3% over the same period in 1998. Excluding Beau Rivage's contribution, gross gaming revenues for the period were up 8.4%. We believe that Beau Rivage's earnings will improve as we intensify our efforts toward gaining a larger share of the growing Gulf Coast market and becoming more efficient in our operations. However, until we are successful in these efforts, Beau Rivage will continue to have a negative impact on our operating margins.

 Same-Store (Excluding Bellagio and Beau Rivage)

   Our same-store revenues totaled $1.27 billion in 1999, versus $1.41 billion in 1998 and $1.52 billion in 1997. On a same-store basis, our wholly owned resorts generated an operating profit of $182.9 million in 1999, $228.1 million in 1998 and $325.6 million in 1997. Same-store depreciation expense was $84.7 million in 1999, versus $86.4 million in 1998 and $88.0 million in 1997. Same-store casino revenues were $589.4 million, compared with $694.2 million in 1998 and $784.5 million in 1997. The decline in both 1999 and 1998 principally reflects lower table games revenue. Same-store table games revenue was down by 27% in 1999 and 22% in 1998. We attribute these declines to increased competitive pressures in the Las Vegas market, including from Bellagio, and economic difficulties experienced by certain Asian countries affecting our international business. A lower win percentage was also a factor. Our same-store table games win percentage was 17.3% in 1999, versus 18.9% in 1998 and 21.5% in 1997. Historically, our table games win percentage has averaged approximately 20%. Following a 2% increase in 1998, same-store slot revenue was down by 3% in 1999.

   Our non-casino revenues have also been impacted by the increased competition in Las Vegas. Same-store non-casino revenues totaled $685.7 million in 1999, $711.4 million in 1998 and $731.9 million in 1997. In addition to the opening of Bellagio in October 1998, three major new competing resorts opened on the Las Vegas Strip during 1999, adding approximately 9,700 guestrooms to the market. Despite this additional capacity, our occupancy levels have remained strong. Same-store occupancy of available standard guestrooms averaged 97% in 1999, versus 98% in both 1998 and 1997. The additional inventory, however, has put pressure on room rates. Guestroom refurbishment programs at both Treasure Island and the Golden Nugget in Laughlin also impacted our operating results during 1999. Both projects were completed by the end of the third quarter and significantly upgraded the furnishings of the guestrooms. Principally due to these two projects, we experienced approximately 2% fewer available same-store room nights during 1999 versus 1998. As a result of these factors, same-store room revenues were down by approximately 3% in both 1999 and 1998. During 1997, we completed the refurbishment of 1,382 guestrooms at our Golden Nugget facility in downtown Las Vegas, principally accounting for a 1% reduction in our company-wide available room nights for that year.

   We continue to develop and implement strategies to enhance our competitive position in Las Vegas. Some of these strategies include introducing new entertainment attractions and restaurants, refurbishing our guestrooms, constructing additional meeting and convention facilities and introducing new advertising and marketing programs. We believe that some of our greatest strengths for dealing with new competition are the superior design, condition and locations of our resorts and the friendliness and professionalism of our employees.

   Same-store operating costs and expenses at our hotel-casinos declined by $75.9 million, or 7%, in 1999 and $15.6 million, or 1%, in 1998. These declines generally follow the decline in same-store revenues. The decline in 1998 was partially offset by the costs of additional staffing efforts necessary to prepare for the opening of Bellagio and Beau Rivage. The opening of these two new resorts increased our staffing levels from 17,000 to almost 30,000 employees. Many of these new positions were filled through promotion or transfer of employees from our other resorts. In order to ensure a smooth transition, we hired replacement employees prior to the departure of transferring employees. These additional staffing efforts resulted in considerably higher payroll and training costs in 1998.

 Other Factors Affecting Our Earnings

   Corporate expense was relatively flat in 1999, after increasing significantly in 1998. The increase in 1998 reflects expenses related to the potential legalization of gaming in new jurisdictions, the growth in the size of our Company and expanded activities in pursuit of entertainment attractions for our resorts. Additionally, corporate expense in 1998 and 1997 was reduced by gains from the sale of corporate aircraft.

   On January 1, 1999, we adopted a new accounting standard that requires preopening and other start-up costs to be expensed as incurred rather than capitalized and charged to expense subsequent to opening the related facility. As a result, we recorded an after-tax cumulative effect charge in 1999 of $30.6 million ($0.16 per share basic and $0.15 per share diluted) for the write-off of all previously capitalized preopening costs associated with Beau Rivage and our development activities in Atlantic City, New Jersey. During 1999, we also incurred and expensed additional preopening and related promotional costs related to these projects of $42.1 million. After tax, these additional preopening costs reduced our 1999 earnings by $27.6 million, or $0.14 per share basic and diluted. We expensed all $88.3 million of Bellagio's previously capitalized preopening costs in the 1998 fourth quarter. After tax, the write-off reduced our 1998 earnings by $57.5 million, or $0.32 per share basic and $0.30 per share diluted.

   Reflecting our investment in Bellagio and Beau Rivage, our debt levels and associated interest cost have risen significantly. Our long-term debt increased from $468.1 million at December 31, 1996 to $2.21 billion at December 31, 1999. With Bellagio and Beau Rivage now complete, we are capitalizing a smaller portion of our interest cost, resulting in a much higher charge for interest expense. Net interest expense in 1999 totaled $117.5 million, compared with $32.7 million in 1998 and $7.7 million in 1997.

   In April 1999, we evaluated the possible acquisition of the gaming operations of a major competitor. As part of the negotiations, it was agreed that we would receive a fee as compensation for our efforts should the operations be sold to another bidder. In late December 1999, a competing bidder completed the acquisition of the operations and we recorded income of $24.5 million after deducting the related costs. After tax, this transaction increased our 1999 earnings by $15.9 million, or $0.08 per share basic and diluted.

   We recorded other non-operating income in 1999 of $6.1 million, compared with $15.8 million in 1998 and $6.7 million in 1997. The 1998 amount includes earnings on debt securities we acquired late in 1997 in connection with the purchase of the Boardwalk hotel-casino. We recorded interest income on the securities until the purchase was completed on June 30, 1998. The 1998 amount also reflects additional earnings on an escrow account established late in 1997 to fund our portion of the cost of road improvements in the Marina area of Atlantic City. Earnings on the account were lower in 1999 as the funds were being used for construction of the road improvements.

   We incurred debt-related extraordinary charges in both 1998 and 1997. The $3.5 million ($0.02 per share basic and diluted) after-tax charge in 1998 is associated with the redemption of all $100 million principal amount of our 9 1/4% notes. The notes were scheduled to mature in March 2003 and were redeemed at 104.11% of the principal amount. It was economically advantageous for us to repay the notes with less expensive funds borrowed under our bank credit facility and commercial paper program, even after considering the prepayment penalty that accounted for most of the extraordinary charge. In 1997, we incurred an after-tax extraordinary charge of $2.2 million ($0.01 per share basic and diluted) in connection with amending our bank credit facility to, among other things, increase its size and extend its maturity. We incurred no extraordinary charges in 1999.

   Our effective income tax rate approximated the 35% statutory rate in both 1999 and 1997. Our effective income tax rate in 1998 was approximately 37%, mainly due to the non-deductibility of certain expenses related to the potential legalization of gaming in new jurisdictions.

Our Capital Resources, Capital Spending and Liquidity

   Net cash provided by operating activities (as shown in our Consolidated Statements of Cash Flows) totaled $429.2 million in 1999, versus $279.9 million in 1998 and $294.0 million in 1997. The increase in our operating cash flow in 1999 principally represents the contribution from Bellagio and Beau Rivage and additional cash distributions from Monte Carlo of $13.1 million. The decline in 1998 generally reflects the decline in our operating income, offset in part by cash distributions from Monte Carlo of $20.9 million. We received no cash distributions from Monte Carlo prior to 1998, as the joint venture was using its free cash flow to reduce outstanding debt.

   The majority of our operating cash flow during the past three years was effectively used for the completion of Bellagio and Beau Rivage. After giving effect to the change in associated deposit and payable amounts, capital expenditures and preopening and related promotional costs required net cash of $558.8 million in 1999, $1.29 billion in 1998 and $1.17 billion in 1997. Capital expenditures in 1999 also include expenditures associated with the room refurbishment programs at Treasure Island and the Golden Nugget-Laughlin.

   We completed the purchase of the Boardwalk on June 30, 1998. The purchase required total cash outlays of approximately $112.0 million. We spent approximately $51.9 million of this amount in 1997, primarily to acquire certain of Boardwalk's previously issued debt securities. We also incurred $118.8 million in 1998 and $27.6 million in 1997 to acquire additional adjacent land on the Strip. This land, combined with the Boardwalk site and other land we purchased in 1993, provides us with approximately 55 acres for future development with over 1,200 feet of frontage on the Las Vegas Strip between Bellagio and Monte Carlo. We are in the very early design phase for a new hotel-casino resort which we expect to ultimately develop on the site. The design, timing and cost of any new resort are still highly uncertain and will depend on several factors. Among these factors is the market's absorption of the new resorts on the Las Vegas Strip and competition from gaming outside of Nevada. Because we acquired the Boardwalk and adjacent land for development of a new resort, interest cost is being capitalized on the funds used for such purchases. In the interim, Boardwalk is being accounted for as an incidental operation. Under this method, Boardwalk's operations are excluded from our consolidated operating results, and its net income, as well as rental income from the adjacent land, is recorded as a reduction in the carrying value of the land.

   We are currently converting existing meeting space at The Mirage into the new 1,260-seat Danny Gans Theatre. This popular singer/impersonator will begin performing in the new theatre in April 2000. We are also currently adding extensive meeting, convention and exhibit space at The Mirage, including a new 90,000-square foot exhibit hall. The meeting and convention space is scheduled to be completed in June of this year, and the exhibit hall is expected to open in May 2001. The total cost of these projects is anticipated to be approximately $100 million. At December 31, 1999, we had incurred approximately $23 million of this amount. We are also considering the construction of a 1,500-seat theatre at The Mirage for the presentation of a new Broadway-style musical. The design, budget and construction schedule for the new theatre have not yet been finalized.

   In Atlantic City, we are progressing with the design and budgeting of our proposed resort development in the Marina area. Current plans for our 120-acre site call for construction of our own wholly owned hotel-casino resort and a second 50%-owned resort in partnership with Boyd. We are currently designing and will develop the master plan improvements for the entire Marina site. We previously filed an application for the major environmental permit necessary to construct a portion of these improvements, which is currently pending. As part of our agreement with the City of Atlantic City to acquire the land, we are required to remediate environmental contamination at the Marina site, which was a municipal landfill until 1975. A substantial portion of the remediation work had been completed at February 1, 2000. Also as part of our agreement with the City, we have completed demolition of the City-owned facilities previously located on the site and are in the process of relocating on-site public utilities. Construction is also continuing on the previously funded joint venture road improvement project with the State of New Jersey to improve access to the Marina area. The road improvement project is scheduled for completion in May 2001.

   The design, budget and construction schedule for our wholly owned hotel-casino on the Marina site have not yet been finalized. We intend to apply for the major environmental permit that is required to develop our resort in the second quarter of this year. Our joint venture agreement with Boyd calls for the development of a new hotel-casino resort with approximately 1,200 guestrooms on a 25-acre portion of the Marina site. Boyd will oversee the design and construction of the joint venture hotel-casino to be known as "The Borgata" and operate the resort upon completion. Under the agreement, subject to the receipt of acceptable financing as described below, we will contribute the 25 acres of land (valued at $90 million) and $60 million in cash, of which approximately $5 million had been contributed at February 1, 2000. Boyd will contribute a minimum of $150 million in cash plus any amounts necessary to fund project costs in excess of $750 million. The joint venture will attempt to obtain acceptable financing of approximately $450 million for the remaining cost of the project that is non-recourse to both our Company and Boyd. We have recently had discussions with Boyd regarding a possible increase in the size of The Borgata and each partner's required capital contribution. The joint venture has an application currently pending for the required major environmental permit. If the necessary permits and financing are obtained, construction of The Borgata could begin by late summer of this year.

   Both our Company and the joint venture must apply for and receive numerous other governmental permits and satisfy other conditions before construction of either hotel-casino can begin. Additionally, a current Atlantic City hotel-casino operator and others have filed various lawsuits challenging the validity of our previous agreement with the City of Atlantic City to acquire the land and seeking to stop the construction of the road improvements. We have prevailed in all of these lawsuits that have been finally adjudicated to date, but a number of lawsuits are still pending in various stages and others could be filed in the future. As a result of these factors, as well as the pending merger with MGM Grand, we cannot be certain of the ultimate development or timing of construction of the hotel-casinos planned for the Marina site.

   In 1998, we received net proceeds of $394.7 million from the issuance of $200 million principal amount of 6 5/8% notes due in 2005 and an equal principal amount of 6 3/4% notes due in 2008. We also issued debt securities in 1997 and received net proceeds of approximately $296.1 million. The debt securities issued in 1997 consisted of $200 million principal amount of 6 3/4% notes due in 2007 and $100 million principal amount of 7 1/4% debentures due in 2017.

   During 1998, we repaid the $133 million principal amount of our zero coupon notes upon maturity and retired early all $100 million principal amount of our 9 1/4% notes due in 2003. These debt retirements required total cash of approximately $237.1 million, which was provided principally by borrowings under our bank credit facility and commercial paper program.

   On May 11, 1999, we issued 16,633,663 shares of our common stock in a public offering at $25.00 per share. The $415.6 million net proceeds from the offering were used to reduce borrowings outstanding under our $1.75 billion bank credit facility and commercial paper program. During 1999, we also repurchased a total of 9,020,809 shares of our common stock in the open market and in a privately negotiated transaction. The total cost of the repurchases was approximately $130.3 million, or an average of $14.45 per share. In December 1999, our Board of Directors approved a program to repurchase up to 5,000,000 additional shares of our common stock. At February 1, 2000, no shares had been repurchased under this program. The timing and amount of future share repurchases, if any, will depend on various factors, including market conditions, available alternative investments and our financial position. Pending the merger with MGM Grand, we are not permitted to repurchase shares without their approval.

   We believe our existing cash balances, future operating cash flow and available borrowing capacity will provide us with sufficient resources to meet our existing debt obligations and foreseeable capital expenditure requirements.

Market Risk

   Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. To date, we have not invested in derivative- or foreign currency-based financial instruments. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed-rate borrowings and short-term borrowings under our revolving bank credit facility and commercial paper program.

   The following table provides information about our long-term debt at December 31, 1999.

                                                                    Estimated
                                        Maturity    Face   Carrying   Fair
                                          Date     Amount   Value     Value
                                       ---------- -------- -------- ---------
                                               (Dollars in millions)
   LIBOR-based bank credit facility
    borrowings, at a weighted average
    interest rate of approximately     Various to
    6.68%............................. Feb. 2000  $1,155.0 $1,155.0 $1,155.0
   Commercial paper notes, at a
    weighted average effective
    interest rate of approximately     Various to
    6.59%............................. Jan. 2000     107.4    106.6    106.6
   6 5/8% notes....................... Feb. 2005     200.0    199.2    183.6
   7 1/4% notes....................... Oct. 2006     250.0    249.7    230.2
   6 3/4% notes....................... Aug. 2007     200.0    199.3    176.6
   6 3/4% notes....................... Feb. 2008     200.0    199.1    174.0
   7 1/4% debentures.................. Aug. 2017     100.0     99.7     83.5
   Other notes, at a weighted average
    interest rate of approximately     Various to
    8.7%.............................. Aug. 2010       1.7      1.7      1.7
                                                  -------- -------- --------
                                                  $2,214.1 $2,210.3 $2,111.2
                                                  ======== ======== ========

   There are no principal payments due on our debt securities prior to their maturity.

   At December 31, 1998, the face amount, carrying value and estimated fair value of our long-term debt was approximately $2.4 billion. Our fixed-rate debt at that date consisted of the notes and debentures listed above, and our bank credit facility borrowings totaled $1.43 billion at a weighted average interest rate of approximately 5.75%. No borrowings were outstanding under our commercial paper program.

   Borrowings under our $1.75 billion bank credit facility are unsecured and bear interest, at our option, at the prime rate or at a specified premium over the one-, two-, three- or six-month London Interbank Offered Rate, a rate that fluctuates daily. The premium is based on the credit rating of our 7 1/4% notes due October 2006 and our Leverage Ratio (as defined). At February 1, 2000, the premium was 0.50% per annum. Alternatively, we may request interest rate bids from the participating banks. Outstanding borrowings under our $500 million commercial paper program count against the availability under our bank credit facility. Borrowings under our bank credit facility and commercial paper program are classified as long-term debt because we intend to replace these borrowings as they come due and to have these borrowings outstanding for longer than one year. However, the amount of our outstanding borrowings is expected to fluctuate and may be reduced from time to time. The bank credit facility matures in March 2002. If the merger with MGM Grand is consummated, the bank credit facility will terminate and all outstanding borrowings will become due.

Year 2000 Readiness

   In the past, many computer software programs were written using two digits rather than four to define the applicable year. As a result, date-sensitive computer software may recognize a date using "00" as the year 1900 rather than the year 2000. This is generally referred to as the "Year 2000 issue." If this situation occurs, the potential exists for computer system failures or miscalculations by computer programs, which could disrupt operations.

   We completed an extensive program to ensure that our computer systems are Year 2000 compliant and have experienced no significant problems to date associated with the Year 2000 issue. Additionally, there are no claims pending or, to our knowledge, threatened against us arising out of the Year 2000 issue.

PROSPECTUS
----------

                                $2,750,000,000

                                MGM GRAND, INC.

                         Debt Securities, Common Stock
                            and Subscription Rights

                               ----------------

   We may use this prospectus to offer and sell from time to time, separately or together, one or more series of our debt securities, consisting of debentures, notes, bonds or other evidences of indebtedness, shares of our common stock and subscription rights. These securities will have an aggregate initial public offering price not to exceed $2,750,000,000 and will be offered and sold at prices and on terms to be determined at the time of sale. The terms of any offering will be set forth in one or more prospectus supplements to this prospectus.

   If we offer our common stock and/or subscription rights, the prospectus supplement will also set forth the total number of shares offered, the offering price and the terms of the offering. Our common stock trades on the New York Stock Exchange under the symbol "MGG." On May 4, 2000, the closing price of our common stock was $29.125 per share. Any subscription rights we issue will be transferable, and we anticipate that the rights will be authorized for trading on the NYSE.

   If the offering is for debt securities, the prospectus supplement will set forth the specific title, series, total principal amount, maturity, interest rate (or the way interest is to be calculated), time of payment of interest, whether the debt securities are to be represented by certificates, authorized denominations, terms for redemption, sinking fund requirements, guarantees by our subsidiaries, covenants and the initial public offering price. The prospectus supplement will also contain information, where applicable, about certain U.S. federal income tax considerations relating to the offered securities.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities regulators or gaming regulatory authorities have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

   None of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the New Jersey Casino Control Commission, the Michigan Gaming Control Board, the Mississippi Gaming Commission nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

                               ----------------

   The Attorney General of the State of New York has not passed upon or endorsed the merits of this offering. Any representation to the contrary is unlawful.

   We may sell all or a portion of the offered securities directly, through agents designated from time to time or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the offered securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the prospectus supplement. See "Plan of Distribution." We will not sell any offered securities without delivering a prospectus supplement describing the method and terms of the offering of the offered securities.

                  The date of this prospectus is May 5, 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
About This Prospectus....................................................   2
Forward-Looking Statements...............................................   2
The Company..............................................................   3
Use of Proceeds..........................................................   4
Ratio of Earnings to Fixed Charges.......................................   4
Summary Historical Financial Data........................................   5
Summary Unaudited Pro Forma Data.........................................   6
Comparative Historical and Pro Forma Selected Consolidated Financial
 Data....................................................................   7
Unaudited Proforma Financial Statements..................................   8
Description of Our Long Term Debt........................................  12
Description of Debt Securities...........................................  17
Description of Common Stock..............................................  24
Plan of Distribution.....................................................  25
Legal Matters............................................................  26
Experts..................................................................  26
Where You Can Find More Information......................................  26
Incorporation of Certain Information by Reference........................  27

                               ----------------

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time over approximately the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" on page 26 below.

   You should rely only on the information or representations incorporated by reference or provided in this prospectus and in the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the Registration Statement, or any document which we have filed as an exhibit to the Registration Statement or to any other SEC filing, either from the SEC or from the Secretary of the company as described under "Where You Can Find More Information" below. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the accompanying prospectus supplement is accurate as of any date other than the dates printed on the front of each such document.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast" and the like. These statements appear in a number of places, both in this prospectus and in the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations. Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, including the information incorporated by reference, identifies important factors that could cause such differences.

                                  THE COMPANY

   We are a leading operator of first class hotel and casino properties with an emphasis on the total gaming and entertainment experience. We own and operate the MGM Grand Las Vegas and the New York-New York Hotel and Casino, two of the most prominent hotel/casinos on the Las Vegas Strip. We believe the MGM Grand Las Vegas is one of the largest hotel/casinos in the world with 5,034 rooms, 171,500 square feet of gaming space and one of the largest arenas in Las Vegas. We have completed an approximate $570 million master plan to expand and transform the MGM Grand Las Vegas into "The City of Entertainment." Our New York-New York property has 2,024 hotel rooms and 84,000 square feet of gaming space. In Primm, Nevada, we own and operate the three hotel/casinos that travelers first encounter on the principal route from Southern California to Las Vegas. On July 29, 1999, we opened the MGM Grand Detroit interim casino in Detroit, Michigan. We also own and operate the MGM Grand Hotel and Casino in Darwin, Australia and operate three casinos in South Africa. We have also announced plans to develop a casino resort in Atlantic City, New Jersey.

Recent Developments
   On December 13, 1999, our board of directors approved a two-for-one split of our common stock and declared a cash dividend of $.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. The cash dividend was paid on March 1, 2000 to stockholders of record on February 10, 2000. All references to share and per share data in this prospectus have been adjusted retroactively to give effect to the stock split. At the same time, our board of directors increased the number of authorized shares of our common stock from 75 million shares to 300 million shares. We do not intend to pay any additional cash dividends for the forseeable future.

   On March 6, 2000, we announced the signing of a definitive merger agreement with Mirage Resorts, Incorporated, under which we will acquire all of the outstanding shares of Mirage for $21 per share in cash. The transaction will have a total equity value of approximately $4.4 billion. In addition, Mirage has outstanding debt of approximately $2.0 billion. The transaction is subject to the approval of Mirage shareholders and to the satisfaction of customary closing conditions contained in the merger agreement, including the receipt of all necessary regulatory and governmental approvals. The transaction will be accounted for as a purchase and is anticipated to close in 2000. As a result of the merger, Mirage will become our wholly owned subsidiary.

   Mirage is a leading owner, developer and operator of casino-based resorts. It owns and operates Bellagio, Mirage and Treasure Island on the Las Vegas Strip; Golden Nugget in downtown Las Vegas; Golden Nugget-Laughlin in Laughlin, Nevada; and Beau Rivage in Biloxi, Mississippi. Mirage also owns a 50% interest in a joint venture which owns and operates the Monte Carlo Resort & Casino on the Las Vegas Strip. Mirage also intends to expand into the Atlantic City, New Jersey market, where it owns land. For more information about us and Mirage, see "Where You Can Find More Information" on page 26 below.

   On April 11, 2000, we announced the execution of agreements with a group of banks to provide $4.3 billion in credit facilities. The credit facilities consist of a $2.0 billion five-year revolving facility, a $1.0 billion 364-day revolving facility and a $1.3 billion one-year term loan. We expect to draw on these facilities in connection with the pending acquisition of Mirage. This completes the commercial bank financing for the acquisition.

   On April 18, 2000, we completed a private placement of 46.5 million shares of our common stock for a total purchase price of $1.23 billion. Tracinda Corporation, our largest stockholder, purchased 23 million shares in the private placement. As a result of the private placement, the percentage ownership of our outstanding shares by Tracinda and its sole stockholder decreased from approximately 64% to 60%.

   On April 19, 2000, we announced our results from operations for the three months ended March 31, 2000. Net revenues for the 2000 first quarter were $442.9 million up from the prior year's quarter of $251.4 million. Operating income increased 144% to $92.4 million in the three months ended March 31, 2000 from $37.9 million in the prior year's quarter. Net income before extraordinary item and cumulative effect of change in accounting principle was $44.3 million in the 2000 first quarter when compared with $18.5 million the prior year's period. Earnings per diluted share before extraordinary item and cumulative effect of change in accounting principle was $0.38 in 2000 compared with $0.16 in the 1999 quarter. Net income for the three months ended March 31, 2000 was $44.3 million compared with $9.4 million in the 1999 period. Earnings per diluted share was $0.38 in 2000 compared with $0.08 in the prior year's quarter.

   As a result of the pending merger with Mirage, we announced on April 19, 2000, that our previously declared quarterly dividend policy was discontinued. Also, management has determined to suspend our previously announced share repurchase program. We intend to focus on utilizing all available free cash flow to pay down debt under our existing and future debt obligations as well as finance our ongoing operations.

                                USE OF PROCEEDS

   Unless otherwise specified in the prospectus supplement which accompanies this prospectus, our net proceeds from the sale of the offered securities will be used to provide a portion of the cash needed to complete the Mirage merger and for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital, reductions of our indebtedness, financing of capital expenditures, potential acquisitions and the repurchase of our common stock. Funds not immediately required for such purposes may be invested in short-term investment grade securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                                                      Year Ended December 31,
                                                    ----------------------------
                                                    1995 1996 1997  1998 1999(2)
                                                    ---- ---- ----- ---- -------
Ratio of Earnings to Fixed Charges(1).............. 1.65 2.78 10.11 2.94  2.73

--------
(1) For purposes of computing the foregoing ratios: (a) earnings consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest, and (b) fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, our proportionate share of the interest cost of 50%-owned joint ventures (such as the limited liability company which owns New York-New York, of which we have owned 100% since March 1, 1999) and the estimated interest component of rental expense.

(2) The pro forma ratio of earnings to fixed charges for 1999, giving effect to our acquisition of Mirage, is 1.08. These pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million) related to duplicative departments and redundant infrastructure and operating efficiencies upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual experience. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

                       SUMMARY HISTORICAL FINANCIAL DATA

   MGM Grand and Mirage are providing the following financial information to assist you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports and other information that MGM Grand and Mirage have filed with the Securities and Exchange Commission.

SUMMARY HISTORICAL FINANCIAL DATA OF MGM GRAND
(in thousands, except for per share data)

                                  At or for the year ended December 31,
                          ------------------------------------------------------
                           1995 (A)   1996 (B)   1997 (C)     1998     1999 (D)
                          ---------- ---------- ---------- ---------- ----------
Net revenues............  $  718,781 $  800,189 $  827,597 $  773,863 $1,391,650
Operating income........     103,823    129,294    190,970    131,574    209,868
Net income before
 extraordinary items and
 cumulative effect of
 change in accounting
 principle..............      46,565     74,517    115,256     68,948     95,124
Cash dividends per
 common share...........          --         --         --         --         --
Diluted earnings per
 share before
 extraordinary items and
 cumulative effect of
 change in accounting
 principle..............  $     0.48 $     0.68 $     0.98 $     0.61 $     0.80
Weighted average common
 and common equivalent
 shares outstanding.....      97,088    108,514    117,670    112,684    120,086
Total assets............  $1,275,883 $1,275,121 $1,389,816 $1,768,958 $2,760,743
Long-term debt
 (including current
 portion)...............     551,099     83,391     57,830    544,874  1,318,841
Stockholders' equity....     584,548    973,382  1,101,622    964,381  1,033,846

SUMMARY HISTORICAL FINANCIAL DATA OF MIRAGE
(in thousands, except for per share data)

                                  At or for the year ended December 31,
                          ------------------------------------------------------
                             1995       1996       1997     1998 (E)   1999 (F)
                          ---------- ---------- ---------- ---------- ----------
Net revenues............  $1,330,744 $1,367,544 $1,418,551 $1,523,729 $2,431,837
Operating income........     284,087    312,670    326,041    152,105    305,027
Net income before
 extraordinary items and
 cumulative effect of
 change in accounting
 principle..............     169,948    206,045    209,803     85,225    140,968
Cash dividends per
 common share...........          --         --         --         --         --
Diluted earnings per
 share before
 extraordinary items and
 cumulative effect of
 change in accounting
 principle..............  $     0.88 $     1.05 $     1.09 $     0.45 $     0.70
Weighted average common
 and common equivalent
 shares outstanding.....     192,331    196,683    192,536    190,964    200,240
Total assets............  $1,791,713 $2,143,490 $3,347,350 $4,530,202 $4,804,306
Long-term debt
 (including current
 portion)...............     249,063    468,593  1,397,655  2,378,911  2,210,279
Stockholders' equity....   1,209,343  1,290,883  1,512,484  1,601,837  2,023,902

--------
(A) Includes a $5,942,000 pre-tax write-down for restructuring costs.

(B) Includes a $49,401,000 pre-tax write-down for the master plan asset disposition and a $7,868,000 pre-tax charge for New York-New York hotel preopening costs.

(C) Includes a $28,566,000 pre-tax write-down for the master plan asset disposition.

(D) Includes a $71,495,000 pre-tax charge for MGM Grand Detroit, the Mansion at the MGM Grand Las Vegas, and MGM Grand Atlantic City hotel preopening costs as well as certain tender related costs.

(E) Includes a $88,313,000 pre-tax charge for Bellagio hotel preopening costs.

(F) Includes a $42,130,000 pre-tax charge for Beau Rivage hotel preopening costs.

                       SUMMARY UNAUDITED PRO FORMA DATA

   The Mirage merger will be accounted for as a "purchase," which means that the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the time the companies are combined. We are providing the following financial information to assist you in your analysis of the financial aspects of the Mirage merger. We derived this information from audited financial statements for 1999 for both MGM Grand and Mirage. The information is only a summary of the unaudited pro forma financial information presented on pages 8 to 11 and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual reports and other information that we have filed with the Securities and Exchange Commission.

   While this pro forma financial information has been prepared based upon currently available information using assumptions which we believe are appropriate, you should be aware that this pro forma information may not be indicative of what actual results will be in the future or would have been for the periods presented. You should read the notes to the unaudited pro forma financial information beginning on page 10 for further discussion of the assumptions we made to prepare this information.

PRO FORMA INCOME DATA:

                                                            For the year ended
                                                             December 31, 1999
                                                           ---------------------
                                                           (In thousands, except
                                                            per share amounts)
Net revenues.............................................       $ 3,823,487
Operating income.........................................           500,009
Net income before extraordinary items and cumulative
 effect of change in accounting principle................            91,487
Diluted earnings per share before extraordinary items and
 cumulative effect of change in accounting principle.....              0.55(1)
Cash dividends per common share..........................               --
Weighted average common and common equivalent shares
 outstanding.............................................           166,586

PRO FORMA BALANCE SHEET DATA:

                                                           At December 31, 1999
                                                           ---------------------
                                                              (In thousands)
Total assets.............................................       $10,991,815
Long-term debt (including current portion)...............         6,698,281
Stockholders' equity.....................................         2,230,096

--------
(1) Pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million or $0.37 per diluted share) related to duplicative departments and redundant infrastructure and operating efficiencies upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual experience. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

                 COMPARATIVE HISTORICAL AND PRO FORMA SELECTED
                          CONSOLIDATED FINANCIAL DATA

   We have summarized below the per share information of MGM Grand and Mirage on a historical and pro forma combined basis. Mirage stockholders will receive $21 from MGM Grand in exchange for each share of Mirage common stock. The information set forth below is only a summary, and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports and other information that MGM Grand and Mirage have filed with the Securities and Exchange Commission.

                                               MGM Grand    Mirage   MGM Grand
                                               Historical Historical Pro Forma
                                               ---------- ---------- ---------
Income per diluted share before extraordinary
 items and cumulative effect of change in
 accounting principle (1):
  Year ended December 31, 1999...............    $0.80      $0.70      $0.55(4)
Book value per share (2):
  At December 31, 1999.......................     9.08      10.65      13.91
Cash dividends per share (3).................      --         --         --

--------
(1) The table above combines MGM Grand's results of operations for the fiscal year ended December 31, 1999 with Mirage's results of operations for the same period. The pro forma combined income per diluted share is based on the combined weighted average number of common shares and common share equivalents. Common share equivalents consist of common stock issuable upon the exercise of outstanding options and warrants.

(2) Historical book value per share for both MGM Grand and Mirage was computed by dividing total stockholders' equity at December 31, 1999 by the number of common shares outstanding, excluding shares held in treasury, as of those dates, respectively. MGM Grand pro forma book value per share was computed by dividing pro forma stockholders' equity (See "Unaudited Pro Forma Balance Sheet" on page 9) by the pro forma number of shares of MGM Grand's common stock outstanding as of December 31, 1999 (without including outstanding options). The pro forma number of shares of MGM Grand's common stock outstanding was calculated as the sum of MGM Grand's common stock outstanding and includes the April 2000 private equity placement of $1.23 billion.

(3) Neither MGM Grand nor Mirage paid cash dividends during the periods presented. MGM Grand paid a cash dividend of $0.10 per share on March 1, 2000 to shareholders of record on February 10, 2000.

(4) Pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million or $0.37 per diluted share) related to duplicative departments and redundant infrastructure and operating efficiencies upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual experience. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                                MGM GRAND, INC.
                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1999

                                                                  MGM Grand
                           MGM Grand     Mirage     Pro Forma         as
                           Historical  Historical  Adjustments     Adjusted
                            (Note 1)    (Note 1)    (Note 2)      for Merger
                           ----------  ----------  -----------    ----------
                             (In thousands, except per share amounts)
Revenues:
 Casino..................  $  873,781  $1,243,625   $     --      $2,117,406
 Rooms...................     251,207     522,566         --         773,773
 Food and beverage.......     161,301     456,811         --         618,112
 Entertainment, retail
  and other..............     211,837     426,850         --         638,687
 Income from
  unconsolidated
  affiliate..............       6,084      29,164         --          35,248
                           ----------  ----------   ---------     ----------
                            1,504,210   2,679,016         --       4,183,226
 Less: Promotional
  allowances.............     112,560     247,179         --         359,739
                           ----------  ----------   ---------     ----------
                            1,391,650   2,431,837         --       3,823,487
                           ----------  ----------   ---------     ----------
Expenses:
 Casino..................     417,491     690,179         --       1,107,670
 Rooms...................      75,064     164,610         --         239,674
 Food and beverage.......     100,871     314,689         --         415,560
 Entertainment, retail
  and other..............     119,324     300,052         --         419,376
 Provision for doubtful
  accounts and
  discounts..............      47,157      31,911         --          79,068
 General and
  administrative.........     209,938     328,390         --  (a)    538,328
 Depreciation and
  amortization...........     125,985     205,163      14,886 (b)    346,034
 Preopening and other....      71,495      42,130         --         113,625
                           ----------  ----------   ---------     ----------
                            1,167,325   2,077,124      14,886      3,259,335
                           ----------  ----------   ---------     ----------
 Operating Profit Before
  Corporate Expense......     224,325     354,713     (14,886)       564,152
 Corporate expense.......      14,457      49,686         --  (a)     64,143
                           ----------  ----------   ---------     ----------
 Operating income........     209,868     305,027     (14,886)       500,009
                           ----------  ----------   ---------     ----------
Nonoperating Income
 (Expense):
 Interest income.........       2,142       6,126         --           8,268
 Interest expense, net of
  amounts capitalized....     (59,853)   (117,525)   (199,567)(c)   (376,945)
 Interest expense from
  unconsolidated
  affiliate..............      (1,058)        --          --          (1,058)
 Other, net..............        (946)     24,462         --          23,516
                           ----------  ----------   ---------     ----------
                              (59,715)    (86,937)   (199,567)      (346,219)
                           ----------  ----------   ---------     ----------
Income Before Income
 Taxes, Extraordinary
 Item and Cumulative
 Effect of Change in
 Accounting Principle....     150,153     218,090    (214,453)       153,790
 Provision for income
  taxes..................     (55,029)    (77,122)     69,848 (d)    (62,303)
                           ----------  ----------   ---------     ----------
Net Income Before
 Extraordinary Item and
 Cumulative Effect of
 Change in Accounting
 Principle...............  $   95,124  $  140,968   $(144,605)    $   91,487
                           ==========  ==========   =========     ==========
Per Share of Common
 Stock:
 Net Income per Basic
  Share Before
  Extraordinary Item and
  Cumulative Effect of
  Change in Accounting
  Principle..............  $     0.82                             $     0.56 (a)
                           ==========                             ==========
 Net Income per Diluted
  Share Before
  Extrtaordinary Item and
  Cumulative Effect of
  Change in Accounting
  Principle..............  $     0.80                             $     0.55 (a)
                           ==========                             ==========
 Basic Shares
  Outstanding............     116,580                  46,500 (e)    163,080
                           ==========               =========     ==========
 Diluted Shares
  Outstanding............     120,086                  46,500 (e)    166,586
                           ==========               =========     ==========

                                MGM GRAND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                            AS OF DECEMBER 31, 1999

                           MGM Grand     Mirage     Pro Forma       MGM Grand
                           Historical  Historical  Adjustments     as Adjusted
                            (Note 1)    (Note 1)    (Note 3)       for Merger
                           ----------  ----------  -----------     -----------
          ASSETS
CURRENT ASSETS:
 Cash and cash
  equivalents............. $  121,522  $  139,488  $       --      $   261,010
 Accounts receivable,
  net.....................     83,101     181,357          --          264,458
 Prepaid expenses and
  other...................     32,598      35,948          --           68,546
 Inventories..............     15,240      94,351          --          109,591
 Deferred tax asset.......     17,452      24,558          --           42,010
                           ----------  ----------  -----------     -----------
   Total current assets...    269,913     475,702          --          745,615
                           ----------  ----------  -----------     -----------

PROPERTY AND EQUIPMENT,
 NET......................  2,390,524   4,095,217    2,628,543 (f)   9,114,284

OTHER ASSETS:
 Investments in
  unconsolidated
  affiliates..............     12,485     118,221      228,750 (g)     359,456
 Excess of purchase price
  over fair market value
  of net assets acquired,
  net.....................     36,550       6,912      515,451 (h)     558,913
 Deposits and other
  assets, net.............     51,271     108,254       54,022 (i)     213,547
                           ----------  ----------  -----------     -----------
   Total other assets.....    100,306     233,387      798,223       1,131,916
                           ----------  ----------  -----------     -----------
                           $2,760,743  $4,804,306  $ 3,426,766     $10,991,815
                           ==========  ==========  ===========     ===========
     LIABILITIES AND
   STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
 Accounts payable......... $   38,018  $   39,369  $       --      $    77,387
 Construction payable.....      7,896      12,063          --           19,959
 Income taxes payable.....      3,296         --           --            3,296
 Dividend payable.........     11,388         --           --           11,388
 Current obligation,
  capital leases..........      5,145         --           --            5,145
 Current obligation, long
  term debt...............      7,852         246          --            8,098
 Accrued interest on long
  term debt...............     18,915      32,615          --           51,530
 Other accrued
  liabilities.............    197,580     240,204      175,000 (j)     612,784
                           ----------  ----------  -----------     -----------
   Total current
    liabilities...........    290,090     324,497      175,000         789,587
                           ----------  ----------  -----------     -----------
DEFERRED REVENUES.........      4,241         --           --            4,241
DEFERRED INCOME TAXES.....    108,713     232,570      910,257 (k)   1,251,540
LONG TERM OBLIGATION,
 CAPITAL LEASES...........     12,864         --           --           12,864
LONG TERM DEBT............  1,310,989   2,210,033    3,169,161 (l)   6,690,183
OTHER LIABILITIES.........        --       13,304          --           13,304
COMMITMENTS AND
 CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common stock.............      1,384         940         (475)(m)       1,849
 Capital in excess of par
  value...................  1,261,625   1,083,459      112,326 (m)   2,457,410
 Treasury stock, at
  cost....................   (505,824)   (316,385)     316,385 (m)    (505,824)
 Retained earnings........    267,165   1,255,888   (1,255,888)(m)     267,165
 Other comprehensive
  income..................      9,496         --           --            9,496
                           ----------  ----------  -----------     -----------
   Total stockholders'
    equity................  1,033,846   2,023,902     (827,652)      2,230,096
                           ----------  ----------  -----------     -----------
                           $2,760,743  $4,804,306  $ 3,426,766     $10,991,815
                           ==========  ==========  ===========     ===========

                                MGM GRAND, INC.
                         NOTES TO UNAUDITED PRO FORMA
                        CONDENSED FINANCIAL STATEMENTS

Note 1--Historical financial information for MGM Grand and Mirage for the year ended December 31, 1999 have been derived from the MGM Grand and Mirage historical financial statements. Included in the historical financial information for MGM Grand are the operating results of Primadonna and New York-New York since their acquisition on March 1, 1999.

Note 2--The following table sets forth the determination and preliminary allocation of the purchase price based on the $21.00 per share to be paid by MGM Grand to Mirage shareholders.

                                                                     (In
                                                                  Thousands)
                                                                  ----------
   Merger consideration (189.9 million shares of Mirage common stock plus 36.5 million Mirage stock options)................ $4,394,811
   Estimated fair value of Mirage debt assumed by MGM Grand......  2,116,879
   Estimated transaction costs and expenses......................     13,000
   Other adjustments, net........................................    175,000
                                                                  ----------
                                                                  $6,699,690
                                                                  ==========
   The preliminary allocation of the pro forma purchase price is as follows:
   Land.......................................................... $3,513,400
   Property and equipment, net...................................  3,210,360
   Goodwill......................................................    515,451
   Other, net....................................................   (539,521)
                                                                  ----------
                                                                  $6,699,690
                                                                  ==========

   The final purchase price and its allocation will be based on appraisals, discounted cash flows, quoted market prices and estimates by management and is expected to be completed within one year of the closing of the merger.

   The following are brief descriptions of the pro forma adjustments to the statements of income to reflect MGM Grand's acquisition of Mirage.

     (a) Pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million or $0.37 per diluted share) related to duplicative departments and redundant infrastructure and operating efficiencies upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual experience. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

     (b) Represents the amortization of goodwill and other intangible assets to which the purchase price is allocated. The amortization of goodwill is on a straight-line basis over 40 years and the amortization of other intangibles (which include customer lists and trademarks) is on a straight-line basis over five years.

     (c) Represents the additional interest expense based upon anticipated debt offerings totaling $5.1 billion minus the interest on the MGM Grand and Mirage credit facilities (see Note l). Also includes the amortization expense associated with $93.4 million of Mirage debt discount amortized over 6 years, offset by additional capitalized interest on Mirage projects in development.

     (d) Represents the tax effect of the pro forma adjustments at the 35% statutory tax rate.

     (e) Represents the number of MGM Grand, Inc. shares issued based upon the April 2000 private equity placement of $1.23 billion at $26.50 per share.

Note 3 - The following are brief descriptions of the pro forma adjustments to the balance sheet to reflect the acquisition by MGM Grand of Mirage.

     (f) Represents the net increase to Mirage's carrying value of land, buildings, furniture, fixtures and equipment to adjust those assets to their estimated fair market value.

     (g) Represents the increase in the fair value of Mirage's investment in unconsolidated affiliate based upon the fair value of the assets and liabilities of the unconsolidated affiliate.

     (h) Represents the estimated goodwill created by the transaction after allocating the purchase price to the fair value of Mirage's assets and liabilities.

     (i) Represents debt offering costs and the net increase in the fair value of intangible assets such as customer lists and trademarks.

     (j) Represents an accrual for the estimated costs of the transaction.

     (k) Records the deferred tax effect of the pro forma balance sheet adjustments, primarily related to land, buildings, furniture, fixtures and equipment.

     (l) Represents the anticipated proceeds from various debt offerings of approximately $5.1 billion of which $3.2 billion is for the purchase of the Mirage shares, $1.8 billion is for the repayment of the MGM Grand and Mirage bank facilities, and $100 million is for financing costs. This amount is offset by the debt discount of $93.4 million on the Mirage bonds.

     (m) Represents the issuance of 46.5 million shares of MGM Grand common stock for $26.50 per share as well as the elimination of Mirage's equity balances.

                       DESCRIPTION OF OUR LONG TERM DEBT

Our Bank Credit Facility

   Since 1996, we have had available to us a credit facility from a syndicate of banks led by Bank of America, N.A. On July 23, 1997, we amended our syndicated bank credit facility to make it a $1.25 billion senior revolving credit facility which may be increased to $1.5 billion under its existing terms. The credit facility has subsequently been amended several times in less significant ways. The following description is a summary of the material provisions of the credit facility, but it does not restate the credit facility agreement in its entirety. We urge you to read the credit facility agreement, which we have filed with the Securities and Exchange Commission (see "Where You Can Find More Information" on page 26 below).

   The credit facility is available:

  (1) to finance capital improvements at MGM Grand Las Vegas in accordance with our master plan with respect to that property, up to $850 million;

  (2) to fund development costs for MGM Grand Atlantic City or other casino, resort and hotel projects, or to invest in casino, resort and hotel companies or projects, up to $1.0 billion;

  (3) to fund our proposed project in Detroit, Michigan, up to $750 million;
      and

  (4) for general corporate purposes, including repurchases of our own common stock, investments in qualified investments and other capital expenditures, up to $750 million.

   Commencing on December 31, 2001, availability under the credit facility will decline in quarterly increments of the greater of $62.5 million or 5% of the commitment amount under the credit facility, with the balance due on December 31, 2002. We have the right to request one-year extensions, subject to the consent of the lenders, which would have the effect of deferring scheduled reductions in availability.

   Interest on outstanding balances and commitment fees on unutilized availabilities under the credit facility are determined by a formula based either on our leverage ratio (which is the ratio of our total debt to annualized cash flow) or the credit facility rating (which is the credit rating then applicable to the credit facility), and in the case of interest rates, on the basis of the Eurodollar or base rate existing at the time of determination. As our leverage ratio declines, the interest rate and commitment fees will also decline. We also pay certain underwriting and agency fees in connection with the credit facility.

   The credit facility is unconditionally guaranteed by each of our subsidiaries except New York-New York, The Primadonna Company, LLC, PRMA, LLC, New PRMA Las Vegas, Inc., MGM Grand Detroit II, LLC, MGM Grand-Bally's Monorail Limited Liability Company, MGM Grand Australia, Inc. and our non-U.S. subsidiaries and their U.S. holding companies which have no other assets or operations. Our subsidiaries which do not guarantee the credit facility are called the "facility nonguarantors" below. The credit facility is secured by pledges of substantially all of our assets, including the stock of MGM Grand Hotel, Inc. and MGM Grand Atlantic City, Inc., but not our interest in any facility nonguarantor, and the assets of our subsidiaries other than the facility nonguarantors. The guaranty given by MGM Grand Detroit, LLC, and the pledge of its assets, are limited to the amount borrowed under the credit facility which is made available to MGM Grand Detroit, LLC. The credit facility can become unsecured, at our option, if it receives investment grade ratings as unsecured debt from both Moody's and Standard & Poor's.

   The credit facility contains certain customary events of default and agreements, including limitations on additional debt, dividends, mergers and asset sales and capital expenditures. It also restricts acquisitions and similar transactions. As of March 23, 2000, approximately $680 million was outstanding under the credit facility. Also, during May 1999, two letters of credit were issued under the credit facility totaling approximately $50 million, which support municipal financing used to acquire land for a permanent casino in Detroit.

   The credit facility has been amended and restated in its entirety in connection with our acquisition of Mirage as a new $2 billion senior revolving credit facility. A description of the amended credit facility appears below on page 14.

Our Senior Secured Notes

   In addition to the credit facility, we also have outstanding two series of senior secured notes with a total principal amount of $500 million. One of these series of senior secured notes has a total principal amount of $300 million, pays interest semiannually at a rate of 6.95% and matures on February 1, 2005. The other series of senior secured notes has a total principal amount of $200 million, pays interest semiannually at a rate of 6 7/8% and matures on February 6, 2008. The material terms of the two series of senior secured notes are otherwise identical. The following description of our senior secured notes is a summary of the material provisions of the indentures under which the senior secured notes were issued, which have been filed with the Securities and Exchange Commission (see "Where You Can Find More Information" on page 26 below).

   The senior secured notes are our direct obligations, guaranteed by each of our subsidiaries other than the facility nonguarantors. The senior secured notes and these guarantees are secured by pledges of the same assets that are pledged to secure the credit facility. The guaranty of MGM Grand Detroit, LLC and the pledge of its assets are limited in the same way its guaranty and pledge are limited under the credit facility. Under agreements binding the banks that are party to the credit facility and the holders of the senior secured notes, the collateral securing the credit facility and the senior secured notes, and any proceeds of such collateral, must be divided equally and ratably among the credit facility and the senior secured notes. The senior secured notes and the guarantees can become unsecured, at our option, if the credit facility becomes unsecured and the unsecured facility and the senior secured notes each receive investment grade ratings from both Moody's and Standard & Poor's unless the release of collateral will cause either credit rating to fall below the rating given to the senior secured notes at the time they were issued. Each of New York-New York, The Primadonna Company, LLC, PRMA, LLC and New PRMA Las Vegas, Inc. will guaranty our senior secured notes (although these subsidiaries do not now guaranty such notes) immediately following the merger. In addition, Mirage and each of its subsidiaries will guaranty our senior secured notes immediately following the merger.

   The indentures contain certain events of default and agreements which are customary with respect to investment grade debt securities, including limitations on mergers, consolidations, and sale of substantially all assets by us, and limitations on liens and sale and leaseback transactions by us or our subsidiaries (other than the facility nonguarantors). The indentures also contain limitations on certain asset sales which apply to us and certain of our subsidiaries unless the senior secured notes become unsecured. The indentures do not limit the amount of indebtedness we may incur.

   The senior secured notes are redeemable at our option at any time at a redemption price specified in the indenture. In addition, unless the senior secured notes become unsecured, the asset sale limitations in the indentures require us to either apply the proceeds of such sales in certain ways specified in the indentures or use the proceeds to redeem senior secured notes. The applicable gaming laws of the jurisdictions in which we operate also include provisions which require, under certain circumstances specified under those laws, that senior secured notes be divested by holders who are found to be inappropriate under those laws. Except as described in this paragraph, the senior secured notes do not include redemption or sinking fund features.

   We expect the senior secured notes will become unsecured and the collateral securing them released when we receive investment grade ratings from both Moody's and Standard & Poor's. Both agencies have indicated that such investment grade ratings will be in effect on the date of the merger. However, the indentures provide that if, following the release of the collateral securing the senior secured notes, the notes fail to maintain investment grade ratings from either Moody's or Standard & Poor's we must again secure the notes with pledges of substantially all of our assets and those of the guarantors.

MGM Grand Detroit II, LLC Interim Credit Facility

   On March 31, 1999, MGM Grand Detroit II, LLC ("Detroit II"), obtained an interim $230 million senior revolving credit facility from a syndicate of banks led by Bank of America, N.A., which may be increased to $250 million under its existing terms. The Detroit interim credit facility is secured by pledges of substantially all assets of Detroit II. In addition, we have provided an unconditional guaranty of the Detroit interim credit facility, but our guaranty is not secured. The following is a summary of material provisions of the Detroit interim credit facility, which has been filed with the Securities and Exchange Commission (see "Where You Can Find More Information" on page 26 below), and is not restated in its entirety herein.

   The Detroit interim credit facility is available:

  . to refinance funds previously invested by us in the interim casino project in Detroit, Michigan;

  . to finance the design, development and construction of the interim casino;

  . to finance up to $50 million of initial development expenses associated with the proposed permanent hotel/casino project we are planning to construct in Detroit, Michigan (if we choose to have the permanent casino constructed by Detroit II); and

  . to finance other capital expenditures, acquisitions and investments to the extent permitted by the Detroit interim credit facility.

   Interest on outstanding balances and commitment fees on unutilized availabilities under the Detroit interim credit facility are determined by a formula based on ratings given to our $1.25 billion credit facility (or, if that credit facility has terminated, our senior unsecured debt) by Moody's and Standard & Poor's, and in the case of interest rates, on the basis of the Eurodollar or base rate existing at the time of determination.

   Availability under the Detroit interim credit facility will decline in quarterly increments of the greater of $19.2 million or 8 1/3% of the commitment amount of the Detroit interim credit facility, commencing on March 31, 2001. The Detroit interim credit facility matures on the earliest of June 30, 2004, 45 months following the opening of the interim casino and the date the permanent casino is opened for gaming customers.

   The Detroit interim credit facility contains certain customary events of default and agreements, including limitations with respect to additional debt, dividends, mergers and asset sales and capital expenditures. It also restricts acquisitions and similar transactions. As of March 23, 2000, approximately $146 million was outstanding under the Detroit interim credit facility. We do not expect the Detroit interim credit facility to be affected by our acquisition of Mirage.

Our Amended Credit Facilities

   We have available to us three new credit facilities, each from a syndicate of banks led by Bank of America, N.A. The three bank credit facilities will allow us to borrow up to $2 billion, $1 billion and $1.3 billion, respectively. The $2 billion credit facility and the $1 billion credit facility are both senior revolving credit facilities. This means that we will be allowed to reborrow amounts we have borrowed and subsequently repaid under each of these facilities. The $2 billion credit facility is an amendment and restatement of our existing $1.25 billion bank credit facility which will mature five years after the first day it is available to us, and the $1 billion credit facility will mature 364 days after the first day it is available to us. The $1.3 billion credit facility is a senior term loan, which means that amounts borrowed and repaid by us under this credit facility cannot be reborrowed. We will be required to repay the $1.3 billion credit facility one year from the first day it is available to us.

   The following description is a summary of the material provisions of the three new bank credit facilities, but it does not restate the three credit facility agreements in their entireties. We urge you to read the credit facility agreements in the form executed, which we have filed with the Securities and Exchange Commission.

   Each credit facility is available:

  . to refinance our existing debt, including our $1.25 billion syndicated bank credit facility and the existing $1.75 billion credit facility now available to Mirage;

  .    to finance the purchase price of our acquisition of Mirage;

  . to finance capital improvements at our properties and at the Mirage properties following our acquisition of Mirage; and

  . for working capital, acquisitions, investments in qualified investments and repurchases of our own common stock.

   In addition, we will have the right under the $2 billion credit facility to obtain letters of credit not exceeding a specified aggregate amount, including to support any commercial paper we may issue from time to time.

   Interest on outstanding balances and commitment fees on unutilized availability under each of the facilities will be determined by formulas based on our senior unsecured debt ratings without credit enhancement (which is the credit rating applicable to the facilities, as established by the credit rating agencies Moody's and Standard & Poor's), and (in the case of interest rates) on the basis of the Eurodollar or base rate existing at the time of determination. We will also pay certain underwriting and agency fees in connection with the facilities.

   The facilities will be unconditionally guaranteed by each of our subsidiaries except the facility nonguarantors provided, that each of New York-New York, The Primadonna Company, LLC, PRMA, LLC and New PRMA Las Vegas, Inc. will guaranty the bank credit facilities (although they do not guaranty our existing $1.25 billion bank credit facility). The facilities will also be unconditionally guaranteed by Mirage and each of its subsidiaries following our acquisition of Mirage. The facilities and the guarantees will be unsecured. However, the credit facility agreements restrict our ability to encumber our assets (including the guarantors' assets) until the facilities have been repaid and our right to borrow under them has ended.

   The facilities contain events of default and agreements customary in credit agreements of borrowers having investment grade credit ratings, including limitations on mergers. The facilities also restrict our ability to sell any of the Bellagio, Mirage or MGM Grand-Las Vegas hotel/casinos. In addition, the $1.3 billion term loan credit facility will require us to use all of the proceeds of any debt we incur or equity we issue after that credit facility becomes available to pay down that credit facility (until it is paid in full).

   The credit facilities and our senior notes will be unsecured as long as each has an investment grade rating from both Moody's and Standard & Poor's. Both Moody's and Standard & Poor's have indicated that such investment grade rating will be in effect on the date of the merger.

Existing Unsecured Senior Notes of Mirage Resorts, Incorporated

   Mirage has outstanding five series of senior unsecured notes. The Mirage notes will remain outstanding as obligations of Mirage after we acquire Mirage. Immediately following the merger, all of the Mirage subsidiaries and all of our subsidiaries that are to guaranty our new bank credit facilities, will also unconditionally guaranty all of the Mirage notes. The maturity dates, annual interest rates and amounts outstanding under each series of Mirage notes as of December 31, 1999 are as follows:

                         Series                         Amount Outstanding
                         ------                      -------------------------
                                                     (in thousands of dollars)
     6-5/8% notes, due February 2005, net of
      unamortized original issue discount of $817...         $199,183
     7-1/4% notes, due October 2006, net of
      unamortized original issue discount of $247...         $249,753
     6-3/4% notes, due August 2007, net of
      unamortized original issue discount of $739...         $199,261
     6-3/4% notes, due February 2008, net of
      unamortized original issue discount of $909...         $199,091
     7-1/4% debentures, due August 2017, net of
      unamortized original issue discount of $287...         $ 99,713

   The following description of the Mirage notes is a summary of the material provisions of the indentures under which the Mirage notes were issued, which have been filed with the Securities and Exchange Commission (see "Where You Can Find More Information" at page 26 below).

   The Mirage notes are the direct obligations of Mirage. The Mirage notes are unsecured. However, the indentures under which the Mirage notes were issued provide (with some exceptions) that if Mirage secures any of its debt to other persons, then the Mirage notes must also be secured by the same collateral equally and ratably with the secured debt.

   The Mirage notes are redeemable, in whole or in part, at the option of Mirage at any time at a redemption price equal to the greater of:

  .  100% of the principal amount, or

  . The sum of the present values of the remaining scheduled interest and principal payments discounted to the date of redemption on a semiannual basis at the Adjusted Treasury Rate (as defined),

plus, in either case, accrued interest to the redemption date. Except as described under this heading, the Mirage notes do not include redemption or sinking fund features.

   The Mirage indentures contain certain events of default and agreements which are customary with respect to investment grade debt securities, including limitations on mergers, consolidations, sales of all or substantially all of the assets of Mirage and sale and leaseback transactions by Mirage or its subsidiaries. The indentures also contain limitations on liens which apply to Mirage and its subsidiaries. The indentures do not limit the amount of indebtedness Mirage may incur.

   The applicable gaming laws of the jurisdictions in which Mirage operates also include provisions which require, under certain circumstances specified under those laws, that the Mirage notes be divested by holders who are found to be unsuitable under those laws.

                        DESCRIPTION OF DEBT SECURITIES

   The following provides a general description of the terms of the debt securities which we may issue. The particular terms of any debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions set forth below may not apply will be described in the prospectus supplement relating to those debt securities.

   We filed a form of indenture as an exhibit to the registration statement of which this prospectus is a part. The debt securities will be issued under one or more indentures, each dated as of a date on or before the issuance of the debt securities to which it relates and in the form filed, subject to any amendments or supplements as we may adopt from time to time. Each indenture will be entered into between us, as obligor, a trustee chosen by us and qualified to act as a trustee under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the indenture. You should read the indenture because it, and not this description, will control your rights as a holder of debt securities. The terms of the indenture are also governed by the Trust Indenture Act.

General

   The debt securities will be our direct obligations, which will be unsecured, rank subordinate to our credit facilities, of which $680 million was outstanding on March 23, 2000 and may rank subordinate to, equally with or senior to our other indebtedness, including our senior notes, of which $500 million was outstanding on March 23, 2000. Our credit facilities will provide that unsecured subordinated debt securities may be issued under an indenture without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution from our board of directors or as established in one or more indentures supplemental to the indenture. All debt securities of one series do not need to be issued at the same time. Additionally, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series.

Terms of the Debt Securities

   You should refer to the prospectus supplement for the following terms of each series of the debt securities in respect of which this prospectus is being delivered:

  . the designation, aggregate principal amount and authorized denominations of the series;

  . the issue price as a percentage of the principal amount at which the series will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity or upon redemption thereof and the rate or rates at which original issue discount will accrue;

  .  the date or dates on which the series will mature;

  . the rate or rates per annum, if any, at which the series will bear interest;

  . the times from which any interest will accrue, be payable and the record dates pertaining thereto;

  . the place or places where the principal and interest, if any, on the series will be payable;

  .  any redemption or other special terms;

  . the events of default and covenants relating to the debt securities which are in addition to, modify or delete those described herein;

  . whether the debt securities will be issued in certificated or book-entry form, and the denominations thereof;

  . if applicable, the terms of any right to convert debt securities into shares of our common stock or other securities or property;

  . provisions, if any, for the defeasance or discharge of certain of our obligations with respect to such debt securities, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing), the provisions of the indenture;

  . the manner in which the amounts of payment of principal of, premium, if any, or any interest on such debt securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which such debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

  . a discussion of any material and/or special United States federal income tax considerations applicable to such debt securities;

  . any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities other than those originally appointed;

  . whether such debt securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

  . the terms, if any, on which such debt securities will be subordinate to other debt;

  . any listing or intended listing of the debt securities on a securities exchange;

  . the provisions, if any, relating to any guarantees of the debt securities; and

  . any other terms of the debt securities, which will not be inconsistent with the provisions of the indenture.

   Our debt securities may be sold at a discount below their principal amount. Even if our debt securities are not issued at a discount below their principal amount, these securities may, for United States federal income tax purposes, be deemed to have been issued with original issue discount because of certain interest payment or other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement. In addition, special United States federal tax considerations or other restrictions or terms applicable to any debt securities offered exclusively to foreigners or denominated in a currency other than United States dollars will also be set forth in the prospectus supplement, if applicable.

Information About the Trustee

   Our indenture provides that there may be more than one trustee, each with respect to one or more series of debt securities. Any trustee under our indenture may resign at any time or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustees with respect to different series of debt securities, each trust shall be separate and apart from the trust administered by any other trustee. Except as indicated in this prospectus or any prospectus supplement, any action to be taken by the trustee may be taken only with respect to the one or more series of debt securities for which it is trustee under the indenture.

Merger, Consolidation or Sale of Assets

   Our indenture does not allow us to consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets, substantially in their entirety, as computed on a consolidated basis, to another corporation, person or entity unless:

  . either we are the surviving person, in the case of a merger or consolidation, or the successor or transferee is a corporation organized under the laws of the United States, or any state thereof or the District of Columbia and the successor or transferee corporation expressly assumes, by supplemental indenture, all of our obligations under the debt securities and the indenture; and

  . no default or event of default exists immediately after such transaction.

Denominations

   Unless we specify in the prospectus supplement, the debt securities of any series will be issuable only as debt securities in denominations of $1,000, and any integral multiples thereof, and will be payable only in U.S. dollars. The indenture also provides that debt securities of a series may be issuable in global form. See "Global Securities" below.

Registration and Transfer

   If you surrender for transfer your registered debt securities at the office or agency we maintain for such purpose, we will deliver, in the name you have designated as transferee, one or more new debt securities of the same series of like aggregate principal amount in such denominations as are authorized for debt securities of such series and of a like maturity and with like terms and conditions. You will not incur a service charge for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

   We will not be required to:

  . register, transfer or exchange debt securities of any series during a period beginning with the opening of business 15 days before the day of the transmission of a notice of redemption of debt securities of such series selected for redemption, and ending at the close of business on the day of the transmission; or

  . register, transfer or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Events of Default

   Unless we inform you otherwise in the prospectus supplement, events of default means any of the following:

  . default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

  . default in the payment of principal of or premium, if any, on any debt security of that series when due;

  . if applicable, default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

  . default in the performance, or breach, of any covenants or warranties in the indenture if the default continues uncured for a period of 60 days after written notice to us by the applicable trustee or to us and the applicable trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture; and

  .  certain events of bankruptcy, insolvency or reorganization.

   If an event of default for any series of debt securities, which are at that time outstanding, occurs and continues, then the applicable trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us, and to the applicable trustee if given by the holders, declare to be due and payable immediately the principal, or, if the debt securities of that series are discount securities, such portion of the principal amount as may be specified in the terms of that series and premium, if any, of all debt securities of that series.

   At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion set forth below under "Modification and Waiver."

   You should refer to our prospectus supplement with regard to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence and continuation of an event of default.

   The indenture provides that the trustee is not obligated to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

   No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless such holder shall have previously given to the applicable trustee written notice of a continuing event of default with respect to debt securities of that series and the holders of at least 25% in principal amount of the outstanding debt securities of that series shall have made written request, and offered reasonable indemnity, to such trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such debt security on or after the due dates expressed in such debt security and to institute suit for the enforcement of any such payment.

   We are required by the indenture, within 120 days after the end of each fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee with respect to any series of debt securities may withhold notice to the holders of debt securities of such series of any default or event of default (except a default in payment on any debt securities of such series) with respect to debt securities of such series if and so long as a committee of its trust officers, in good faith, determines that withholding such notice is in the interest of the holders of debt securities of such series.

Modification and Waiver

   We and the applicable trustee, at any time and from time to time, may modify the indenture without prior notice to or consent of any holder of any series of debt securities for any of the following purposes:

  . to permit a successor corporation to assume our covenants and obligations under the indenture and in such series of debt securities in accordance with the terms of the indenture;

  . to add to our covenants for the benefit of the holders of any series of debt securities (and if the covenants are to be for the benefit of less than all the series, we shall state that the covenants are expressly being included solely for the benefit of the applicable series);

  .  to surrender any of our rights or powers conferred in the indenture;

  . to add any additional events of default (and if the events of default are to be applicable to less than all series, we shall state that the events of default are expressly being included solely for the benefit of the applicable series);

  . to add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision and as to which the modification would apply;

  . to secure a series of debt securities or to provide that our obligations under a series of debt securities or the indenture will be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

  . to supplement any of the provisions of the indenture to the extent needed to permit or facilitate the defeasance and discharge of a series of debt securities in a manner that will not adversely affect the interests of the holders of debt securities of that series or any other series of debt securities issued under the indenture in any material respect;

  . to establish the form or terms of debt securities as permitted by the indenture;

  . to provide for the acceptance of appointment by a successor trustee regarding one or more series of debt securities and to add to or change any of the provisions of the indenture as is necessary to provide for the administration of the trusts by more than one trustee;

  . to comply with the requirements of the Securities and Exchange Commission in connection with qualification of the indenture under the Trust Indenture Act;

  .  to cure any ambiguity;

  . to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision in the indenture;

  . to eliminate any conflict between the terms of the indenture and the debt securities and the Trust Indenture Act; or

  . to make any other provisions with respect to matters or questions arising under the indenture which will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect in any material respect the interests of the holders of any outstanding debt securities of any series created prior to the modification.

   We may also modify the indenture for any other purpose if we receive the written consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately. However, we may not, without the consent of the holder of each outstanding debt security of each series affected:

  . change the stated maturity or reduce the principal amount or the rate of interest, or extend the time for payment of interest of any debt security or any premium payable upon the redemption of any debt security, or change the stated maturity of, or reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity of a discount security or impair the right to institute suit for the enforcement of any payment on or after the due date thereof (including, in the case of redemption, on or after the redemption date), or alter any redemption provisions in a manner adverse to the holders of such series of debt securities;

  . reduce the percentage in principal amount of the outstanding debt securities of a series where the consent of the holder is required for any such amendment, supplemental indenture or waiver which is provided for in the indenture;

  . if applicable, adversely affect the right of a holder to convert any debt security;

  . modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security which would be affected; or

  . modify any provision described in the prospectus supplement as requiring the consent of each affected holder of debt securities.

   A modification which changes or eliminates any covenant or other provision of the indenture with respect to one or more particular series of debt securities, or which modifies the rights of the holders of debt securities of a series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of debt securities of any other series.

   The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of such series waive any default and its consequences under the indenture, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any such debt security held by a nonconsenting holder or (2) a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

Defeasance of Debt Securities or Certain Covenants in Certain Circumstances

   Defeasance and Discharge. The indenture provides that we may be discharged from any and all obligations under any debt securities other than:

  . certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events regarding payments on debt securities;

  .  to register the transfer or exchange of debt securities;

  .  to replace stolen, lost or mutilated debt securities; or

  .  to maintain paying agencies and to hold money for payment in trust.

   We may only defease and discharge all of our obligations under the debt securities of any series if:

  . we irrevocably deposit with the trustee, in trust, the amount, as certified by an officers' certificate, of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will be sufficient to pay and discharge each installment of principal and premium, if any and any interest on, and any mandatory sinking fund payments in respect of, the debt securities of such series on the dates such payments are due; and

  . we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge.

   Defeasance of Certain Covenants. Upon compliance with certain conditions, we may omit to comply with certain restrictive covenants contained in the indenture or in the applicable prospectus supplement or any other restrictive covenant relating to any series of debt securities provided for in a board resolution or supplemental indenture which by its terms may be defeased pursuant to the terms of such series of debt securities. Any omission to comply with our obligations or covenants shall not constitute a default or event of default with respect to any debt securities. In that event, you would lose the protection of these covenants, but would gain the protection of having money and/or U.S. government obligations set aside in trust to repay the series of debt securities. We may only defease any covenants if, among other requirements:

  . we deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in respect to such obligations, in accordance with their terms, will provide money in an amount, as certified by an officers' certificate, sufficient to pay principal, premium, if any, and any interest on and any mandatory sinking fund payments in respect of the debt securities of such series on the dates such payments are due; and

  . we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service to the effect that the holders of the debt securities of such series will not recognize income, gain or loss, for United States federal income tax purposes, as a result of the covenant defeasance.

Limited Liability of Certain Persons

   The indenture provides that none of our past, present or future stockholders, incorporators, employees, officers or directors, or of any successor corporation or any of our affiliates shall have any personal liability in respect of our obligations under the indenture or the debt securities by reason of his, her or its status as such stockholder, incorporator, employee, officer or director.

Mandatory Disposition Pursuant to Gaming Laws

   The indenture provides that each holder and beneficial owner, by accepting any of the debt securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming, requires that a person who is a holder or the beneficial owner of the debt securities be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

  . to require such person to dispose of its debt securities or beneficial interest therein within 30 days of receipt of notice of our election or such earlier date as may be requested or prescribed by such gaming authority; or

  . to redeem such debt securities (possibly within less than 30 days following the notice of redemption if so required or prescribed by the applicable gaming authority) at a redemption price equal to

    (1) the lesser of:

      (a) such person's cost; and

      (b) 100% of the principal amount thereof,

       plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; or

    (2) such other amount as may be required by applicable law or by order of any applicable gaming authority.

   We shall notify the trustee in writing of any such redemption as soon as practicable. We shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

Conversion Rights

   The terms and conditions, if any, upon which the debt securities are convertible into common stock or other securities or property will be set forth in the applicable prospectus supplement. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities.

Guarantee

   The indenture provides that one or more of our subsidiaries may be a guarantor and may "guarantee" the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of our obligations under the debt securities of any series and the indenture. The liability of the guarantors will be independent of and not in consideration of or contingent upon our liability or any other party obligated under the debt securities or the indenture. A separate action or actions may be brought or prosecuted against us or any other party obligated under the debt securities or the indenture whether or not we or any other party obligated under the debt securities or the indenture are joined in any such action or actions. However, any guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the guarantor without rendering the guarantee, as it relates to such guarantor, voidable under Section 548 of the Federal Bankruptcy Code or any applicable provision of comparable state law. This guarantee will be a continuing guarantee and will remain in full force and effect until payment in full of all of the guaranteed obligations.

Payment and Paying Agents

   We covenant and agree, for the benefit of each series of debt securities, that we will duly and punctually pay the principal of, premium, if any, and any interest on the debt securities in accordance with the terms of the debt securities and the indenture. We will maintain an office or agency where debt securities of that series may be presented or surrendered for payment, where debt securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of that series and the indenture may be served.

Global Securities

   The debt securities of any series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities will be in registered form and may be issued in either temporary or permanent form. The specific terms of the depositary arrangement regarding a series of debt securities will be described in the applicable prospectus supplement relating to such series.

                          DESCRIPTION OF COMMON STOCK

   Our authorized capital stock consists of 300 million shares of common stock. As of March 9, 2000, there were 111,832,062 shares of common stock outstanding. Holders of the common stock are entitled to dividends when and as declared by our board of directors. Holders have one vote per share and the right to the net assets in liquidation after payment of any amounts due to creditors. Holders are not liable for further calls or assessments by us. There are no sinking fund or redemption provisions relating to the common stock. The common stock has noncumulative voting rights, which means that the holders of a majority of the shares voting for the election of directors can elect 100% of the directors if they choose to do so.

   Our certificate of incorporation provides that if and when we shall become, and so long as we shall remain, a publicly traded holding company as defined in the New Jersey Casino Control Act, all of our securities shall be held subject to the condition that if a holder thereof is disqualified by the New Jersey Casino Control Commission, such disqualified holder shall dispose of his interest in the securities, including common stock within 120 days, or such other time period required by the New Jersey Commission, following our receipt of notice of such disqualified holder. Promptly after the notice date, we are required to deliver a copy of such written notice to the disqualified holder by personal delivery, mail or any other reasonable means.

   Our certificate of incorporation also provides that so long as we hold, directly or indirectly, a license or franchise from a governmental agency to conduct our business, which license or franchise is conditioned upon some or all of the holders of the common stock possessing prescribed qualifications, any and all shares of the common stock shall be subject to redemption by us, at our sole option and in our sole discretion, to the extent necessary to prevent the loss of such license or franchise or to reinstate it. Any shares of the common stock redeemable pursuant to such provision may be called for redemption immediately for cash, property or rights, including our securities or securities of another corporation, on not less than five days notice to the disqualified holder at a redemption price equal to the average closing price of such stock on a national securities exchange for the 45 trading days immediately preceding the date of the redemption notice; or if the stock is not so traded, then the average of the high and low closing bid price of the stock as quoted by the National Association of Securities Dealers Automated Quotation system for such 45 trading day period; or if such stock is not so quoted, the redemption price shall be determined in good faith by the board of directors.

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC, 400 S. Hope Street, Los Angeles, California 90071.

Subscription Rights

   The following description sets forth the general terms and provisions of any subscription rights which may be issued and to which any prospectus supplement may relate. The particular terms of the subscription rights and extent, if any, to which such general provisions may not apply will be described in the prospectus supplement relating to such subscription rights.

   The subscription rights will be issued in connection with one or more rights offerings. The subscription rights will be issued without charge to our stockholders and will be transferable. The number of rights to be issued for each outstanding share of our common stock as well as the subscription price will be determined at the time of the rights offering, if any, and described in the related prospectus supplement. We anticipate that the subscription rights will be traded on the New York Stock Exchange, the exchange where our common stock is traded.

   We anticipate there will be two types of subscription privileges associated with the subscription rights. Under the basic subscription privilege, a rights holder would be entitled to purchase one share of common stock for each right held. Under the oversubscription privilege, any rights holder who exercises the basic subscription privilege for all rights held would be entitled to subscribe for additional shares of common stock at the time the basic subscription privilege is exercised. Shares will be available for the oversubscription privilege to the extent that other rights holders do not exercise their basic subscription privilege in full and will be subject to proration if necessary. In each case, the rights holder must specify the number of shares to be purchased and submit the subscription price to the subscription agent.

                             PLAN OF DISTRIBUTION

   We may sell the offered securities as follows:

  .  directly to one or more purchasers;

  .  through agents;

  .  to and through one or more dealers;

  .  to and through one or more underwriters;

  .  through a distribution of subscription rights to our stockholders; or

  .  through a combination of any such methods of sale.

   The distribution of the offered securities pursuant to any applicable prospectus supplement may be effected from time to time in one or more transactions either:

  .  at a fixed price or prices which may be changed;

  .  at market prices prevailing at the time of sale;

  .  at prices related to such prevailing market prices; or

  .  at negotiated prices.

   Offers to purchase the offered securities may be solicited directly by us. Offers to purchase may also be solicited by agents designated by us from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions which shall be payable by us to such agent will be set forth, in the applicable prospectus supplement.

   If a dealer is utilized in the sale of the offered securities, we will sell the securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell the securities to the public at varying prices to be determined by such dealer at the time of resale.

   If an underwriter is, or underwriters are, utilized in the sale of the offered securities, we will execute an underwriting agreement with such underwriters at the time of such sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the offered securities. In connection with the sale of offered securities, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of debt securities and common stock for whom they may act as agents. Underwriters may sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

   Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may also engage in transactions with, or perform services for us in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contracts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that the purchase of offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and if the offered securities are also being sold to underwriters, we shall have sold to such underwriters the offered securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for offered securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of offered securities pursuant to such contracts.

   The anticipated date of delivery of offered securities will be set forth in the applicable prospectus supplement relating to each offer.

                                 LEGAL MATTERS

   Certain legal matters in connection with the validity of offered securities to which this prospectus relates will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. Terry N. Christensen, a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, is a member of our board of directors, and he and other attorneys in that firm beneficially owned an aggregate of 14,618 shares of our common stock as of March 23, 2000. Certain legal matters will be passed on for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

   The audited consolidated financial statements and schedule of MGM Grand, Inc. incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report which includes an explanatory paragraph with respect to the change in accounting for start-up activities in 1999 as discussed in Note 2 to the consolidated financial statements.

   The audited consolidated financial statements and schedule of Mirage Resorts, Incorporated, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report which includes an explanatory paragraph with respect to the change in accounting for start-up activities in 1999 as discussed in Note 2 to the consolidated financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

   Each of MGM Grand and Mirage files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy, at prescribed rates, any document MGM Grand or Mirage files at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You also may read and copy reports and other information filed by MGM Grand or Mirage at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You may also read reports, proxy statements and other information relating to Mirage at the offices of the Pacific Exchange at 310 Pine Street, San Francisco, California 94104.

   We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933. The registration statement contains additional information about us and our debt securities and common stock. You may inspect the registration statement and its exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and obtain copies, at prescribed rates, from the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The Commission allows us to "incorporate by reference" information filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information filed later by MGM Grand or Mirage with the Commission will automatically update and supersede this information.

   We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  .  Our Annual Report on Form 10-K for the year ended December 31, 1999;

  . Our Current Reports on Form 8-K dated February 23, 2000, February 28, 2000, March 6, 2000 and April 11, 2000;

  . Mirage Resorts, Incorporated Annual Report on Form 10-K for the year ended December 31, 1999;

  . Mirage Resorts, Incorporated Proxy Statement filed with the Commission on February 23, 2000;

  . Mirage Resorts, Incorporated Registration Statement on Form 8-A12B filed with the Commission on March 10, 2000.

  . Mirage Resorts, Incorporated Preliminary Proxy Statement filed with the Commission on March 24, 2000;

  . Mirage Resorts, Incorporated Amended Registration Statement on Form 8-A12B/A filed with the Commission on April 7, 2000;

  . Mirage Resorts, Incorporated Amended Preliminary Proxy Statement filed with the Commission on April 25, 2000; and

  . Mirage Resorts, Incorporated Quarterly Report on Form 10-Q for the period ended March 31, 2000.

   All documents and reports filed by MGM Grand or Mirage pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and on or prior to the termination of the offering of the offered securities made by this prospectus are deemed to be incorporated by reference in this prospectus from the date of filing of such documents or reports, except as to any portion of any future annual or quarterly reports or proxy statements which is not deemed to be filed under those sections. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that any statement contained herein in any prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supercedes such statement. Any statement so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

   Any person receiving a copy of this prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to: Scott Langsner, Secretary, MGM Grand, Inc., 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109; telephone number: (702) 891-3333. A copy will be provided by first class mail or other equally prompt means within one business day after receipt of your request.

          Pictures of Entertainment Available at MGM Grand and Mirage

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                                  $710,000,000

                      [MGM GRAND Inc. LOGO APPEARS HERE]

                   9 3/4% Senior Subordinated Notes due 2007

                          --------------------------

                             PROSPECTUS SUPPLEMENT

                                  May 22, 2000

                          --------------------------

                          Joint Book Running Managers
Banc of America Securities LLC                         Deutsche Banc Alex. Brown

                          --------------------------

      Co-Lead Manager
Morgan Stanley Dean Witter

Banc One Capital Markets, Inc.
   Bear, Stearns & Co. Inc.
          CIBC World Markets
                Commerzbank Capital Markets Corp.
                     Merrill Lynch & Co.
                          Salomon Smith Barney
                                Scotia Capital
                                     SG Cowen
                                          Wasserstein Perella Securities, Inc.

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